Exhibit 2.1

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

by and among

ASSURANT, INC.,

SPARTAN MERGER SUB, LTD.,

ARBOR MERGER SUB, INC.

(solely for purposes of Article III and Article VIII),

TWG HOLDINGS LIMITED

and

TWG RE, LTD.,

Dated as of January 8, 2018

i

Index of Exhibits and Schedules

Exhibit A	Statutory Merger Agreement

Exhibit B	Description of Reorganization

Exhibit C	Form of Stockholder Rights Agreement

Exhibit D	Form of Registration Rights Agreement

Exhibit E	Accredited Investor Questionnaire

Exhibit F	Form of TWG Closing Certificate

Schedule 6.01(c)	Required Approvals

Schedule 6.01(e)	Foreign Antitrust Approvals

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 8, 2018 (the “Execution Date”), is by and among Assurant, Inc., a Delaware corporation (“Purchaser”), Spartan Merger Sub, Ltd., a Bermuda exempted limited liability company and a direct wholly-owned Subsidiary of Purchaser (“Merger Sub”), TWG Holdings Limited, a Bermuda limited company (“TWG”), Arbor Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of TWG (“TWG Merger Sub”) (solely for purposes of Article III and Article VIII), and TWG Re, Ltd., a corporation incorporated in the Cayman Islands (“TWG Re” and, together with TWG, the “TWG Parties”), and amends and restates in its entirety that certain Agreement and Plan of Merger, dated as of October 17, 2017 (the “Original Execution Date”), by and among Purchaser, TWG, TWG Re and TWG Merger Sub (the “Original Merger Agreement”).

WHEREAS, this Agreement contemplates a transaction in which Purchaser will acquire TWG pursuant to a merger (the “Merger”), whereby Merger Sub, a direct wholly-owned subsidiary of Purchaser, will merge with and into TWG, with TWG surviving such Merger upon the terms and subject to the conditions set forth in this Agreement and the statutory merger agreement to be executed and delivered at the Closing by Purchaser, TWG and Merger Sub in the form attached hereto as Exhibit A (the “Statutory Merger Agreement”) and in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”);

WHEREAS, pursuant to the Merger, at the Effective Time, each ordinary share, par value $0.01 per share, of TWG (“TWG Ordinary Shares”) issued and outstanding immediately following the Reclassification (as defined below) and immediately prior to the Effective Time, other than any Exception Shares (as defined below), will be converted into the right to receive the applicable portion of the Aggregate Consideration as provided hereunder;

WHEREAS, in connection with the consummation of the transactions contemplated by this Agreement, the TWG Parties will effect a reorganization (the “Reorganization”) of TWG as described on Exhibit B attached hereto;

WHEREAS, the board of directors of Purchaser has unanimously approved this Agreement and the transactions contemplated by this Agreement, including the Merger and the issuance of the Purchaser Issuable Shares (as defined below);

WHEREAS, the board of directors of Merger Sub has unanimously approved this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, the board of directors of TWG has (i) approved this Agreement and the transactions contemplated by this Agreement, including the Merger and the Reorganization, and (ii) resolved to submit this Agreement to the holders of all of the TWG Shares for their adoption;

WHEREAS, the holders of all of the TWG Shares have executed and delivered written resolutions adopting this Agreement and approving the Merger, the Reorganization and the other transactions contemplated hereby (the “TWG Shareholder Approval”);

WHEREAS, the board of directors of TWG Re has approved this Agreement and the transactions contemplated by this Agreement;

WHEREAS, the holder of all of the TWG Re Class A Shares has executed and delivered written resolutions adopting this Agreement and approving the Reorganization and the other transactions contemplated hereby (the “TWG Re Shareholder Approval”);

WHEREAS, Purchaser, as Merger Sub’s sole shareholder, has executed a written consent adopting this Agreement and approving the Merger and the other transactions contemplated hereby;

WHEREAS, the parties hereto desire to make the representations, warranties, covenants, and agreements specified in this Agreement in connection with the transactions contemplated by this Agreement;

WHEREAS, in connection with the transactions contemplated by this Agreement, at the Closing, Purchaser and the TPG Shareholders will enter into (a) a stockholder rights agreement, in substantially the form attached hereto as Exhibit C (the “Stockholder Rights Agreement”), and (b) a registration rights agreement, in substantially the form attached hereto as Exhibit D (the “Registration Rights Agreement”).

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

The Merger

Section 1.01. The Merger; Surviving Company Name. Upon the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, at the Effective Time, and pursuant to Section 104H of the Companies Act, Merger Sub shall be merged with and into TWG, the separate corporate existence of Merger Sub shall thereupon cease, and TWG shall be the surviving company in the Merger (the “Surviving Company”). The name of the Surviving Company shall be selected by Purchaser and set forth in the Merger Application.

Section 1.02. The Effective Time. On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, TWG, Purchaser and Merger Sub shall (a) on the Closing Date, execute and deliver the Statutory Merger Agreement, (b) as soon as practicable following the Closing and on the Closing Date, (i) cause an application for registration of the Surviving Company (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Companies Act and to be accompanied by the documents required by Sections 108(2) and 108(3) of the Companies Act and (ii) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”). The Merger shall become effective on the date shown on the Certificate of Merger, which date shall be the Closing Date. The effective time of the Merger will be set forth in the Statutory

Merger Agreement and shall be a time mutually agreed upon by TWG and Purchaser (such time, the “Effective Time”).

Section 1.03. Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided for in Section 109(2) of the Companies Act. Under Section 109(2) of the Companies Act, from and after the Effective Time: (a) the Merger of TWG and Merger Sub and their continuance as one company shall become effective; (b) the property of each of TWG and Merger Sub shall become the property of the Surviving Company; (c) the Surviving Company shall continue to be liable for the obligations and liabilities of each of TWG and Merger Sub; (d) any existing cause of action, claim or liability to prosecution shall be unaffected; (e) a civil, criminal or administrative action or proceeding pending by or against TWG or Merger Sub may be continued to be prosecuted by or against the Surviving Company; and (f) a conviction against, or ruling, order or judgment in favor of or against, TWG or Merger Sub may be enforced by or against the Surviving Company.

Section 1.04. Memorandum of Association; Bye-laws.

(a) At the Effective Time, the memorandum of association of Merger Sub as in effect immediately prior to the Effective Time shall be the memorandum of association of the Surviving Company, as set forth in the Statutory Merger Agreement.

(b) At the Effective Time, the bye-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the bye-laws of the Surviving Company, as set forth in the Statutory Merger Agreement (the “Bye-laws”).

Section 1.05. Directors and Officers.

(a) The parties shall take all actions necessary, proper or advisable to cause (i) the size of the board of directors of Purchaser to consist of fourteen (14) members as of the Closing and (ii) the board of directors and officers of Purchaser to consist as of the Closing of (x) the directors and officers of Purchaser as of immediately prior to the Closing and (y) the Initial TPG Directors (as defined in the Stockholder Rights Agreement), each to hold office in accordance with the Stockholder Rights Agreement, and the certificate of incorporation and by-laws of Purchaser then in-effect until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal. With respect to each Initial TPG Director, Purchaser shall, prior to the Closing Date, use reasonable best efforts to make the independence determination that is required under NYSE Listed Company Manual 303A.02, as applied to members of a compensation committee, shall make such independence determination in good faith and shall not unreasonably withhold, condition or delay such independence determination.

(b) At the Closing, TWG shall deliver to Purchaser letters of resignation, effective as of the Closing, of all directors and officers of TWG and, to the extent requested by the Purchaser within a reasonable period of time prior to the Closing Date, each of TWG’s Subsidiaries from their respective positions as directors and officers thereof.

(c) From and after the Effective Time, the directors of the Surviving Company shall be the directors as set forth in the Statutory Merger Agreement and the officers of the Surviving Company shall be the individuals identified by Purchaser prior to the Effective Time, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with applicable law and the Bye-laws.

Section 1.06. Closing. Unless this Agreement is terminated in accordance with Article VII, the consummation of the Merger (the “Closing”) shall take place at the offices of Willkie Farr & Gallagher LLP in New York, New York at 10:00 a.m. local time on the tenth (10th) Business Day immediately following the satisfaction or waiver (to the extent permitted by applicable Laws) of the conditions set forth in Article VI (other than any such conditions that are to be satisfied at the Closing, but subject to satisfaction or waiver (to the extent permitted by applicable Law) thereof at the Closing), or at such other place and time or on such other date as Purchaser and TWG may mutually agree in writing. The date on which the Closing actually occurs is the “Closing Date”.

Section 1.07. The Closing Transactions.

(a) Subject to the terms and conditions set forth in this Agreement, at the Closing, Purchaser shall deliver to the TPG Shareholders, counterpart signature pages, executed on behalf of Purchaser by any individual who, immediately following the Closing, will be an authorized officer of Purchaser, to (i) the Stockholder Rights Agreement and (ii) the Registration Rights Agreement, in each case, to be effective automatically immediately following the Closing.

(b) Subject to the terms and conditions set forth in this Agreement, at the Closing, the TWG Parties shall deliver to Purchaser, counterpart signature pages, executed on behalf of the TPG Shareholders, to (i) the Stockholder Rights Agreement and (ii) the Registration Rights Agreement, in each case, to be effective automatically immediately following the Closing.

(c) Subject to the terms and conditions set forth in this Agreement (including the adjustments set forth in Sections 2.02(c)(iii), 2.02(e), 2.03 and 6.05, as applicable), at the Closing, Purchaser shall deliver:

(i) to each TWG Ordinary Shareholder, (A) the cash amount payable to such TWG Ordinary Shareholder in accordance with Sections 2.02(c)(i)(A) and (C), as reflected on the TWG Holder Payment Schedule, by wire transfer of immediately available funds to the account set forth in the TWG Holder Payment Schedule opposite such TWG Ordinary Shareholder’s name and (B) the number of Purchaser Common Shares to which such TWG Ordinary Shareholder is entitled to receive in accordance with Section 2.02(c)(i)(B), as reflected on the TWG Holder Payment Schedule, in book-entry form; and

(ii) (A) to a segregated account of Purchaser or any of its Subsidiaries, including the Surviving Company, an amount equal to the Option Cash Payment Amount and (B) to each holder of any Specified TWG Options, the number of Purchaser Common Shares to which such holder is entitled to receive in accordance with Section 2.02(c)(ii), as reflected on the TWG Holder Payment Schedule, in book-entry form.

(iii) For the avoidance of doubt, and notwithstanding anything herein to the contrary, the parties agree that (A) the sum of (x) the aggregate cash amount payable to all TWG Ordinary Shareholders pursuant to Section 2.02(c)(i)(A) and (y) the Option Cash Payment Amount in the aggregate shall not exceed the Aggregate Cash Consideration (determined after giving effect to the adjustments set forth in Section 2.02(e)(i), Section 2.02(e)(ii), Section 2.03 and Section 6.05), and (B) the sum of (x) aggregate number of Purchaser Common Shares to which all TWG Ordinary Shareholders are entitled to receive pursuant to Section 2.02(c)(i)(B) and (y) the aggregate number of Purchaser Common Shares to which all holders of TWG Options are entitled to receive pursuant to Section 2.02(c)(ii) in the aggregate shall not exceed the Aggregate Share Consideration Number (determined after giving effect to the Stock Reduction Amount and the adjustments set forth in Section 2.03 and Section 6.05(b)).

ARTICLE II

Effect on Share Capital; Merger Consideration; Exchange

Section 2.01. Effect on Share Capital of Merger Sub. At the Effective Time, pursuant to the terms of this Agreement and the Statutory Merger Agreement, by virtue of the occurrence of the Merger, and without any action on the part of Purchaser, TWG, Merger Sub or any holder of TWG Ordinary Shares, any ordinary shares, par value $1.00 per share, of Merger Sub (“Merger Sub Shares”) or any Purchaser Common Shares, each Merger Sub Share issued and outstanding immediately prior to the Effective Time shall be converted into one ordinary share, par value $1.00, of the Surviving Company.

Section 2.02. Effect on Share Capital of TWG and TWG Options.

(a) Cancelation of Certain TWG Shares. At the Effective Time, pursuant to the terms of this Agreement and the Statutory Merger Agreement, by virtue of the occurrence of the Merger, and without any action on the part of Purchaser, TWG, Merger Sub or any holder of TWG Ordinary Shares, any Merger Sub Shares or any Purchaser Common Shares, all issued TWG Ordinary Shares that are owned by TWG as treasury stock and any TWG Ordinary Shares issued and outstanding immediately prior to the Effective Time owned by Purchaser, TWG Re, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Purchaser or TWG immediately prior to the Effective Time (any such TWG Ordinary Shares, the “Exception Shares”) shall automatically be canceled and retired and shall cease to exist without payment of any consideration in exchange therefor or with respect thereto.

(b) Reclassification; Treatment of TWG Ordinary Shares and TWG Options. Immediately prior to the Effective Time and in accordance with Exhibit B, each TWG Class B Share that is issued and outstanding shall automatically be reclassified into one (1) TWG Ordinary Share (the “Reclassification”), with each such reclassified TWG Ordinary Share being represented in book-entry form without any certificates being issued in respect of the same.

Immediately following the Reclassification and at the Effective Time, (i) each TWG Ordinary Share issued and outstanding immediately following the Reclassification and prior to the Effective Time (other than any Exception Shares) shall automatically be cancelled and converted into and shall thereafter represent the right of each TWG Ordinary Shareholder to receive, without interest, the applicable portion of the Aggregate Consideration as determined pursuant to Section 2.02(c)(i), subject to adjustment pursuant to Sections 2.02(c)(iii), 2.02(e), 2.03 and 6.05, as applicable, along with any cash in lieu of fractional shares payable to such TWG Ordinary Shareholder pursuant to Sections 2.02(c)(i)(C) and any dividends or other distributions to which such TWG Ordinary Shareholders are entitled to receive pursuant to Section 2.04, and each such TWG Ordinary Shareholder shall cease to have any rights with respect to such TWG Ordinary Shares, except the right to receive such payments, (ii) each TBO and each Vested PBO that is unexercised and outstanding as of the Effective Time, and, in each case, that is an In-the-Money Option, whether vested or unvested, shall automatically be cancelled and converted into and become the right to receive the applicable portion of the Aggregate Consideration as determined pursuant to Section 2.02(c)(ii), subject to adjustment pursuant to Sections 2.02(c)(iii), 2.02(e), 2.03 and 6.05, as applicable, along with any cash in lieu of fractional shares payable to such holder pursuant to Sections 2.02(c)(ii) and 2.05 and any dividends or other distributions to which such holders are entitled to receive pursuant to Section 2.04 (all such TBOs and Vested PBOs referenced in this clause (ii), the “Specified TWG Options” and each holder thereof, together with each TWG Ordinary Shareholder, the “Pre-Closing TWG Holders”) and (iii) each TWG Option that is outstanding immediately prior to the Effective Time and that is not an In-the-Money Option, as well as each Unvested PBO, shall automatically be cancelled and extinguished, no longer be outstanding and cease to represent the right to acquire TWG Class B Shares, without any payment of any consideration therefor.

(c) The Aggregate Consideration shall be allocated among the Pre-Closing TWG Holders as follows:

(i) each TWG Ordinary Shareholder shall be entitled to receive: (A) the Fully Diluted Per Share Cash Consideration for each TWG Ordinary Share held by such TWG Ordinary Shareholder immediately prior to the Effective Time, (B) a number of duly authorized, validly issued, fully paid and nonassessable Purchaser Common Shares equal to (1) the Fully Diluted Per Share Stock Consideration multiplied by (2) the number of TWG Ordinary Shares held by such TWG Ordinary Shareholder immediately prior to the Effective Time and (C) cash paid in lieu of fractional Purchaser Common Shares in accordance with Section 2.05;

(ii) each holder of any Specified TWG Options shall be entitled to receive: (A) in the case of any holder of any Specified TWG Options who is an Accredited Investor, (1) (I) the Fully Diluted Per Share Cash Consideration for each TWG Class B Share that is subject to the Specified TWG Options held by such holder immediately prior to the Effective Time minus (II) the exercise price of each such Specified TWG Option, (2) (I) a number of duly authorized, validly issued, fully paid and nonassessable Purchaser Common Shares equal to (x) the Fully Diluted Per Share Stock Consideration multiplied by (y) the number of TWG Class B Shares that are subject to the Specified TWG Options held by such holder immediately prior to the Effective Time minus (II) if the exercise price for any such Specified TWG Option exceeds the Fully Diluted Per Share Cash Consideration allocable to such Specified TWG Option under in subclause (1)(I) of this clause (A) (after accounting for any applicable reduction pursuant to Section 2.02(c)(iii)), a number of Purchaser Common Shares equal in value, rounded up to the nearest whole share, to such excess amount (measuring the value of each Purchaser Common Share based on the Purchaser Closing Stock Price) and (3) cash paid in lieu of fractional Purchaser Common Shares (including any such fractional share that was not issued as a result of the rounding referenced in subclause (2)(II) of this clause (A)) in accordance with Section 2.05 and (B) in the case of any holder of any Specified TWG Options who is not an Accredited Investor, an amount in cash, without interest, equal to, with respect to each TWG Class B Share that is subject to the Specified TWG Options held by such holder immediately prior to the Effective Time, (1) (I) the Fully Diluted Per Share Cash Consideration plus (II) the cash value of the number of Purchaser Common Shares that such holder would have been entitled to receive under clause (A)(2) above if such holder were an Accredited Investor (measuring the value of the Purchaser Common Shares based on the Purchaser Closing Stock Price) minus (2) the exercise price of each such Specified TWG Option, in each case of clauses (A) and (B), less any required withholding described in Section 2.02(g) (collectively, the consideration described in this Section 2.02(c)(ii), the “Option Consideration”). Applicable Tax withheld as described in Section 2.02(g) with respect to the consideration payable pursuant to this Section 2.02(c)(ii) shall first reduce the Fully Diluted Per Share Cash Consideration payable to the applicable holder of Specified TWG Options pursuant to this Section 2.02(c)(ii) and then the number of Purchaser Common Shares issuable to the applicable holder of Specified TWG Options pursuant to this Section 2.02(c)(ii), with the value of such shares equal to the Purchaser Closing Stock Price. The Option Consideration shall be paid through TWG’s payroll system on the first normal payroll date of TWG on or following the Effective Time (and in any event within fifteen (15) Business Days following the Closing Date). At or prior to the Effective Time, TWG, the TWG board of directors, and the compensation committee of the TWG board of directors, as applicable, shall adopt resolutions and take any actions which TWG determines are necessary or appropriate to (x) effectuate the provisions of this Section 2.02(c)(ii) and the provisions of Section 2.02(b), (y) terminate the Plan effective as of the Effective Time, and (z) ensure that following the Effective Time no participant in the Plan will have any right thereunder to acquire any equity securities of Purchaser, TWG or any of their respective Affiliates; and

(iii) notwithstanding the foregoing, the aggregate cash payment payable pursuant to Section 2.02(c)(ii)(B)(1)(II) to the holders of any Specified TWG Options who are not Accredited Investors shall, on a pro rata basis, (A) correspondingly reduce the aggregate cash amount payable to the Pre-Closing TWG Holders pursuant to Section 2.02(c)(i)(A) and Section 2.02(c)(ii)(A)(1)(I) and (B) correspondingly increase the number of Purchaser Common Shares issuable to the Pre-Closing TWG Holders pursuant to Section 2.02(c)(i)(B) and Section 2.02(c)(ii)(A)(2).

(iv) In all cases the Aggregate Cash Consideration and Aggregate Share Consideration Number payable under this Section 2.02(c) to the Pre-Closing TWG Holders will be subject to applicable withholding taxes.

(d) At least two (2) Business Days prior to the anticipated Closing Date, TWG shall deliver to Purchaser a schedule (the “TWG Holder Payment Schedule”) setting forth (i) a list of each Person who, immediately following the Reclassification, will be a holder of any TWG Ordinary Shares (the “TWG Ordinary Shareholders”), (ii) the number of TWG Ordinary Shares expected to be held by such TWG Ordinary Shareholder immediately following the Reclassification, (iii) the amount of the Fully Diluted Per Share Cash Consideration to which such TWG Ordinary Shareholder is entitled to under this Section 2.02 in the amount set forth opposite such TWG Ordinary Shareholder’s name on the TWG Holder Payment Schedule, (iv) with respect to each such TWG Ordinary Shareholder, wiring instructions for the cash payment to which such TWG Ordinary Shareholder is entitled to pursuant to this Section 2.02, (v) the portion of the Fully Diluted Per Share Stock Consideration, expressed as a number of Purchaser Common Shares, issuable to such TWG Ordinary Shareholder pursuant to Section 2.02(c)(i), together with any cash in lieu of fractional shares payable to such TWG Ordinary Shareholder pursuant to Sections 2.02(c)(i)(C) and 2.05, each as set forth opposite such TWG Ordinary Shareholder’s name on the TWG Holder Payment Schedule, (vi) a list of each Person who, immediately prior to the Effective Time, is a holder of any Specified TWG Options, (vii) the number of Specified TWG Options expected to be held by such Person immediately prior to the Effective Time, (viii) the exercise price of each Specified TWG Option held by such Person set forth opposite such Person’s name on the TWG Holder Payment Schedule, and (ix) the amount of Option Consideration, expressed as both a cash amount and a number of Purchaser Common Shares, as applicable, to which such Person is entitled to under Section 2.02(c)(ii), together with any cash in lieu of fractional shares payable to such holder pursuant to Sections 2.02(c)(ii) and 2.05, each as set forth opposite such Person’s name on the TWG Holder Payment Schedule.

(e) As used herein, “Aggregate Cash Consideration” means (1) $907,047,520 minus (2) the amount of the TWG Transaction Expenses, plus (3) the Adjustment Amount, if any, subject to the adjustments set forth in Section 2.02(e)(i), Section 2.02(e)(ii), Section 2.03 and Section 6.05, as applicable. At least two (2) Business Days prior to the anticipated Closing Date, TWG shall deliver to Purchaser a schedule setting forth the TWG Transaction Expenses through the Closing Date with supporting documentation and information reasonably satisfactory to Purchaser.

(i) If the Purchaser Closing Stock Price is greater than the Purchaser Reference Stock Price, the Aggregate Cash Consideration shall be decreased on a dollar for dollar basis by an amount equal to the lesser of (A) the Aggregate Cash Consideration Adjustment Cap and (B) the product of (1) (x) the Purchaser Closing Stock Price minus (y) the Purchaser Reference Stock Price and (2) the Aggregate Share Consideration Number.

(ii) If the Purchaser Closing Stock Price is less than the Purchaser Reference Stock Price, the Aggregate Cash Consideration shall be increased on a dollar for dollar basis by an amount equal to the lesser of (A) the Aggregate Cash Consideration Adjustment Cap and (B) the product of (1) (x) the Purchaser Reference Stock Price minus (y) the Purchaser Closing Stock Price and (2) the Aggregate Share Consideration Number.

(iii) Notwithstanding anything herein to the contrary, if, after giving effect to the adjustments, if any, required pursuant to Sections 2.02(e)(i), 2.02(e)(ii), 2.03, 6.05(a) and 6.05(b), the number of Purchaser Issuable Shares would represent more than 19.9% of the issued and outstanding Purchaser Common Shares as of the Execution Date or as of the fourth (4th) Business Day prior to the Closing Date, then Purchaser shall decrease the Aggregate Share Consideration Number by the number of whole Purchaser Common Shares that is necessary to reduce such percentage to 19.9% (the amount of such reduction, the “Stock Reduction Amount”) and correspondingly increase the Aggregate Cash Consideration by an amount equal to (1) the Stock Reduction Amount multiplied by (2) the Purchaser Closing Stock Price (the amount of such increase, the “Adjustment Amount”). Purchaser shall notify TWG in writing of any such reduction prior to the date on which TWG is required to deliver the TWG Holder Payment Schedule.

(f) Transfer Books; No Further Ownership Rights in TWG Shares. The payment to each TWG Ordinary Shareholder of the applicable portion of the Aggregate Consideration, determined in accordance with Section 2.02(c), shall be deemed to have been paid in full satisfaction of all rights pertaining to such TWG Ordinary Shares and any TWG Class B Shares. At the Effective Time, the share transfer books of the Surviving Company shall be closed and thereafter there shall be no further registration of transfers on the share transfer books of the Surviving Company of TWG Shares that were outstanding immediately prior to the Effective Time. If, at any time after the Effective Time, any TWG Ordinary Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.

(g) Withholding Taxes. Purchaser shall be entitled to deduct and withhold from any amounts payable or distributable pursuant to this Agreement, such amounts that are required to be deducted or withheld therefrom under applicable Law; provided, however, that except with respect to U.S. backup withholding and ordinary course wage withholding applicable to payments under this Agreement, the Purchaser shall first provide at least ten (10) Business Days’ written notice to the TPG Shareholders prior to deducting and withholding from the amounts otherwise payable pursuant to Articles I and II; provided, further that the Purchaser shall cooperate in good faith with the Representatives in considering whether it is possible to mitigate, reduce or eliminate such withholding Tax, in accordance with applicable Law.

(h) Further Assurances. If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of Merger Sub or TWG or otherwise to carry out this Agreement, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of Merger Sub or TWG, as the case may be, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Merger Sub or TWG, as the case may be, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

Section 2.03. Adjustments. Notwithstanding any provision of Article I or this Article II to the contrary, if between the Original Execution Date and the Closing Date the outstanding Purchaser Common Shares or TWG Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, in each case, except for the transactions contemplated by the Reorganization (including the Reclassification) and excluding any Purchaser Regular Quarterly Dividend, any number or amount contained herein which is based upon the price or number of such Purchaser Common Shares or TWG Shares (including the Aggregate Consideration) shall be appropriately adjusted to reflect such dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

Section 2.04. Distributions with Respect to Unexchanged Shares. All Purchaser Common Shares to be issued pursuant to this Agreement shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Purchaser in respect of the Purchaser Common Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Purchaser Common Shares issuable pursuant to this Agreement. Purchaser shall pay, without interest, to each Pre-Closing TWG Holder that is entitled to receive any Purchaser Common Shares in accordance with Section 2.02 at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time.

Section 2.05. Fractional Shares. Notwithstanding anything herein to the contrary, no fraction of a Purchaser Common Share will be issued to the Pre-Closing TWG Holders in the Merger, and in lieu thereof any holder of any TWG Ordinary Shares or any Specified TWG Options who would otherwise have been entitled to a fraction of a Purchaser Common Share shall be paid by Purchaser, at the Closing (or, in the case of any holder of any Specified TWG Options, following the Closing in accordance with Section 2.02(c)(ii)), cash without interest in an amount equal to the product of (a) the fractional share interest to which such holder would have been entitled under this Article II absent this Section 2.05 and (B) the Purchaser Closing Stock Price.

ARTICLE III

Representations and Warranties Regarding TWG, TWG Merger Sub and TWG Re

In order to induce Purchaser and Merger Sub to enter into and perform this Agreement and to consummate the transactions contemplated hereby, and except as otherwise disclosed to Purchaser in a schedule to the TWG Disclosure Letter delivered to Purchaser on the Execution

Date, each of the TWG Parties hereby jointly and severally represent and warrant to Purchaser as follows:

Section 3.01. Corporate Status.

(a) TWG is a company duly organized, validly existing and in good standing under the Laws of Bermuda and has all requisite corporate or organizational power and authority to own, lease, and operate its properties and assets and to carry on its business as presently conducted. TWG is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing, or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not be reasonably likely to have a TWG Material Adverse Effect. TWG has made available to Purchaser true and complete copies of the Organizational Documents of TWG as amended through the date hereof, and TWG is not in material violation of any provision of such Organizational Documents. The Organizational Documents of TWG as made available to Purchaser are in full force and effect.

(b) TWG Re is duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to own, lease, and operate its properties and assets and to carry on its business as presently conducted. TWG Re has no Subsidiaries. TWG has made available to Purchaser true and complete copies of the Organizational Documents of TWG Re as amended through the date hereof, and TWG Re is not in material violation of any provision of such Organizational Documents. The Organizational Documents of TWG Re as made available to Purchaser are in full force and effect.

(c) Each of TWG’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation, formation, or organization and has all requisite power and authority to own, lease, and operate its properties and assets and to carry on its business as presently conducted. Each of TWG’s Subsidiaries and TWG Re is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing, or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not be reasonably likely to have a TWG Material Adverse Effect. TWG has made available to Purchaser true and complete copies of the Organizational Documents of TWG’s Subsidiaries as amended through the date hereof, and no such Subsidiary is in material violation of any provision of such Organizational Documents. The Organizational Documents of TWG’s Subsidiaries as made available to Purchaser are in full force and effect.

(d) The only Subsidiaries or other Affiliates through which TWG and its Subsidiaries conducts insurance operations are the TWG Insurance Subsidiaries.

(e) Section 3.01(e) of the TWG Disclosure Letter sets forth a true and complete list as of the date hereof of each direct and indirect Subsidiary of TWG, the jurisdiction of organization of each such Subsidiary, the authorized and issued Capital Stock of each such Subsidiary, and the owners of all of the issued and outstanding Capital Stock of each such Subsidiary.

(f) There are no outstanding shares of Capital Stock of any Subsidiary of TWG, except as set forth in Section 3.01(e) of the TWG Disclosure Letter. There are no outstanding warrants, options, Contracts, convertible or exchangeable securities or other commitments (other than this Agreement) pursuant to which any Subsidiary of TWG or TWG Re is obligated to issue, sell, purchase, return or redeem any shares of Capital Stock or other securities of such Subsidiary. All Capital Stock of TWG’s Subsidiaries and TWG Re has been duly and validly authorized and is validly issued, fully paid, and non-assessable and was not issued in violation of any federal or state securities laws, preemptive or similar right, purchase option, call or right of first refusal or similar right. All such Capital Stock owned by TWG, TWG’s Subsidiaries or TWG Re is free and clear of any Encumbrances, other than (i) as set forth in Section 3.01(f) of the TWG Disclosure Letter and (ii) any restrictions on transfer generally imposed under applicable securities Laws. There are no voting trusts, proxies or other similar Contracts or commitments to which any Subsidiary of the TWG is bound with respect to the voting of any shares of Capital Stock of or other voting or equity interests in such Subsidiary of the TWG or contractual obligations or commitments of any character restricting the transfer of, voting of, or requiring the registration for sale of, any shares of Capital Stock of or other voting or equity interests in such Subsidiary of the TWG, in each case, other than the Organizational Documents of such Subsidiary as in effect on the date hereof.

(g) Neither TWG, TWG’s Subsidiaries nor TWG Re owns any Capital Stock of any Person other than (i) the Capital Stock of any Subsidiary of TWG, (ii) the Capital Stock of TWG Re and (iii) the Investment Assets. None of TWG, TWG’s Subsidiaries and TWG Re has any obligation or liability regarding the making of any investment (in the form of a loan, capital contribution, or otherwise) in any other Person other than, respectively, TWG, TWG’s Subsidiaries or TWG Re.

Section 3.02. Corporate and Governmental Authorization.

(a) Each of TWG, TWG Merger Sub and TWG Re has the corporate power and authority to execute and deliver this Agreement and, in the case of TWG, the Statutory Merger Agreement and to consummate the transactions contemplated hereby and, in the case of TWG, thereby. The execution and delivery of this Agreement and the Statutory Merger Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by TWG (in the case of this Agreement and the Statutory Merger Agreement), TWG Merger Sub (in the case of the execution and delivery of this Agreement) and TWG Re (in the case of this Agreement) and no other corporate or other proceedings on the part of TWG, TWG Merger Sub or TWG Re are necessary to authorize the execution and delivery by TWG, TWG Merger Sub and TWG Re of this Agreement or the Statutory Merger Agreement, as applicable, or the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by TWG, TWG Merger Sub and TWG Re and, at the Closing, the Statutory Merger Agreement will have been duly executed and delivered by TWG and, in each case, assuming the due and valid authorization, execution, and delivery hereof and thereof by Purchaser and Merger Sub, as applicable, constitute a valid and binding obligation of TWG, TWG Merger Sub and TWG Re, as applicable, enforceable against it in accordance with its terms, except as limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (ii) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law. The TWG Shareholder Approval and the TWG Re Shareholder Approval have been obtained by written consents or written resolutions, as applicable, and copies thereof, executed by the appropriate Persons, have, prior to the execution of this Agreement, been delivered to Purchaser, and no other votes or approvals of any other holders of securities of TWG or any of its Affiliates are necessary to approve this Agreement, the Statutory Merger Agreement, the Reorganization, the Merger and the other transactions contemplated by this Agreement and the Statutory Merger Agreement. The representations and warranties set forth in this Section 3.02(a) are made as of the Execution Date and references in this Section 3.02(a) to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

(b) Except for the filing of any notices or other filings under the HSR Act or any Foreign Antitrust Law, the filing of a supplemental listing application in respect of the Purchaser Common Shares issuable to any Pre-Closing TWG Holder under this Agreement (such shares, the “Purchaser Issuable Shares”) on the NYSE, and the Required Approvals, the execution and delivery by TWG and TWG Re of this Agreement and, in the case of TWG, the Statutory Merger Agreement does not and the consummation of the Reorganization, the Merger and the other transactions contemplated hereby do not require any Order, Permit, consent, approval, license, qualification or authorization of, or filing or registration with or notification to, any Governmental Authority. The representations and warranties set forth in this Section 3.02(b) are made as of the Execution Date and references in this Section 3.02(b) to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

Section 3.03. Non-Contravention. Neither the execution and delivery of this Agreement or the Statutory Merger Agreement by TWG, TWG Merger Sub or TWG Re, as applicable, nor the consummation of the transactions contemplated hereby or thereby by TWG, TWG Merger Sub or TWG Re, as applicable, will (a) violate any provision of the certificate of incorporation or bylaws or similar Organizational Documents of TWG, any of TWG’s Subsidiaries or TWG Re or (b) (i) assuming that the consents, approvals and filings referred to in Section 3.02(b) or Section 4.02(b) are duly obtained and/or made and are in full force and effect, violate in any material respect any Law applicable to TWG, any of TWG’s Subsidiaries or TWG Re, (ii) with or without the giving of notice or the lapse of time or both, result in a breach of, constitute a default under, result in the termination of or a right of termination or cancellation under, or accelerate the performance of any obligation required by, or require any consent of or other action by any Person under, any Contract to which TWG, any of TWG’s Subsidiaries or TWG Re is a party, or (iii) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any properties or assets or rights of TWG, any of TWG’s Subsidiaries or TWG Re, except, in the case of the foregoing clauses (b)(ii) and (iii), for such matters which would not be reasonably likely to have a TWG Material Adverse Effect. The representations and warranties set forth in this Section 3.03 are made as of the Execution Date and references in this Section 3.03 to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

Section 3.04. Capitalization; Title to Shares.

(a) As of the date hereof, there are (i) 9,477,627 issued and outstanding TWG Class A Shares, (ii) 9,481,727.0871 issued and outstanding TWG Class B Shares, (iii) no TWG Ordinary Shares issued and outstanding and (iv) 634,496 TWG Class B Shares reserved for issuance upon the exercise of currently outstanding TWG Stock Options. As of the Closing Date immediately prior to the Closing and after giving effect to the Reorganization, there will be (A) no TWG Class A Shares issued and outstanding, (B) no TWG Class B Shares issued and outstanding, (C) no TWG Stock Options or other equity-based incentive awards outstanding and no TWG Class A Shares, TWG Class B Shares or TWG Ordinary Shares reserved for issuance upon the exercise of currently outstanding TWG Stock Options, and (D) a number of TWG Ordinary Shares issued and outstanding that is equal to the number of TWG Class B Shares issued and outstanding immediately prior to the Reclassification (excluding any Exception Shares). Except as described in the first sentence of this Section 3.04(a), as of the date hereof, there are no outstanding shares of Capital Stock of TWG. Except for (1) the TWG Class B Shares, which are convertible under certain circumstances into TWG Ordinary Shares, and (2) the TWG Stock Options, there are no outstanding warrants, options, Contracts, convertible or exchangeable securities or other commitments (other than this Agreement) pursuant to which TWG is obligated to issue, sell, purchase, return or redeem any shares of Capital Stock or other securities of TWG as of the date hereof. There are no voting trusts, proxies or other similar Contracts or commitments to which TWG Re or TWG is bound with respect to the voting of any shares of Capital Stock of or other voting or equity interests in TWG Re or TWG or contractual obligations or commitments of any character restricting the transfer of, voting of, or requiring the registration for sale of, any shares of Capital Stock of or other voting or equity interests in TWG Re or TWG, in each case, other than the Organizational Documents of TWG Re or TWG, as in effect on the date hereof, the TWG Shareholders Agreement and the Original A&R MSA. There are no outstanding obligations of TWG or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the securities described in this Section 3.04, other than as set forth in the Organizational Documents of TWG as in effect on the date hereof.

(b) All Capital Stock of TWG has been duly and validly authorized and is validly issued, fully paid, and non-assessable and was not issued in violation of any federal or state securities laws, or in violation of or subject to any preemptive or similar right, purchase option, call or right of first refusal or similar right.

(c) Section 3.04(c) of the TWG Disclosure Letter sets forth a true and complete list as of the date hereof of each record holder of outstanding Capital Stock of TWG and the number and class of shares held by each such holder.

(d) The share capital of TWG Re is $3,300 divided into (i) 1,100 TWG Re Class A Shares, (ii) 1,100 TWG Re Class B Shares and (iii) 1,100 TWG Re ordinary shares of a par value of $1.00 each (the “TWG Re Ordinary Shares”). As of the date hereof and immediately prior to the consummation of the Reorganization, (A) 1,100 TWG Re Class A Shares are issued and outstanding, (B) 1,100 TWG Re Class B Shares are issued and outstanding and (C) no TWG Re Ordinary Shares are issued and outstanding.

Section 3.05. Financial Statements; Accounting Controls.

(a) TWG has made available to Purchaser true and complete copies of the following:

(i) the unaudited, consolidated balance sheet of TWG as at June 30, 2017 (the “Most Recent Balance Sheet Date”) and the related unaudited, consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows of TWG for the six-month periods ended June 30, 2017 and June 30, 2016 (collectively, the “Most Recent Financials”);

(ii) (A) the audited, consolidated balance sheet of TWG as at December 31, 2016 and the related audited, consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity and cash flows of TWG for the fiscal year then ended and (B) the audited, consolidated balance sheet of The Warranty Group, Inc. (TWG’s predecessor entity) as at each of December 31, 2015 and 2014 and the related audited, consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows of The Warranty Group, Inc. for each of the fiscal years then ended (subclauses (A) and (B) collectively, the “Audited Financials” and together with the Most Recent Financials, the “Financials”); and

(iii) the following audited and unaudited financial statements, in each case together with all exhibits, schedules and notes thereto and any affirmations and certifications filed therewith: the unaudited, consolidating balance sheets of each of the TWG Warranty Subsidiaries as at June 30, 2017 and the related unaudited statements of income, comprehensive income (loss) and changes in stockholders’ equity of each of the TWG Warranty Subsidiaries for the six-month periods ended June 30, 2017 and June 30, 2016, and the audited, consolidating balance sheets of each of the TWG Warranty Subsidiaries set forth in Section 3.05(a)(iii) of the TWG Disclosure Letter as at each of December 31, 2016, 2015 and 2014 and the related audited, consolidating statements of income, change in financial position and stockholders’ equity of each of the TWG Warranty Subsidiaries for each of the fiscal years then ended (collectively, the “TWG Warranty Subsidiaries Financial Statements”).

(b) The Financials and the TWG Warranty Subsidiaries Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) consistently applied and fairly present, in all material respects, the consolidated financial position of TWG and the TWG Warranty Subsidiaries Financial Statements as at the date thereof and the consolidated results of operations, cash flows, and changes in stockholders’ equity of TWG and the TWG Warranty Subsidiaries Financial Statements for the period covered thereby. The Financials and the TWG Warranty Subsidiaries Financial Statements have been prepared on the basis of information derived in good faith from and are consistent with the TWG Books and Records, which are maintained in the ordinary course of business, present fairly, in all material respects, the financial position and the results of its operations and its cash flows for the period indicated and were prepared in compliance with the internal control procedures of TWG. To the Knowledge of TWG, the TWG Books and Records are accurate and complete in all material respects.

(c) TWG and its Subsidiaries have established and maintained systems of internal accounting controls that are sufficient to provide reasonable assurances that: (i)

transactions are executed according to the management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and any other relevant accounting, regulatory or legal requirements and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; and (iv) recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since August 1, 2014, neither TWG nor its Subsidiaries, nor to the Knowledge of TWG, any auditor, accountant or Representative thereof has received any material complaint, allegation or assertion of a problem or claim regarding the accounting or auditing practices, procedures, internal controls, methodologies or methods of TWG or any of its Subsidiaries or other accounting controls.

Section 3.06. Statutory Statements.

(a) TWG has made available to Purchaser true and complete copies of the following statutory statements, in each case together with all exhibits, schedules and notes thereto and any affirmations and certifications filed therewith: the audited annual statement of each TWG Insurance Subsidiary as at December 31 in each of the years ended 2014, 2015 and 2016 and quarterly statutory statements for the quarter ended June 30, 2017 (collectively, the “TWG Insurer Statutory Statements”).

(b) The TWG Insurer Statutory Statements (i) were prepared in conformity with statutory accounting practices prescribed or permitted by the relevant Insurance Regulator applied on a consistent basis (“SAP”), except as expressly set forth within the subject financial statements and (ii) present fairly to the extent required by and in conformity with SAP, except as set forth in the notes, exhibits or schedules thereto, in all material respects the statutory financial condition and statutory results of operation of each TWG Insurance Subsidiary as of the dates and for the periods therein specified. Except as set forth on Section 3.06(b) of the TWG Disclosure Letter, (i) none of the TWG Insurance Subsidiaries prepares its SAP statements taking into account a permitted practice, and (ii) there is no restriction or limitation, by rule, regulation, agreement with Governmental Authority or otherwise, on the ability of any Subsidiary of TWG to declare, make or pay any dividends, directly or indirectly, to TWG or any of such Subsidiaries’ direct or indirect equity owners.

Section 3.07. Reserves.

(a) The Actuarial Reserves of the TWG Insurance Subsidiaries contained in the TWG Insurer Statutory Statements: (i) have been, except as otherwise noted in the applicable TWG Insurer Statutory Statements, computed in accordance with applicable actuarial standards of practice; (ii) have been computed based on actuarial assumptions that are consistent with applicable Contract provisions and with those used to compute the corresponding items in the TWG Insurer Statutory Statements; and (iii) satisfy the requirements of all applicable Insurance Laws.

(b) The Actuarial Reserves of the TWG Warranty Subsidiaries contained in the TWG Warranty Subsidiaries Financial Statements: (i) have been, except as otherwise noted in the applicable TWG Warranty Subsidiaries Financial Statements, computed in accordance with applicable actuarial standards of practice; (ii) have been computed based on actuarial assumptions that are consistent with applicable Contract provisions and with those used to compute the corresponding items in the TWG Warranty Subsidiaries Financial Statements; and (iii) satisfy in all material respects the requirements of all applicable Laws.

(c) TWG has made available to Purchaser true and complete copies of all actuarial reports and any other reports and sensitivity and other analyses relating to the adequacy or sufficiency of the Actuarial Reserves prepared on behalf of the TWG Insurance Subsidiaries, the TWG Warranty Subsidiaries and each of their respective Subsidiaries by actuaries, independent or otherwise, addressing the reserves of the TWG Insurance Subsidiaries or the TWG Warranty Subsidiaries, that cover periods beginning on or after August 1, 2014 through the date hereof.

(d) All U.S. and Canadian Subsidiaries of TWG which are obligors under any Service Contracts, and which are not TWG Insurance Subsidiaries, are set forth on Section 3.07(d) of the TWG Disclosure Letter.

(e) TWG has provided or made available to Purchaser (i) the methodology used by TWG to evaluate the adequacy or sufficiency of reserves for (1) claims, (2) losses (including incurred but not reported losses), (3) loss adjustment expenses (whether allocated or unallocated) and (4) unearned premiums of the TWG Insurance Subsidiaries and the TWG Warranty Subsidiaries (clauses (1) through (4), the “Actuarial Reserves”) in relation to actual and expected costs on Insurance Contract, Service Contract and warranty claims; (ii) all material data inputs used by TWG to perform such analysis; and (iii) the outputs and material conclusions of such analysis, as calculated by TWG using such data inputs, that cover periods beginning on or after August 1, 2014, through the date hereof.

Section 3.08. Undisclosed Liabilities. Neither TWG, nor any of TWG’s Subsidiaries nor TWG Re has any material Liabilities (whether absolute, accrued, contingent or otherwise) except for Liabilities (a) properly accrued or reserved against in the Financials, or disclosed in the notes to the Financials, (b) incurred in the ordinary course of business since the Most Recent Balance Sheet Date (none of which are Liabilities resulting from noncompliance with any applicable Law, breach of contract, breach of warranty, tort, infringement, claim or lawsuit), (c) that are set forth on Section 3.08 of the TWG Disclosure Letter or (d) Liabilities for any TWG Transaction Expenses.

Section 3.09. The TWG Reinsurance Agreements. A true and complete list of all TWG Reinsurance Agreements to which each of TWG Re, TWG or TWG’s Subsidiaries is a party and that are in effect as of the date hereof is set forth on Section 3.09 of the TWG Disclosure Letter. Copies of all of such TWG Reinsurance Agreements have previously been delivered to Purchaser. No TWG Reinsurance Agreement contains any provision that by its own terms would result in a material modification in the operation of such TWG Reinsurance Agreement by reason of the transactions contemplated by this Agreement. Each TWG Insurance Subsidiary has appropriately taken credit in its TWG Insurer Statutory Statements pursuant to Insurance Laws for all insurance or reinsurance ceded or retroceded by it pursuant to any TWG Reinsurance Agreement under which the TWG Insurance Subsidiaries are the cedent or retrocedent, and all such amounts have been properly recorded in the TWG Books and Records. Each TWG

Reinsurance Agreement to which a TWG Insurance Subsidiary is a party and is in effect as of the date hereof is a valid and binding obligation of the applicable TWG Insurance Subsidiary and enforceable against such TWG Insurance Subsidiary and, to the Knowledge of TWG, enforceable against each other party thereto (except as enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (ii) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law) against each party thereto and is in full force and effect. No TWG Insurance Subsidiary nor, to the Knowledge of TWG, any other party to any TWG Reinsurance Agreement is in material breach or violation of, or material default under, any TWG Reinsurance Agreement.

Section 3.10. Absence of Certain Changes. (a) Since the Most Recent Balance Sheet Date, TWG and its Subsidiaries and TWG Re (i) have conducted the business of TWG and its Subsidiaries and TWG Re in the ordinary course of business and (ii) have not, except as set forth in Section 3.10 of the TWG Disclosure Letter, taken any action or failed to take any action that would have resulted in a breach of Section 5.01 had such action or omission occurred during the period from the date hereof to the Closing and (b) since December 31, 2016, there has not been any TWG Material Adverse Effect.

Section 3.11. Contracts.

(a) Section 3.11(a) of the TWG Disclosure Letter lists each of the following Contracts (other than TWG Benefit Plans) to which TWG or any of its Subsidiaries or TWG Re is party as of the date hereof:

(i) any Contract relating to the acquisition or disposition of any corporation, partnership, or other business or operations, or the Capital Stock or all or substantially all of the assets of any Person, or any Person, under which TWG or any of its Subsidiaries has material continuing obligations;

(ii) any Contract creating a partnership, limited liability company or joint venture, in each case, other than any Contract governing (A) TWG’s Investment Assets and (B) any of TWG’s wholly-owned Subsidiaries;

(iii) any Contract with a Material Customer containing material non-competition restrictions on TWG Re, TWG or its Subsidiaries or that otherwise materially restricts the conduct of business by TWG Re, TWG or any of its Subsidiaries or obligating TWG or, following the Closing, Purchaser or any of its Affiliates, to conduct any business on an exclusive basis with any Person;

(iv) any Contract that grants, or agrees to grant, any Person a right to “most favored nation” terms and which by its terms requires, or which otherwise involves, payments or reasonably expected payments by or to TWG or any of its Subsidiaries that are material to TWG and its Subsidiaries, taken as a whole, in the twelve (12) month period prior to or after the Most Recent Balance Sheet Date;

(v) any Contract pursuant to which TWG or any of its Subsidiaries has agreed to settle, waive, or otherwise compromise any material pending or threatened Action and under which TWG or any of its Subsidiaries has continuing material obligations;

(vi) any Contract pursuant to which TWG or any of its Subsidiaries has incurred any material Indebtedness, excluding any intercompany Indebtedness between or among TWG, TWG Re or any Subsidiary of TWG;

(vii) any Contract which is not terminable without surviving material obligations at the option of TWG or any of its Subsidiaries on less than ninety (90) days’ notice and which provides for the employment of any Person on a full-time basis or which otherwise concerns the provision of compensation or other benefits to any Person, in each case other than (i) Contracts with Persons whose annual base compensation is less than $200,000 per year and (ii) any Contract which is a TWG Benefit Plan;

(viii) any Contract pursuant to which an Encumbrance (other than a Permitted Encumbrance) is placed or imposed on any material asset, property or right of TWG Re, TWG or any of its Subsidiaries;

(ix) any Contract with a Material Customer or a Material Supplier;

(x) all material broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which TWG or any of its Subsidiaries is a party;

(xi) any Producer Contract; and

(xii) all Contracts with any Governmental Authority to which TWG or any of its Subsidiaries is a party or subject to, or Contracts that require or are otherwise based on any qualification or authorization for participation in any program administered by any Governmental Authority.

(b) As of the date hereof, no Material Customer has cancelled, terminated or provided any written notice, nor, to the Knowledge of TWG, provided oral notice, to TWG or any of its Subsidiaries of any intent to cancel or terminate its relationship with TWG and its Subsidiaries, or materially decreased its subscriptions for usage of the products or services provided by TWG or any of its Subsidiaries.

(c) As of the date hereof, no Material Supplier has cancelled, terminated or provided any written notice, nor, to the Knowledge of TWG, provided oral notice, to TWG or any of its Subsidiaries of any intent to cancel or terminate its relationship with TWG and its Subsidiaries, or has materially increased the pricing for the products or services provided to TWG or any of its Subsidiaries.

(d) Each Contract required to be disclosed on Section 3.11(a) of the TWG Disclosure Letter, together with the TWG Real Property Leases, the TWG IP Contracts and, other than in respect of Section 5.01(b)(x), each other Contract with a Material Customer (all such Contracts, the “TWG Material Contracts”) is a valid and binding obligation of TWG or its Subsidiary and enforceable against TWG and, to the Knowledge of TWG, enforceable against each other party thereto (except as enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (ii) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law) against each party thereto and is in full force and effect. TWG has made available in the virtual data room of TWG a true and complete copy of each of the TWG Material Contracts, including all amendments thereto. Neither TWG nor any of its Subsidiaries has received written notice of cancellation of any TWG Material Contract. Neither TWG nor any of its Subsidiaries nor, to the Knowledge of TWG, any other party to any TWG Material Contract is in material breach or violation of, or material default under, any TWG Material Contract.

Section 3.12. Investment Company. Neither TWG nor any of its Subsidiaries is an investment company subject to registration and regulation under the Investment Company Act of 1940, as amended.

Section 3.13. Litigation.

(a) Other than ordinary course claims for insurance proceeds or warranty recoveries under Contracts issued by TWG and its Subsidiaries, there is no Action pending or with respect to which TWG Re, TWG or any of its Subsidiaries has been served with written notice or any other Action that, to the Knowledge of TWG, is threatened against TWG Re, TWG or any of its Subsidiaries, that individually (or in the aggregate with respect to any Actions based on similar facts, circumstances or events or involving similar factual allegations) (i) would reasonably be expected to result in any Liability or loss in excess of $500,000, (ii) would reasonably be expected to have the effect of preventing any of the transactions contemplated hereby or (iii) would reasonably be expected to result in a material injunction or other similar remedy. There is no Order outstanding or, to the Knowledge of TWG, threatened against the TWG Re, TWG or any of its Subsidiaries or any of their assets, properties, rights or businesses resulting in, or that would reasonably be expected to result in, (i) a Liability or loss of $500,000 or more or (ii) a material injunction or other similar remedy.

(b) As of the date hereof, neither TWG Re, TWG nor any of its Subsidiaries is a plaintiff or claimant in any Action pending against any Governmental Authority.

(c) Since August 1, 2014 through the date hereof, neither TWG Re, TWG nor any of its Subsidiaries has been engaged in a dispute with any customer, prospective customer, vendor, supplier or consultant which, either individually or in the aggregate, has materially and adversely affected or would reasonably be likely to materially and adversely affect TWG Re’s, TWG’s or its Subsidiaries’ operations taken as a whole.

(d) Since August 1, 2014 through the date hereof, neither TWG Re, TWG nor any of its Subsidiaries has settled, or agreed to settle, any Actions resulting in or requiring payments by TWG Re, TWG or any of its Subsidiaries, either individually or in the aggregate, exceeding $1,000,000.

Section 3.14. Compliance with Law.

(a) Since August 1, 2014, TWG and each of its Subsidiaries has been in compliance in all material respects with all applicable Laws. Neither TWG nor any of its Subsidiaries has at any time since August 1, 2014 received any written notice or other written communication from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of TWG or any of its Subsidiaries to comply in any material respect with, any applicable Law, in each case other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Authority or that is no longer being pursued by such Governmental Authority following a response by TWG or its Subsidiaries.

(b) Since August 1, 2014, TWG and each of its Subsidiaries has filed all material reports, statements, registrations, filings or submissions required to be filed with any Governmental Authority, and all such reports, statements, documents, registrations, filings or submissions were true, complete and accurate when filed in all material respects. TWG has made available to Purchaser copies of (i) all reports on financial examination, market conduct reports and other material reports delivered by any Governmental Authority in respect of TWG or any of its Subsidiaries since August 1, 2014 and (ii) all material Insurance Holding Company System Regulatory Act filings or submissions made by or on behalf of the TWG Insurance Subsidiaries with any insurance regulatory authority since August 1, 2014. Except as set forth in Section 3.14(b) of the TWG Disclosure Letter, since August 1, 2014, no material deficiencies or violations with respect to TWG or any of its Subsidiaries has been asserted in writing by any Governmental Authority, other than any deficiency or violation which has been cured or otherwise resolved to the satisfaction of the Governmental Authority that noted such deficiency or violation. No TWG Insurance Subsidiary is “commercially domiciled” under the Laws of any jurisdiction and no TWG Insurance Subsidiary is otherwise treated as domiciled in a jurisdiction other than its domiciliary jurisdiction.

(c) Since August 1, 2014, all dividends that have been declared or paid on any shares of Capital Stock of TWG have complied with all applicable Laws and to the Knowledge of TWG, no moratorium has been implemented by any Governmental Authority with respect to the declaration or payment of dividends on TWG’s Capital Stock.

(d) To the Knowledge of TWG, since August 1, 2014, none of TWG, any of its Subsidiaries, or any of their respective present directors, officers or employees, managers, agents or consultants is or has been under administrative, civil or criminal investigation, indictment or information, audit or internal investigation with respect to any actual, potential or alleged violation of any Law, policy (internal or otherwise) or other disciplinary matter or has been suspended or debarred from doing business with any Governmental Authority. There are no current circumstances that would warrant the institution of suspension or debarment proceedings with regard to any Governmental Authority on the part of TWG or any of its Subsidiaries.

(e) TWG has made available to Purchaser true and complete reports issued by the applicable Insurance Regulator with respect to the most recent financial examinations of the TWG Insurance Subsidiaries. Other than normal examinations conducted by an Insurance Regulator in the ordinary course of business as to which TWG reasonably expects there to be no finding adverse to TWG’s interests, there are no regulatory examinations of the TWG Insurance Subsidiaries currently in process as of the date of this Agreement.

Section 3.15. Permits and Licenses.

(a) Each of TWG and each of its Subsidiaries has all material licenses (including insurance licenses), franchises, permits, privileges, immunities, certificates, variances, orders, consents, approvals and other authorizations from a Governmental Authority (the “Permits”) that are necessary to entitle it to own or lease, operate and use its properties or assets and to carry on and conduct its business as conducted on the date of this Agreement, and all such Permits are valid and in full force and effect. Since August 1, 2014, neither TWG nor any of its Subsidiaries has received any written notice of any material violation of any Permit. To the Knowledge of TWG, no suspension, cancellation or non-renewal of any material Permit is pending or threatened. Since August 1, 2014, TWG and its Subsidiaries have materially complied, and are in material compliance, with all terms and conditions of the material Permits. To the Knowledge of TWG, no event or condition has occurred or exists that would reasonably be expected to result in a material violation or breach of, or a material default or loss of a benefit under, or acceleration of an obligation of any of TWG or any of its Subsidiaries under, or a termination, revocation, cancellation or impairment of, any material Permit (in each case, with or without notice or lapse of time or both). To the Knowledge of TWG, none of the material Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement or the Statutory Merger Agreement (and the representations and warranties made in this sentence are made as of the Execution Date and references in this sentence to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby). Neither TWG nor any of its Subsidiaries that will be a Subsidiary of TWG immediately after the Closing is relying on any exemption from or deferral of any Law or Permit that, to the Knowledge of TWG, would not be available to TWG or such Subsidiary immediately after the Closing.

(b) The TWG Insurance Subsidiaries have all Permits to conduct an insurance or reinsurance business in all jurisdictions in which the TWG Insurance Subsidiaries do business, including the jurisdictions listed on Section 3.15(b) of the TWG Disclosure Letter, and are not transacting any insurance or reinsurance business in any jurisdiction in which they are not so licensed, authorized, approved, accredited, as the case may be, or otherwise permitted to transact such business. The TWG Insurance Subsidiaries are in compliance in all material respects with all Laws, including all Laws and regulations issued by the applicable Insurance Regulator. Since August 1, 2014, no violations material to any TWG Insurance Subsidiary has been asserted in writing by any Insurance Regulator, other than any violation which has been cured or otherwise resolved to the satisfaction of such Insurance Regulator or which is no longer being pursued by such Insurance Regulator following a response by the relevant TWG Insurance Subsidiary. Neither the TWG Insurance Subsidiaries, nor TWG or any of its Subsidiaries is in default under or in violation of any Order entered into with or issued by any Insurance Regulator. Since

August 1, 2014, neither TWG nor any of its Subsidiaries has received any notice of any such default or violation that remains uncorrected.

(c) The TWG Warranty Subsidiaries have all Permits to conduct a service plan or warranty business in the jurisdictions listed on Section 3.15(c) of the TWG Disclosure Letter, and are not transacting any service plan or warranty business in any jurisdiction in which they are not so licensed, authorized, approved (as the case may be) or otherwise permitted to transact such business. The TWG Warranty Subsidiaries are in compliance in all material respects with all Laws, including all Laws and regulations issued by the applicable Warranty Regulator. Since August 1, 2014, no violations material to any TWG Warranty Subsidiary has been asserted in writing by any Warranty Regulator, other than any violation which has been cured or otherwise resolved to the satisfaction of such Warranty Regulator or which is no longer being pursued by such Warranty Regulator following a response by the relevant TWG Warranty Subsidiary. Neither the TWG Warranty Subsidiaries, nor TWG or any of its Subsidiaries is in default under or in violation of any Order entered into with or issued by any Warranty Regulator. Since August 1, 2014, neither TWG nor any of its Subsidiaries has received any notice of any such default or violation that remains uncorrected.

(d) There is no Order between either TWG or an Affiliate of either TWG (including TWG or any of its Subsidiaries), on the one hand, and any Governmental Authority, on the other hand, that would be binding on TWG or any of its Subsidiaries following the Closing, including any Order that (i) prohibits or restricts the payment of shareholder dividends or other shareholder distributions by TWG or any of its Subsidiaries, (ii) materially restricts or limits the authority of TWG or any of its Subsidiaries to conduct the business or could reasonably be expected to adversely impact the operations of the business, (iii) requires the maintenance of any employees or physical location, (iv) requires the divesture of any investments of TWG or any of its Subsidiaries or that requires any investments of TWG to be treated as non-admitted assets or (v) in any manner imposes any requirements on TWG in respect of risk-based capital requirements that add to or otherwise modify the risk-based capital requirements imposed under any applicable Law.

Section 3.16. TWG Benefit Plans.

(a) Section 3.16(a) of the TWG Disclosure Letter contains a true and complete list of all material United States TWG Benefit Plans. With respect to each material United States TWG Benefit Plan, TWG has provided or made available to Purchaser a true and complete copy, to the extent applicable, of: (i) the current plan document and all amendments thereto; (ii) the most recent annual report (Form 5500 Series) and accompanying schedule; (iii) the current summary plan description and any material modifications thereto; (iv) the most recent annual financial and actuarial reports; (v) the most recent determination or opinion letter received by TWG or any of its Subsidiaries from the IRS regarding the tax-qualified status of such TWG Benefit Plan; and (vi) the most recent written results of all required compliance testing.

(b) No TWG Benefit Plan is (i) subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. Neither TWG nor any of its Subsidiaries (A) has withdrawn at any time since August 1, 2014 from any multiemployer plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that could reasonably be expected to result in any such Liability to TWG or any of its Subsidiaries or (B) has any actual or potential Liability with respect to a “defined benefit plan” as defined in Section 3(35) of ERISA, or a pension plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code. None of the TWG Benefit Plans provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA, any other applicable law or at the expense of the participant or the participant’s beneficiary.

(c) With respect to each TWG Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received a determination letter (or opinion letters in the case of any prototype plans) from the IRS that it is so qualified and that its trust is exempt from tax under Section 501(a) of the Code, and to the Knowledge of TWG, since August 1, 2014, nothing has occurred with respect to the operation of any such plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code. No stock or other securities issued by TWG or any of its Subsidiaries forms or has formed any part of the assets of any TWG Benefit Plan that is intended to qualify under Section 401(a) of the Code.

(d) There are no pending or, to the Knowledge of TWG, threatened actions, claims or lawsuits against or relating to any TWG Benefit Plans, or to the Knowledge of TWG, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the TWG Benefit Plans with respect to the operation of such plans (other than routine benefits claims). No TWG Benefit Plan is presently under audit or examination (nor has written notice been received of a potential audit or examination) by any Governmental Authority.

(e) Each TWG Benefit Plan has been established, and since August 1, 2014, administered and funded in material compliance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws (including Section 409A of the Code). All premiums due or payable with respect to insurance policies funding any TWG Benefit Plan have been timely made or paid in full to the extent not required to be made or paid on or before the date hereof.

(f) Neither the execution and delivery of this Agreement or the Statutory Merger Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of TWG or any of its Subsidiaries; (ii) increase any benefits otherwise payable under any TWG Benefit Plan; or (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from TWG or any of its Subsidiaries as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code. The representations and warranties set forth in this Section 3.16(f) are made as of the Execution Date and references in this Section 3.16(f) to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

(g) Neither the execution and delivery of this Agreement or the Statutory Merger Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, be an “excess parachute payment” within the meaning of Section 280G of the Code. The representations and warranties set forth in this Section 3.16(g) are made as of the Execution Date and references in this Section 3.16(g) to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

(h) Each TWG Benefit Plan that is subject to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Affordable Care Act”) has been established, and since August 1, 2014, maintained and administered in material compliance with the requirements of the Affordable Care Act.

(i) All TWG Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) have, since August 1, 2014, been maintained in material compliance with all applicable requirements; (ii) if they are intended to qualify for special tax treatment, meet all requirements for such treatment; and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(j) With respect to any options to purchase equity securities of TWG or any of its Subsidiaries (the “TWG Stock Options”), (i) each grant of a TWG Stock Option was duly authorized, (ii) each such grant was made in accordance with the terms of the applicable TWG Benefit Plan, the Exchange Act and all other applicable Laws, and (iii) the per share exercise price of each TWG Stock Option was not less than the fair market value of a TWG Ordinary Share on the applicable date on which the grant of such TWG Stock Option was by its terms to be effective. Section 3.16(j) of the TWG Disclosure Letter sets forth a true and complete list of all TWG Stock Options outstanding as of the date hereof, together with the vesting schedule, exercise price, date of grant and expiration date of each such outstanding TWG Stock Option.

Section 3.17. Labor and Employment.

(a) None of TWG nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other labor union contract applicable to employees of TWG or any of its Subsidiaries and, to the Knowledge of TWG, there are not any activities or proceedings of any labor union to organize any such employees. Additionally, (i) there is no material unfair labor practice charge or complaint pending before any applicable Governmental Authority relating to TWG or any of its Subsidiaries or any employee or other service provider thereof; (ii) there is no labor strike, material slowdown or material work stoppage or lockout pending or, to the Knowledge of TWG, threatened against or affecting TWG or any of its Subsidiaries, and since August 1, 2014, none of TWG or any of its Subsidiaries has experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect to its employees; (iii) there is no representation claim or petition pending before any applicable Governmental Authority; and (iv) there are no material charges with respect to or relating to TWG or any of its Subsidiaries pending before any applicable Governmental Authority responsible for the prevention of unlawful employment practices.

(b) Each of TWG and its Subsidiaries is and, since August 1, 2014, has been in compliance in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, overtime, collective bargaining, employment discrimination, immigration, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors, and the collection and payment of withholding and/or social security Taxes.

(c) To the Knowledge of TWG, no key employee or former key employee of TWG or any of its Subsidiaries is in any material respect in violation of any term of any nondisclosure agreement, statutory nondisclosure obligation, non-competition agreement or other restrictive covenants to TWG or any of its Subsidiaries, as applicable.

(d) None of TWG nor any of its Subsidiaries is delinquent in payment to any of its current or former directors, officers, employees, consultants or other service providers for any wages, fees, salaries, commissions, bonuses, or other direct compensation for service performed by them or amounts required to be reimbursed to such directors, officers, employees, consultants and other service providers or in payments owned upon any termination of such Person’s employment or service.

(e) None of TWG or any of its Subsidiaries has effectuated a “plant closing” or “mass layoff” (as defined in the United States Worker Adjustment and Retraining Notification Act, or any similar Law) or, since August 1, 2014, taken any other action that would trigger notice or liability under any state, local or foreign plant closing notice Law. Each of TWG and its Subsidiaries is, and, since August 1, 2014, has been, in compliance with the Worker Adjustment Retraining Notification Act of 1988, as amended and each similar state or local Law.

(f) To the Knowledge of TWG, no key employee or individual independent contractor of TWG or any of its Subsidiaries is bound by any Contract (including licenses, covenants or commitments of any nature) or subject to any judgment, decree or order of any Governmental Authority that would materially interfere with the use of such Person’s best efforts to promote the interests of TWG or any of its Subsidiaries or that would materially conflict with TWG’s or any of its Subsidiaries’ business as currently conducted.

Section 3.18. Tax Matters.

(a) All material Tax Returns required to be filed by, on behalf of or with respect to TWG or any of its Subsidiaries have been duly and timely filed and are materially true and complete. All material Taxes (whether or not reflected on such Tax Returns) required to be paid with respect to TWG or any of its Subsidiaries have been duly and timely paid. All material Taxes required to be withheld by TWG or any of its Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose.

(b) Except as disclosed on Section 3.18(b) of the TWG Disclosure Letter, no material Taxes with respect to TWG or any of its Subsidiaries are currently under audit, examination or investigation by any Governmental Authority or the subject of any judicial or administrative proceeding. No Governmental Authority has asserted or, to the Knowledge of TWG, threatened to assert any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes against TWG or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open. No Governmental Authority of any jurisdiction in which TWG or any of its Subsidiaries has not filed a particular type of Tax Return or paid a particular type of Tax has asserted that TWG or such Subsidiary, as applicable, is required to file such Tax Return or pay such Tax in such jurisdiction.

(c) Except as disclosed on Section 3.18(c) of the TWG Disclosure Letter, neither TWG nor any of its Subsidiaries (i) has received or applied for a material Tax ruling or entered into an agreement with any Governmental Authority, in either case that would be binding upon TWG or any of its Subsidiaries after the Closing, (ii) is or has been a member of any affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than an affiliated group of which TWG or one of its Subsidiaries is the common parent) or (iii) has any Liability for the Taxes of any Person (as a transferee or successor, pursuant to any Tax sharing or indemnity agreement or other contractual agreements, or otherwise, other than (x) agreements between TWG and any of its Subsidiaries, or (y) agreements entered into in the ordinary course of business that do not primarily relate to Taxes).

Section 3.19. Insurance. TWG and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as are set forth in Section 3.19 of the TWG Disclosure Letter and as their management reasonably have determined to be prudent in accordance with industry practices.

Section 3.20. TWG Investment Assets.

(a) TWG, its Subsidiaries and TWG Re have good and marketable title to all of the Investment Assets owned by TWG, its Subsidiaries or TWG Re, as applicable, free and clear of any Encumbrance (other than a Permitted Encumbrance).

(b) The Investment Assets of TWG, its Subsidiaries and TWG Re are valued on the TWG Books and Records in accordance with GAAP and SAP, as applicable.

Section 3.21. TWG Affiliate Transactions. No Affiliate of TWG or any of its Subsidiaries (other than TWG or any of its Subsidiaries) owns any interest in any material asset or property (whether tangible or intangible) used by TWG or any of its Subsidiaries in the conduct of the business of TWG and its Subsidiaries. Section 3.21 of the TWG Disclosure Letter sets forth a true and complete list as of the date hereof of (a) any agreement between an Affiliate of TWG and TWG Re, TWG or any of its Subsidiaries and (b) any material services provided by an Affiliate of TWG to TWG Re, TWG or any of its Subsidiaries (each, a “TWG Affiliate Transaction”). Each TWG Affiliate Transaction that has, at any time, required the approval or non-disapproval, as applicable, of any Governmental Authority, has received such approval or non-disapproval, as applicable, in a timely manner and in form and substance sufficient to permit such TWG Affiliate Transaction as required.

Section 3.22. Intellectual Property.

(a) Section 3.22(a) of the TWG Disclosure Letter sets forth (i) an accurate and complete (in all material respects) list of all patents, patent applications, registered trademarks, registered service marks and registered copyrights, applications for trademark, service mark and copyright registrations, domain names, and other forms of registered Intellectual Property and applications therefor, and Social Media Accounts and (ii) material Owned Software, in each case of (i) and (ii), owned or purported to be owned by TWG or one of its Subsidiaries as of the date hereof. TWG or one of its Subsidiaries exclusively owns, free and clear of all Encumbrances, other than Permitted Encumbrances, all right, title and interest in and to (1) the Intellectual Property set forth in Section 3.22(a) of the TWG Disclosure Letter and (2) all Owned Software. All of such issued, registered or applied for Intellectual Property is subsisting, and to the Knowledge of TWG, all of such issued or registered Intellectual Property is valid and enforceable. Neither TWG nor any of its Subsidiaries is subject to any Order that restricts or impairs in any material respect the use of (x) any Intellectual Property set forth in Section 3.22(a) of the TWG Disclosure Letter or (y) any Owned Software.

(b) To the Knowledge of TWG, TWG or one of its Subsidiaries owns or otherwise has a valid right to use, practice or exploit all Intellectual Property used or necessary to conduct the business of TWG and each of its Subsidiaries as currently conducted.

(c) Section 3.22(c) of the TWG Disclosure Letter identifies each Contract (i) under which TWG or any of its Subsidiaries licenses any Intellectual Property from any Person other than TWG or one of its Subsidiaries, other than Off-the-Shelf IT Agreements and (ii) under which TWG or any of its Subsidiaries has granted any Person any right or interest in any Intellectual Property, in each case, other than such grants that are non-exclusive and immaterial (all such Contracts required to be disclosed under (i) and (ii) above, the “TWG IP Contracts”).

(d) To the Knowledge of TWG, neither TWG nor any of its Subsidiaries has, since August 1, 2014, (i) infringed, diluted, misappropriated, or otherwise violated any Intellectual Property of any Person in a manner that could give rise to a claim from a third party that would be materially adverse to TWG or (ii) received any written charge, complaint, claim, demand, or notice alleging infringement, dilution, misappropriation, or other violation of the Intellectual Property of any Person (including any demand to refrain from using any Intellectual Property of any Person). To the Knowledge of TWG, since August 1, 2014, no Person has infringed, diluted, misappropriated, or otherwise violated any Intellectual Property owned by TWG or any of its Subsidiaries.

(e) TWG or one of its Subsidiaries has taken commercially reasonable steps and precautions to maintain the confidentiality of the trade secrets and proprietary information of TWG and its Subsidiaries.

(f) Neither TWG nor any of its Subsidiaries has disclosed or delivered to any other Person (other than to its employees and third party contractors conducting development or similar work for TWG or any of its Subsidiaries, in each case, subject to invention assignment and reasonable confidentiality obligations) or permitted the disclosure or delivery to or from any escrow agent or other Person of, any material source code of the Owned Software.

(g) To the Knowledge of TWG, no present or former employee, independent contractor, officer, or director of TWG or any of its Subsidiaries owns any Intellectual Property owned or purported to be owned by TWG or any of its Subsidiaries or used by TWG or any of its Subsidiaries in the conduct their respective businesses as currently conducted. Each Person who is or was an employee or independent contractor of TWG or its Subsidiaries and who is or was involved in the creation or development of any Intellectual Property for or on behalf of TWG or any of its Subsidiaries has signed a valid and enforceable agreement containing an assignment of Intellectual Property rights to TWG or such Subsidiary and a covenant to safeguard and maintain the security and confidentiality of all trade secrets owned or purported to be owned by TWG or has valid and enforceable obligations by operation of law consistent with the foregoing.

(h) The computer software, computer hardware, firmware, networks, interfaces and related systems (collectively, “TWG Computer Systems”) used by TWG or any of its Subsidiaries are sufficient in all material respects for TWG’s and such Subsidiaries’ current needs in the operation of their respective businesses as presently conducted, and, to the Knowledge of TWG, in the twenty-four (24) months prior to the date hereof, there have been no material failures, crashes, security breaches, or other adverse events affecting TWG Computer Systems which have caused material disruption to the business of TWG and its Subsidiaries. TWG provides for the back-up and recovery of material data and has taken commercially reasonable steps to implement such procedures. TWG has taken commercially reasonable actions to protect the integrity and security of TWG Computer Systems and the information stored therein from unauthorized use, access, or modification by third parties.

(i) To the Knowledge of TWG, none of the Owned Software contains, is derived from, or is distributed, integrated or bundled with software subject to any license commonly referred to as a “copyleft” or “open source” license that, as used, modified, integrated, bundled, called or distributed by TWG or its Subsidiaries: (i) requires or conditions the use or distribution of such software on the disclosure, licensing or distribution of any source code for any portion of the Owned Software; or (ii) otherwise imposes an obligation on TWG to distribute any Owned Software on a royalty-free basis.

(j) To the Knowledge of TWG, the Owned Software does not contain any computer code or any other mechanisms which would (i) disable, erase or materially disrupt or materially harm in any way such Owned Software’s operation, or cause the Owned Software to materially damage or corrupt any data, hardware, storage media, programs, equipment or communications, or (ii) permit any Person to access the Owned Software without authorization, other than routine software bugs and/or glitches that may be promptly remedied in the ordinary course of the business of TWG or its Subsidiaries, as applicable.

Section 3.23. Real Property.

(a) Section 3.23(a) of the TWG Disclosure Letter sets forth a true and complete list as of the date hereof, including addresses, of all real property owned by TWG or any of its Subsidiaries (the “TWG Owned Real Property”). TWG or one of its Subsidiaries has valid title to the TWG Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. TWG or one of its Subsidiaries has exclusive possession of each parcel of the TWG Owned Real Property, other than any occupancy rights granted to third party owners, tenants or licensees pursuant to agreements with respect to such TWG Owned Real Property entered into in the ordinary course of business. No portion of any TWG Owned Real Property or, to the Knowledge of TWG, TWG Leased Real Property, is subject to any pending condemnation or eminent domain proceeding by any Governmental Authority and, to the Knowledge of TWG, there is no threatened condemnation or other eminent domain proceeding with respect thereto. There are no options, first refusal, first offer or first opportunity rights or other similar rights with respect to any portion of the TWG Owned Real Property. There are no tax reduction proceedings pending with respect to all or any portion of any TWG Owned Real Property. To the Knowledge of TWG, (i) there is no existing breach or default by any party under any easements or restrictive covenants affecting the TWG Owned Real Property which breach or default has not yet been cured, (ii) neither TWG nor any of its Subsidiaries have received written notice of any default under any easements or restrictive covenants affecting the TWG Owned Real Property which breach or default has not yet been cured, and (iii) there does not exist any condition or event that with the lapse of time or the giving of notice, or both, would constitute such a breach or default under any easements or restrictive covenants affecting the TWG Owned Real Property. There are no continuing disputes with any supplier or vendor providing services for or to any TWG Owned Real Property (e.g., cafeteria supplies and/or janitorial services).

(b) Section 3.23(b)(i) of the TWG Disclosure Letter sets forth a true and complete list as of the date hereof, including addresses, of each leasehold interest in real property leased, subleased, or licensed by, or for which a right to use or occupy has been granted to, TWG or any of its Subsidiaries (the “TWG Leased Real Property,” and together with the TWG Owned Real Property, the “TWG Real Property”). Section 3.23(b)(i) of the TWG Disclosure Letter identifies, with respect to each portion of TWG Leased Real Property, each lease, sublease, license, guaranty or other contractual obligation under which such TWG Leased Real Property is occupied or used (the “TWG Real Property Leases”). Each of the TWG Real Property Leases constitutes the valid and legally binding obligation of TWG and its Subsidiaries, enforceable in accordance with its terms (assuming the due and valid authorization, execution, and delivery of the other parties thereto), constitutes a valid and binding obligation of Purchaser, except as enforceability may be limited by (x) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Laws of general applicability relating to or affecting creditors’ rights or (y) by general equity principles whether such enforceability is considered in proceedings in equity or at law, or except as would not have a TWG Material Adverse Effect. As of the date hereof, each of the TWG Real Property Leases is in full force and effect, and TWG or one of its Subsidiaries holds a valid leasehold interest in the subject TWG Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. To the Knowledge of TWG, (i) there is no existing breach or default by any party under any TWG Real Property Lease which breach or default has not yet been cured, (ii) neither TWG nor any of its Subsidiaries have received written notice of any default under any TWG Real Property Lease which default has not yet been cured, (iii) there does not exist any condition or event that with the lapse of time or the giving of notice, or both, would constitute such a breach or default under any TWG Real Property Lease, and (iv) there are no continuing disputes between TWG or any of its Subsidiaries and any landlord or sublandlord of any TWG Leased Real Property. Except as set forth in Section 3.23(b)(ii) of the TWG Disclosure Letter, neither the execution or delivery of this Agreement or the Statutory Merger Agreement, nor the consummation of the transactions contemplated herein or therein, nor the fulfillment of or compliance with the terms and conditions hereof, require the consent of any landlords or sublandlords pursuant to any TWG Real Property Lease (and the representations and warranties made in this sentence are made as of the Execution Date and references in this sentence to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby). No TWG Real Property Lease is subject to any material defenses, setoffs or counterclaims, and no material obligations of any landlords or sublandlords thereunder are delinquent.

(c) Section 3.23(c) of the TWG Disclosure Letter sets forth a true and complete list as of the date hereof, including addresses, of all subleases, licenses, concessions, occupancy agreements, or other contractual obligations granting to any Person (other than TWG or one of its Subsidiaries) the right of use or occupancy of TWG Real Property (the “TWG Subleases”) and there is no Person (other than TWG or one of its Subsidiaries) in possession of TWG Real Property. As of the date hereof, each of the TWG Subleases is in full force and effect.

(d) In connection with the early termination by TWG Holdings, Inc. (“West Jackson Tenant”) of the TWG Leased Real Property located at 175 West Jackson Boulevard, Suites 1100 and 1200, Chicago, Illinois 60604 (the “West Jackson Leased Property”), 175 Jackson L.L.C. (“West Jackson Landlord”) agreed to extend to January 1, 2018 the deadline for payment by the West Jackson Tenant of the termination fee of $2,720,000 required to be paid under Section 2 of that certain Second Amendment to Lease (the “West Jackson Lease Amendment”) dated March 7, 2017 between West Jackson Tenant and the West Jackson Landlord.

Section 3.24. Anti-Takeover Provisions. No “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other similar antitakeover statute or similar statute or regulation applies to TWG or any of its Subsidiaries with respect to this Agreement, the Statutory Merger Agreement or the Merger. The representations and warranties set forth in this Section 3.24 are made as of the Execution Date and references in this Section 3.24 to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

Section 3.25. No Brokers. Neither TWG nor any of its Subsidiaries nor TWG Re has employed any broker, finder or agent or incurred any Liability to any broker, finder, or agent in connection with the transactions contemplated by this Agreement or the Statutory Merger Agreement, other than UBS Securities LLC pursuant to a letter agreement, a true and complete copy of which has been previously provided to Purchaser.

Section 3.26. Environmental Matters. There are no pending or, to the Knowledge of TWG, threatened Actions against TWG or any of its Subsidiaries that seek to impose, or that are reasonably likely to result in, any material Liability of TWG or any of its Subsidiaries under any Law concerning worker health and safety, pollution or the protection of the environment or human health as it relates to the environment, and neither TWG nor any of its Subsidiaries is subject to any Order imposing any material Liability on TWG or any of its Subsidiaries with respect to any of the foregoing.

Section 3.27. Privacy and Data Security.

(a) Since August 1, 2014, TWG and its Subsidiaries have complied, to the extent applicable, in all material respects with (i) all Data Protection Laws; (ii) generally accepted industry standards to protect the operation, confidentiality, integrity, and security of its software, systems, and websites that are involved in the collection and/or processing of Personal Data; (iii) all binding published, posted, and internal policies, procedures, agreements, and notices of TWG and its Subsidiaries relating to the collection, use, or disclosure of Personal Data (“Privacy Policies”); (iv) the terms of TWG Material Contracts to the extent that such TWG Material Contracts include provisions relating to the collection, use, or disclosure of Personal Data; and (v) any applicable regulatory requirements or restrictions relating to the transfer of Personal Data across national borders.

(b) The Privacy Policies comply in all material respects with applicable Data Protection Laws. All employees, officers, agents, and other representatives of TWG and its Subsidiaries have, where necessary or customary in the industry, received training with respect to compliance with Data Protection Law and the Privacy Policies.

(c) TWG and its Subsidiaries have undertaken reasonable efforts to and will achieve material compliance with the General Data Protection Regulation (Regulation (EU) 2016/679) and its implementing statutes prior to May 25, 2018.

(d) Since August 1, 2014, TWG and its Subsidiaries have in all material respects made all required registrations and notifications required by and in accordance with all applicable Data Protection Laws, and any such registrations and notifications are current, complete, and accurate in all material respects.

(e) Since August 1, 2014, neither TWG nor any of its Subsidiaries has received any subpoenas, demands, or other written notices from any Governmental Authority investigating, inquiring into, or otherwise relating to any actual or potential violation of any Data Protection Law, and, to the Knowledge of TWG, neither TWG nor any of its Subsidiaries is under investigation by any Governmental Authority for any actual or potential material violation of any Data Protection Law. Since August 1, 2014 through the date hereof, no material written notice, complaint, claim, Action, or Litigation of any kind has been served on, or, to the Knowledge of TWG, initiated against, TWG or any of its Subsidiaries under any applicable Data Protection Law.

(f) To the Knowledge of TWG, since August 1, 2014, there have been no material failures, crashes, security breaches, or other adverse events or incidents related to Personal Data affecting TWG or any of its Subsidiaries which would require notification by TWG or any of its Subsidiaries of individuals, law enforcement, or any Governmental Authority or any remedial action by TWG or any of its Subsidiaries under any applicable Contract or Data Protection Law. To the Knowledge of TWG, as of the date hereof, there are no pending complaints, Actions, fines, or other penalties facing TWG or any of its Subsidiaries in connection with any such failures, crashes, security breaches, or other adverse events or incidents.

Section 3.28. Illegal or Unauthorized Payments; Political Contributions; Exports.

(a) None of TWG, any Subsidiary or Affiliate or, to the Knowledge of TWG, any directors, or officers, agents, or employees, Shareholders, owners (whether direct, indirect, or beneficial), partners, managers, members, or any other Person, in each case acting for or on behalf of TWG or any Subsidiary or Affiliate, (i) is in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the United Kingdom Bribery Act 2010, or any other Law relating to bribery or corruption (collectively, including the FCPA, the “Anticorruption Laws”); (ii) since August 1, 2014, has offered, promised, or given anything of value, directly or indirectly, to a TWG Customer to induce or reward the improper performance of the TWG Customer’s function or the breach of a duty owed by the TWG Customer to his or her employer, in each case in violation of applicable Anticorruption Laws; (iii) since August 1, 2014, has used or caused to be used, directly or indirectly, any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (iv) since August 1, 2014, has made or caused to be made, directly or indirectly, any unlawful payment to any Government Official; (v) since August 1, 2014, has taken or caused to be taken, directly or indirectly, any corrupt action in furtherance of any offer, payment, promise to pay, or authorization of the payment of any money or anything of value, or any action in furtherance of any offer, gift, promise to give, or authorization of the giving of anything of value, to any Government Official, or to any Person while knowing that all or some portion of the consideration remitted to that Person will be offered, paid, promised, or given to a Government Official, for the purposes of inducing or influencing a Government Official to do or refrain from doing any official act, in order to assist in obtaining or retaining business or directing business to any Person, or securing any improper advantage; or (vi) is a Government Official.

(b) Since August 1, 2014, neither TWG nor any of its Subsidiaries or Affiliates has received notice that it has been the subject of any investigation, complaint or claim of any violation of any Trade Law, Anticorruption Laws, or any similar applicable law by any Governmental Authority, nor to the Knowledge of TWG have there been any allegations, investigations (formal or informal), inquiries, Actions, charges, or proceedings with regard to any violation or potential violation of the any of the foregoing laws by TWG, or any of their Subsidiaries or Affiliates, nor any of their respective directors, officers, employees, Shareholders, agents, or any other Person, in each case acting for or on behalf of TWG or any Subsidiary or Affiliate.

Section 3.29. Money Laundering; Sanctions.

(a) The operations of TWG and its Subsidiaries are and, since August 1, 2014, have been conducted in material compliance with all applicable anti-money laundering Laws. To the Knowledge of TWG, no cause of action, action, claim, suit, demand, proceeding, notice of violation, or investigation, by or before any Governmental Authority involving TWG or any of its Subsidiaries with respect to such anti-money laundering Laws is or, since August 1, 2014, has been pending or threatened.

(b) TWG and its Subsidiaries are and, since August 1, 2014, have been in compliance, in all material respects, with all applicable economic sanctions Laws, including, but not limited to, the U.S. economic sanctions administered by the United States Department of

Treasury’s Office of Foreign Asset Control (“OFAC”). None of TWG, its Subsidiaries nor any of their directors or officers, nor, to the Knowledge of TWG, any employee or agent acting for or on behalf of TWG or its Subsidiaries, is an individual or entity included on, or is owned in the aggregate, directly or indirectly, 50% or more or controlled by any Person that is included on any list of sanctioned parties maintained by the United States, including the list of Specially Designated Nationals and Blocked Persons maintained by OFAC or located, organized or resident in a country or territory that is the subject of comprehensive sanctions imposed by the United States (Crimea, Cuba, Iran, North Korea and Syria). Since August 1, 2014, none of TWG nor any of its Subsidiaries have, to the Knowledge of TWG, participated, in a material violation of applicable economic sanctions Laws, in any transaction involving such a sanctioned Person, or any country or territory subject to comprehensive sanctions imposed by the United States. TWG and its Subsidiaries have not received any written notice alleging any violation, or made any voluntary or involuntary disclosure to a Governmental Authority concerning, any actual or alleged violation of, nor have they violated any applicable economic sanctions Laws.

Section 3.30. Insurance Contracts. Except as set forth in Section 3.30(i) of the TWG Disclosure Letter, since August 1, 2014, all Insurance Contracts, and all marketing materials prepared by or on behalf of TWG or any of its Subsidiaries, are and have been, to the extent required by applicable Law and in all material respects, on forms individually or in the aggregate approved by all applicable Governmental Authorities or filed with and not objected to by such Governmental Authorities within the period provided by applicable Law for objection, and any rates of TWG or any of its Subsidiaries required to be filed with or approved by any Governmental Authority have been so filed or approved, and the rates used by TWG or any of its Subsidiaries have conformed in all material respects with the rates so filed or are otherwise in compliance with applicable Law and have conformed in all material respects with TWG’s underwriting standards, guidelines and criteria. Except as indicated in Section 3.30(ii) of the TWG Disclosure Letter, all Insurance Contracts comply in all material respects with, and have been administered in all material respects in accordance with, applicable Law. TWG and its Subsidiaries have made available to Purchaser true and complete copies of all policy forms in respect of U.S. contractual liability insurance policies that (A) are currently used by TWG or its Subsidiaries, (B) have been used by TWG or its Subsidiaries for business which is still in force and (C) in either of case (A) or (B), represent a material portion of the business of TWG and its Subsidiaries (taken as a whole).

Section 3.31. Underwriting. True and complete copies of the current underwriting standards, guidelines and criteria of TWG or any of its Subsidiaries have been made available to Purchaser. TWG and its Subsidiaries in effect as of the date hereof are in compliance with and has adhered to, in each case, in all material respects, the underwriting standards, guidelines and criteria made available to Purchaser.

Section 3.32. Risk-Based Capital. TWG has made available to Purchaser true and complete copies of all analyses and reports submitted by or on behalf of TWG or any of its Subsidiaries to any insurance regulatory authority during the twelve (12) months prior to the date hereof relating to the risk-based capital calculations of TWG or any of its Subsidiaries.

Section 3.33. Insurance Producers.

(a) Except as set forth in Section 3.33(a)(i) of the TWG Disclosure Letter, to the Knowledge of TWG, each Person, including salaried employees of TWG and any of its Subsidiaries, performing the duties of insurance producer, agent, managing general agent, broker, solicitor, marketer, underwriter, wholesaler, distributor, producer or customer representative for TWG or any of its Subsidiaries (each, a “Producer” and collectively, “Producers”), at the time such Producer wrote, sold or produced business for or on behalf of TWG or any of its Subsidiaries, was duly licensed and appointed, where required, as an insurance producer, managing general agent, agency or broker or solicitor, as applicable (for the type of business written, sold or produced by such Producer), in the particular jurisdiction in which such Producer wrote, sold, produced, solicited, or serviced such business for TWG, as may be required by such jurisdiction and acted in such capacity in compliance with all applicable Law in the writing, sale, production, solicitation or servicing of such business or products. Section 3.33(a)(ii) of the TWG Disclosure Letter sets forth a true and complete list of any Producer that has accounted for $10,000,000 or more of the gross written premium of TWG in any of the calendar years ended December 31, 2016 (any such Producer, a “Significant Producer”).

(b) Section 3.33(b) of the TWG Disclosure Letter sets forth a true and complete list as of the date hereof of all in-force Contracts between any Significant Producer, on the one hand, and TWG or any of its Subsidiaries on the other hand (each, a “Producer Contract”).

(c) Except as set forth in Section 3.33(c) of the TWG Disclosure Letter, since August 1, 2014, none of TWG or any of its Subsidiaries has made a filing with any Governmental Authority seeking an exemption under 18 USC §1033(e)(2) with respect to any Producer.

(d) Except as set forth in Section 3.33(d) of the TWG Disclosure Letter, to the Knowledge of TWG, no Significant Producer has notified TWG or any of its Subsidiaries, either orally or in writing, that such Significant Producer will be unable or unwilling to continue its relationship with TWG or any of its Subsidiaries after the Closing.

Section 3.34. Ownership of Assets. TWG or one of its Subsidiaries has good and marketable title to, or, in the case of property held under a lease or other contractual obligation, a valid leasehold interest in, or the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, and otherwise commercially exploit, all of the properties, rights, and assets, whether real or personal and whether tangible or intangible, that are used or held for use in connection with the business and operations of TWG and its Subsidiaries, except in each case for failures to have such title, interest and rights that have not been and would not reasonably be expected to be material to TWG and its Subsidiaries, taken as a whole. None of the real or personal property of TWG or any of its Subsidiaries is subject to any Encumbrance, other than a Permitted Encumbrance.

Section 3.35. Segregated Fiduciary Accounts. Section 3.35 of the TWG Disclosure Letter sets forth a true and complete list of all fiduciary accounts maintained by TWG or any of its Subsidiaries as of the date hereof (collectively, the “Segregated Fiduciary Accounts”). Each Segregated Fiduciary Account is maintained in connection with TWG’s or any of its

Subsidiaries’ insurance clients or insurance carriers. All funds for payment of premium, return premium and claims payments that are processed through any Producer for TWG or any of its Subsidiaries are held in Segregated Fiduciary Accounts maintained in compliance with applicable Laws.

Section 3.36. Bank Accounts and Powers of Attorney. Section 3.36 of the TWG Disclosure Letter sets forth a list of all of the material bank accounts of TWG and each of its Subsidiaries as of the date hereof. There are no powers of attorney currently in effect that have been granted by TWG or any of its Subsidiaries to any Person who is not a current employee, officers or director of TWG or its Subsidiaries, other than any such power of attorney that (i) can be unilaterally revoked by TWG or any of its Subsidiaries or (ii) is not material to TWG, TWG’s Subsidiaries or their respective businesses.

Section 3.37. No Other Representations. Notwithstanding anything to the contrary set forth in Section 4.06 or elsewhere herein or in the Original Merger Agreement, TWG and TWG Re acknowledge that neither Purchaser nor Merger Sub has made any representation or warranty herein or in the Original Merger Agreement to the effect that Purchaser Actuarial Reserves are or will be sufficient or adequate for the purposes for which they were established or that Purchaser Actuarial Reserves may not develop adversely or that the reinsurance recoverables taken into account in determining the amount of Purchaser Actuarial Reserves will be collectible. Except for the representations and warranties expressly contained in Article IV or any certificate delivered pursuant to Section 6.02(d), TWG and TWG Re acknowledge that neither Purchaser nor Merger Sub nor any other Person on behalf of Purchaser or Merger Sub makes or has made any express or implied representation or warranty with respect to Purchaser, Purchaser’s Subsidiaries or their respective businesses or with respect to any other information provided to TWG Re, TWG or its Representatives or Affiliates in connection with the transactions contemplated hereby, and neither TWG, TWG’s Subsidiaries or TWG Re is relying on any representation or warranty with respect to Purchaser and its Subsidiaries, other than the representations and warranties expressly contained in Article IV or any certificate delivered pursuant to Section 6.02(d).

ARTICLE IV

Representations and Warranties Regarding Purchaser and Merger Sub

In order to induce TWG, TWG Re and TWG Merger Sub to enter into and perform this Agreement and to consummate the transactions contemplated hereby, and except as otherwise expressly disclosed in the Purchaser Reports filed or furnished prior to the date hereof (other than (i) any information that is contained solely in the “Risk Factors” section of such Purchaser Reports and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Purchaser Reports) or as set forth in a schedule to the Purchaser Disclosure Letter delivered to TWG, TWG Merger Sub and TWG Re on the Execution Date, each of Purchaser and Merger Sub hereby jointly and severally represents and warrants to TWG:

Section 4.01. Corporate Status.

(a) Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate or organizational power and has all requisite power and authority to own, lease, and operate its properties and assets and to carry on its business as presently conducted. Purchaser is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing, or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not be reasonably likely to have a Purchaser Material Adverse Effect. Merger Sub is duly organized, validly existing and in good standing under the laws of Bermuda and has all requisite power and authority to own, lease, and operate its properties and assets and to carry on its business as presently conducted. True and complete copies of the Organizational Documents of Purchaser, as amended to date, are filed with the SEC and included in Purchaser Reports, and Purchaser is not in material violation of any provision of such Organizational Documents. The Organizational Documents of Purchaser, as so filed, are in full force and effect.

(b) Each of Purchaser’s Subsidiaries (other than Merger Sub) is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation, formation, or organization and has all requisite power and authority to own, lease, and operate its properties and assets and to carry on its business as presently conducted. Each of Purchaser’s Subsidiaries is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing, or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not be reasonably likely to have a Purchaser Material Adverse Effect. Purchaser has made available to TWG true and complete copies of the Organizational Documents of Purchaser’s material Subsidiaries as amended to date, and no such Subsidiary is in material violation of any provision of its Organizational Documents.

(c) The only Subsidiaries or other Affiliates through which Purchaser and its Subsidiaries conducts insurance operations are Purchaser Insurance Subsidiaries.

(d) Section 4.01(d) of Purchaser Disclosure Letter sets forth a true and complete list of each direct and indirect Subsidiary of Purchaser as of the date hereof, the jurisdiction of organization of each such Subsidiary and the owners and relevant percentage ownership of all of the issued and outstanding Capital Stock of each such Subsidiary.

(e) All Capital Stock of Purchaser’s Subsidiaries has been duly and validly authorized and is validly issued, fully paid, and non-assessable. All such Capital Stock owned by Purchaser or any of Purchaser’s Subsidiaries is free and clear of any Encumbrances, other than any restrictions on transfer generally imposed under applicable securities laws.

(f) Except as set forth on Section 4.01(f) of Purchaser Disclosure Letter, neither Purchaser nor any of its Subsidiaries owns any Capital Stock of any Person other than (i) the Capital Stock of any Subsidiary of Purchaser and (ii) Purchaser Investment Assets. Except as set forth on Section 4.01(f) of Purchaser Disclosure Letter, none of Purchaser or any of its

Subsidiaries has any obligation or liability regarding the making of any investment (in the form of a loan, capital contribution, or otherwise) in any other Person.

(g) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and the Statutory Merger Agreement, has no assets or Liabilities of any nature other than those incident to its formation or pursuant to the transactions contemplated by this Agreement or the Statutory Merger Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement and the Statutory Merger Agreement. The representations and warranties set forth in this Section 4.01(g) are made as of the Execution Date and references in this Section 4.01(g) to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

Section 4.02. Corporate and Governmental Authorization.

(a) Each of Purchaser and Merger Sub has the corporate power and authority to execute and deliver this Agreement and the Statutory Merger Agreement and to consummate the transactions contemplated hereby and, in the case of Merger Sub, thereby. The execution and delivery of this Agreement and the Statutory Merger Agreement, and the consummation of the transactions contemplated hereby and thereby, has been duly authorized by Purchaser and Merger Sub and no other corporate or other proceedings on the part of Purchaser or Merger Sub is necessary to authorize the execution and delivery by Purchaser or Merger Sub of this Agreement and the Statutory Merger Agreement or the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each of Purchaser and Merger Sub and, at the Closing, the Statutory Merger Agreement will have been duly executed and delivered by each of Purchaser and Merger Sub and, assuming the due and valid authorization, execution, and delivery hereof and thereof by TWG, TWG Merger Sub and TWG Re, as applicable, constitutes a valid and binding obligation of each of Purchaser and Merger Sub, enforceable against it in accordance with its terms, except as limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (ii) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law. The representations and warranties set forth in this Section 4.02(a) are made as of the Execution Date and references in this Section 4.02(a) to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

(b) Except for the filing of any notices or other filings under the HSR Act or any Foreign Antitrust Law, the filing of a supplemental listing application in respect of the Purchaser Issuable Shares on the NYSE, and the Required Approvals, the execution and delivery by Purchaser and Merger Sub of this Agreement and the Statutory Merger Agreement does not and the consummation of the Merger and the other transactions contemplated hereby (including the issuance of the Purchaser Issuable Shares) do not require any Order, Permit, consent, approval, license, qualification or authorization of, or filing or registration with or notification to, any Governmental Authority. The representations and warranties set forth in this Section 4.02(b) are made as of the Execution Date and references in this Section 4.02(b) to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

Section 4.03. Non-Contravention. Neither the execution and delivery of this Agreement or the Statutory Merger Agreement by Purchaser or Merger Sub nor the consummation of the transactions contemplated hereby or thereby by Purchaser or Merger Sub, as applicable, will (a) violate any provision of the certificate of incorporation or bylaws or similar Organizational Documents of Purchaser or any of its Subsidiaries, or (b) (i) assuming that the consents, approvals and filings referred to in Section 3.02(b) or Section 4.02(b) are duly obtained and/or made and are in full force and effect, violate in any material respect any Law applicable to Purchaser or its Subsidiaries, (ii) with or without the giving of notice or the lapse of time or both, result in a breach of, constitute a default under, result in the termination of or a right of termination or cancellation under, or accelerate the performance of any obligation required by, or require any consent of or other action by any Person under, any Contract listed as an exhibit, or required to be listed as an exhibit, to Purchaser’s most recently filed Annual Report on Form 10-K, or (iii) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any properties or assets or rights of Purchaser or its Subsidiaries, except, in the case of the foregoing clauses (b)(ii) and (b)(iii), for such matters which would not be reasonably likely to have a Purchaser Material Adverse Effect. The representations and warranties set forth in this Section 4.03 are made as of the Execution Date and references in this Section 4.03 to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

Section 4.04. Capitalization; Title to Shares.

(a) The authorized Capital Stock of Purchaser as of the Execution Date consists solely of 800,000,000 shares of Common Stock, par value $0.01, of which 52,593,441 are issued and outstanding as of December 31, 2017, 150,001 shares of Class B Common Stock of Purchaser, par value $0.01 per share of which none are issued or outstanding, 400,001 shares of Class C Common Stock of Purchaser, par value $0.01 per share, of which none are issued or outstanding, and 200,000,000 shares of Preferred Stock, par value $1.00 per share of which 19,160 shares of Series B Preferred Stock of Purchaser and 5,000 shares of Series C Preferred Stock of Purchaser are authorized and none of which are issued or outstanding. Except for (x) Purchaser Common Shares underlying outstanding Purchaser Equity Awards, (y) Purchaser Common Shares issuable in the ordinary course of business consistent with past practice to satisfy a Purchaser-match pursuant to any defined contribution Purchaser Benefit Plan in effect of the date hereof that contains a cash or deferred arrangement intended to meet the requirements of Section 401(k) of the Code, and (z) in connection with the Purchaser Employee Stock Purchase Plan, there are no outstanding warrants, options, Contracts, convertible or exchangeable securities or other commitments (other than this Agreement) pursuant to which Purchaser is obligated to issue, sell, purchase, return or redeem any shares of Capital Stock or other securities of Purchaser as of the date hereof. There are no voting trusts, proxies or other similar Contracts or commitments to which Purchaser or any of its Subsidiaries is bound with respect to the voting of any shares of Capital Stock of or other voting or equity interests in Purchaser or any of its Subsidiaries or contractual obligations or commitments of any character to which Purchaser is a party restricting the transfer of, voting of, or requiring the registration for sale of, any shares of Capital Stock of or other voting or equity interests in Purchaser or any of its Subsidiaries. There are no outstanding obligations of Purchaser or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the securities described in this Section 4.04. All Capital Stock of Purchaser has been duly and validly authorized and is validly issued, fully paid, and non-assessable and was not issued in violation of any federal or state securities laws, or in violation of or subject to any preemptive or similar right, purchase option, call or right of first refusal or similar right. As of the date hereof, Purchaser does not have any outstanding borrowings (other than any outstanding letters of credit) under that certain (i) Amended and Restated Credit Agreement dated as of December 15, 2017 among Purchaser, as borrower, certain lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Wells Fargo Bank, National Association, as syndication agent or (ii) Term Loan Agreement dated as of December 15, 2017 among Purchaser, as borrower, certain lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Morgan Stanley Senior Funding, Inc. and Wells Fargo Bank, National Association, as co-syndication agents.

(b) The authorized capital stock of Merger Sub consists of one (1) ordinary share, par value $1.00, of which one (1) share is issued and outstanding. The representations and warranties set forth in this Section 4.04(b) are made as of the Execution Date.

Section 4.05. Purchaser Financial Statements; SEC Reports; Statutory Statements.

(a) Purchaser Financial Statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) as in effect on the respective dates thereof, applied on a consistent basis throughout the periods presented, subject, in the case of interim unaudited Purchaser Financial Statements, only to normal, recurring year-end adjustments, none of which are expected to be material in nature. The consolidated balance sheets included in Purchaser Financial Statements present fairly in all material respects the financial position of Purchaser and Purchaser Subsidiaries as at the respective dates thereof, and the consolidated statements of operations, consolidated statements of stockholders’ equity, and consolidated statements of cash flows included in such Purchaser Financial Statements present fairly in all material respects the results of operations, stockholders’ equity and cash flows of Purchaser and Purchaser Subsidiaries for the respective periods indicated.

(b) The term “Purchaser Financial Statements” means the consolidated financial statements of Purchaser and Purchaser Subsidiaries included in Purchaser Reports together, in the case of year-end statements, with reports thereon by PricewaterhouseCoopers LLP, the independent auditors of Purchaser, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows, and accompanying notes.

(c) Purchaser and each Purchaser Subsidiary has filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it with or to the SEC since August 1, 2014 (the “Purchaser Reports”), together with any exhibits required to be filed with any such Purchaser Report. As of its respective date, each Purchaser Report (together with any such exhibits) complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Purchaser Report, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) With respect to each Purchaser Report that is a report on Form 10-K or 10-Q or an amendment thereto, each of the principal executive officer and the principal financial officer of Purchaser has made all certifications required by Rule 13a-14 or 15(d) under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to Purchaser Reports.

(e) Purchaser has previously furnished to TWG true and complete copies of the following statutory statements, in each case together with all exhibits, schedules and notes thereto and any affirmations and certifications filed therewith: the audited annual statement of each Purchaser Insurance Subsidiary as at December 31 in each of the years ended 2014, 2015 and 2016 and the quarterly statutory statements for the quarter ended June 30, 2017 (collectively, the “Purchaser Insurer Statutory Statements”).

(f) Purchaser Insurer Statutory Statements (i) were prepared in conformity with SAP, except as expressly set forth within the subject financial statements and (ii) present fairly to the extent required by and in conformity with SAP, except as set forth in the notes, exhibits or schedules thereto, in all material respects the statutory financial condition and statutory results of operation of each TWG Insurance Subsidiary as of the dates and for the periods therein specified.

Section 4.06. Reserves.

(a) Purchaser Actuarial Reserves of Purchaser Insurance Subsidiaries contained in Purchaser Insurer Statutory Statements: (i) have been, except as otherwise noted in the applicable Purchaser Insurer Statutory Statements, computed in accordance with applicable actuarial standards of practice; (ii) have been computed based on actuarial assumptions that are consistent with applicable Contract provisions and with those used to compute the corresponding items in Purchaser Insurer Statutory Statements; and (iii) satisfy in all material respects the requirements of all applicable Insurance Laws.

(b) Purchaser has made available to TWG true and complete copies of all actuarial reports and any other reports and sensitivity and other analyses relating to the adequacy or sufficiency of Purchaser Actuarial Reserves prepared on behalf of Purchaser Insurance Subsidiaries and each of their respective Subsidiaries by actuaries, independent or otherwise, addressing Purchaser Actuarial Reserves that cover periods beginning on or after August 1, 2014 through the date hereof.

(c) Purchaser has provided or made available to TWG (i) the methodology used by Purchaser to evaluate the adequacy or sufficiency of reserves for claims, losses (including incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated) and unearned premiums of Purchaser Insurance Subsidiaries (the “Purchaser Actuarial Reserves”) in relation to actual and expected costs on insurance contract, service contract and warranty claims; (ii) all material data inputs used by Purchaser to perform such analysis; and (iii) the outputs and material conclusions of such analysis, as calculated by

Purchaser using such data inputs, that cover periods beginning on or after August 1, 2014, through the date hereof.

Section 4.07. Contracts.

(a) Section 4.07(a) of Purchaser Disclosure Letter sets forth a true and complete list of the following Contracts to which Purchaser or any of its Subsidiaries is a party as of the date hereof:

(i) any Contract creating a partnership, limited liability company or joint venture, in each case, other than any Contract governing (A) Purchaser’s Investment Assets (excluding Purchaser’s investment in Ike Grupo Empresarial, S. de R.L. de C.V. or any Affiliate of Ike Grupo Empresarial, S. de R.L. de C.V.) and (B) any of Purchaser’s wholly-owned Subsidiaries;

(ii) any Contract pursuant to which Purchaser or any of its Subsidiaries has incurred any material Indebtedness; and

(iii) all Contracts with any Governmental Authority to which Purchaser or any of its Subsidiaries is a party or subject to, or Contracts that require or are otherwise based on any qualification or authorization for participation in any program administered by any Governmental Authority.

(b) (i) Each Contract required to be disclosed on Section 4.07(a) of Purchaser Disclosure Letter and (ii) each Contract listed as an exhibit, or required to be listed as an exhibit, to Purchaser’s most recently filed Annual Report on Form 10-K ((i) and (ii), the “Purchaser Material Contracts”) is a valid and binding obligation of Purchaser or its Subsidiary and enforceable against Purchaser, any such Subsidiary and, to the Knowledge of Purchaser, enforceable against each other party thereto (except as enforceability may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (B) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law) against each party thereto and is in full force and effect. Neither Purchaser nor any of its Subsidiaries has received written notice of cancellation of any Purchaser Material Contract. Neither Purchaser nor any of its Subsidiaries nor, to the Knowledge of Purchaser, any other party to any Purchaser Material Contract is in material breach or violation of, or material default under, any Purchaser Material Contract.

Section 4.08. Absence of Certain Changes or Events. (a) Since June 30, 2017, Purchaser and its Subsidiaries have conducted their businesses only in the ordinary course of business; (b) since December 31, 2016, there has not been any event, condition, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect; and (c) since June 30, 2017, Purchaser and its Subsidiaries have not taken any action (or failed to take any action) that, if taken (or failed to be taken) during the period from the date of this Agreement through the Closing, would constitute a breach of Section 5.02.

Section 4.09. Litigation.

(a) There is no Action pending or with respect to which Purchaser or any of its Subsidiaries has been served with written notice or any other Action that, to the Knowledge of Purchaser, is threatened against Purchaser or any of its Subsidiaries, that individually (or in the aggregate with respect to any Actions based on similar facts, circumstances or events or involving similar factual allegations) (i) would reasonably be expected to result in any Liability or loss in excess of $5,000,000, (ii) would reasonably be expected to have the effect of preventing any of the transactions contemplated hereby or (iii) would reasonably be expected to result in a material injunction or other similar remedy. There is no Order outstanding or, to the Knowledge of Purchaser, threatened against Purchaser or any of its Subsidiaries or any of their assets, properties, rights or businesses resulting in, or that would reasonably be expected to result in, (i) a Liability or loss of $5,000,000 or more or (ii) a material injunction or other similar remedy.

(b) Since August 1, 2014 through the date hereof, neither Purchaser nor any of its Subsidiaries has settled, or agreed to settle, any Actions resulting in or requiring payments by Purchaser or any of its Subsidiaries, either individually or in the aggregate, exceeding $1,000,000.

Section 4.10. Absence of Undisclosed Liabilities. Purchaser and Purchaser’s Subsidiaries do not have any Liabilities of any nature (whether accrued, absolute, asserted or unasserted, contingent or otherwise) except for Liabilities (a) properly accrued or reserved against in Purchaser’s consolidated balance sheet as of June 30, 2017 included in Purchaser Financial Statements, or disclosed in the notes thereto, (b) incurred in the ordinary course of business since June 30, 2017 (none of which are Liabilities resulting from noncompliance with any applicable Law, breach of contract, breach of warranty, tort, infringement, claim or lawsuit), (c) Liabilities for any out-of-pocket expenses incurred by Purchaser or its Subsidiaries in connection with the transactions contemplated by this Agreement or the Statutory Merger Agreement, and (d) which, individually or in the aggregate, have not had or would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.11. Sarbanes-Oxley Act.

(a) Purchaser is in compliance, in all material respects, with (i) the provisions of the Sarbanes-Oxley Act and (ii) the listing and corporate governance rules and regulations of NYSE applicable to Purchaser as of the date of this Agreement. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the effectiveness of the Sarbanes-Oxley Act, neither Purchaser nor any of its Subsidiaries has arranged any “extensions of credit” to any executive officer or director of Purchaser within the meaning of Section 402 of the Sarbanes-Oxley Act.

(b) The management of Purchaser has designed and implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) or caused such disclosure control and procedures to be designed and implemented under their supervision to ensure that material information relating to Purchaser, including its consolidated Purchaser Subsidiaries, is made known to management of Purchaser, by others within those entities. Since

August 1, 2014, Purchaser has disclosed to Purchaser’s outside auditors and the audit committee of Purchaser’s board of directors (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Purchaser’s ability to record, process, summarize and report financial information, and (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting. Since August 1, 2014, any material change in internal control over financial reporting required to be disclosed in any Purchaser Report has been so disclosed.

(c) Since August 1, 2014, (i) neither Purchaser nor any Purchaser Subsidiary nor, to the Knowledge of Purchaser, any director, officer, employee, auditor, accountant or Representative of Purchaser or any Purchaser Subsidiary has received or otherwise has knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Purchaser or any Purchaser Subsidiary or their respective internal accounting controls relating to periods after August 1, 2014, including any material complaint, allegation, assertion or claim that Purchaser or any Purchaser Subsidiary has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (ii) no attorney representing Purchaser or any Purchaser Subsidiary, whether or not employed by Purchaser or any Purchaser Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation, relating to periods after August 1, 2014, by Purchaser or any of its officers, directors, employees or agents to Purchaser’s board of directors or any committee thereof or, to the Knowledge of Purchaser, to any director or officer of Purchaser.

(d) As of the date hereof, to the Knowledge of Purchaser, Purchaser has not identified any material weaknesses in its system of internal controls over financial reporting. To the Knowledge of Purchaser, there is no reason to believe that its auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

Section 4.12. Compliance with Law. Since August 1, 2014, Purchaser and each of its Subsidiaries has been in compliance in all material respects with all applicable Laws. Neither Purchaser nor any of its Subsidiaries has at any time since August 1, 2014 received any written notice or other written communication from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of Purchaser or any of its Subsidiaries to comply in any material respect with, any applicable Law, in each case other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Authority or that is no longer being pursued by such Governmental Authority following a response by Purchaser or its Subsidiaries.

Section 4.13. Tax Matters.

(a) All material Tax Returns required to be filed by, on behalf of or with respect to Purchaser or any of its Subsidiaries have been duly and timely filed and are materially true and complete. All material Taxes (whether or not reflected on such Tax Returns) required to be paid with respect to Purchaser or any of its Subsidiaries have been duly and timely paid. All material Taxes required to be withheld by Purchaser or any of its Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose.

(b) Except as disclosed on Section 4.13(b) of Purchaser Disclosure Letter, no material Taxes with respect to Purchaser or any of its Subsidiaries are currently under audit, examination or investigation by any Governmental Authority or the subject of any judicial or administrative proceeding. No Governmental Authority has asserted or threatened to assert any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes against Purchaser or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open. No jurisdiction in which Purchaser or any of its Subsidiaries has not filed a particular type of Tax Return or paid a particular type of Tax has asserted that Purchaser or such Subsidiary, as applicable, is required to file such Tax Return or pay such Tax in such jurisdiction.

(c) Except as disclosed on Section 4.13(c) of Purchaser Disclosure Letter, neither Purchaser nor any of its Subsidiaries (i) has received or applied for a material Tax ruling or entered into an agreement with any Governmental Authority, in either case that would be binding upon Purchaser or any of its Subsidiaries after the Closing, (ii) is or has been a member of any affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than an affiliated group of which Purchaser or one of its non-U.S. Subsidiaries is the common parent) or (iii) has any material Liability for the Taxes of any Person (as a transferee or successor, pursuant to any Tax sharing or indemnity agreement or other contractual agreements, other than (x) agreements between Purchaser and its Subsidiaries, or (y) agreements entered into in the ordinary course of business that do not primarily relate to Taxes).

Section 4.14. Intellectual Property.

(a) To the Knowledge of Purchaser, Purchaser or one of its Subsidiaries owns or otherwise has a valid right to use, practice or exploit all Intellectual Property used or necessary to conduct the business of Purchaser and each of its Subsidiaries as currently conducted.

(b) Neither Purchaser nor any of its Subsidiaries has, since August 1, 2014, (i) infringed, diluted, misappropriated, or otherwise violated any Intellectual Property of any Person in a manner that could give rise to a claim from a third party that would be materially adverse to Purchaser or (ii) received any written charge, complaint, claim, demand, or notice alleging material infringement, dilution, misappropriation, or other violation of the Intellectual Property of any Person (including any demand to refrain from using any Intellectual Property of any Person). To the Knowledge of Purchaser, no Person has materially infringed, diluted, misappropriated, or otherwise violated any Intellectual Property owned by Purchaser or any of its Subsidiaries.

(c) Purchaser or one of its Subsidiaries has taken commercially reasonable steps and precautions to maintain the confidentiality of the trade secrets and proprietary information of Purchaser and its Subsidiaries.

Section 4.15. Purchaser Benefit Plans.

(a) Neither Purchaser nor any of its Subsidiaries (i) has withdrawn at any time within the preceding six (6) years from any multiemployer plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that could reasonably be expected to result in a Purchaser Material Adverse Effect or (ii) has any actual or potential Liability with respect to a “defined benefit plan” as defined in Section 3(35) of ERISA, or a pension plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, except to the extent such Liability could not reasonably be expected to result in a Purchaser Material Adverse Effect.

(b) With respect to each Purchaser Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received a determination letter (or opinion letters in the case of any prototype plans) from the IRS that it is so qualified and that its trust is exempt from tax under Section 501(a) of the Code, and to the Knowledge of Purchaser nothing has occurred with respect to the operation of any such plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code, except to the extent such Liability, penalty, or tax could not reasonably be expected to result in a Purchaser Material Adverse Effect.

(c) There are no pending or, to the Knowledge of Purchaser, threatened actions, claims or lawsuits against or relating to Purchaser Benefit Plans (other than routine benefits claims) that could reasonably be expected to result (whether individually or in the aggregate) in a Purchaser Material Adverse Effect.

(d) Each Purchaser Benefit Plan has been established, administered and funded in compliance with its terms and the applicable provisions of ERISA, the Code and other applicable Laws, except where non-compliance could not reasonably be expected to result (whether individually or in the aggregate) in material Liability to Purchaser or any of its Subsidiaries.

(e) Except as could not reasonably be expected to result (whether individually or in the aggregate) in a Purchaser Material Adverse Effect, neither the execution and delivery of this Agreement or the Statutory Merger Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with any other event) (i) result in any material payment becoming due, or any material increase in the amount of any compensation or benefits due, to any current or former employee of Purchaser or any of its Subsidiaries; (ii) materially increase any benefits otherwise payable under any Purchaser Benefit Plan; or (iii) result in the acceleration of the time of any material payment or vesting of any such compensation or benefits. The representations and warranties set forth in this Section 4.15(e) are made as of the Execution Date and references in this Section 4.15(e) to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

(f) Except as could not reasonably be expected to result (whether individually or in the aggregate) in a Purchaser Material Adverse Effect, all Purchaser Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) have been maintained in compliance with all applicable requirements; (ii) if they are intended to qualify for special tax treatment, meet all requirements for such treatment; and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 4.16. Labor and Employment.

(a) Except as could not reasonably be expected to result (whether individually or in the aggregate) in a Purchaser Material Adverse Effect, (i) there is no unfair labor practice charge or complaint pending by or before any applicable Governmental Authority relating to Purchaser or any of its Subsidiaries or any employee or other service provider thereof; (ii) there is no labor strike, slowdown or work stoppage or lockout pending or, to the Knowledge of Purchaser, threatened against or affecting Purchaser or any of its Subsidiaries; (iii) none of Purchaser nor any of its Subsidiaries has experienced any strike, slowdown or work stoppage, lockout or other collective labor action by or with respect to its employees; (iv) there is no representation claim or petition pending by or before any applicable Governmental Authority; and (v) there are no charges with respect to or relating to Purchaser or any of its Subsidiaries pending by or before any applicable Governmental Authority responsible for the prevention of unlawful employment practices.

(b) Except as could not reasonably be expected to result (whether individually or in the aggregate) in a Purchaser Material Adverse Effect, each of Purchaser and its Subsidiaries is and has been in compliance with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, overtime, collective bargaining, employment discrimination, immigration, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors, and the collection and payment of withholding and/or social security Taxes.

(c) To the Knowledge of Purchaser, no key employee or former key employee of Purchaser or any of its Subsidiaries is in any material respect in violation of any term of any nondisclosure agreement, statutory nondisclosure obligation, non-competition agreement or other restrictive covenants to Purchaser or any of its Subsidiaries, as applicable.

(d) Except as could not reasonably be expected to result (whether individually or in the aggregate) in a Purchaser Material Adverse Effect, none of Purchaser nor any of its Subsidiaries is delinquent in payment to any of its current or former directors, officers, employees, consultants or other service providers for any wages, fees, salaries, commissions, bonuses, or other direct compensation for service performed by them or amounts required to be reimbursed to such directors, officers, employees, consultants and other service providers or in payments owned upon any termination of such Person’s employment or service.

(e) The execution of this Agreement and the Statutory Merger Agreement and the consummation of the transactions contemplated by this Agreement and the Statutory Merger Agreement will not result in any breach or other violation of any collective bargaining agreement or labor-related agreement or arrangement that pertains to any of the employees of Purchaser or any of its Subsidiaries that could reasonably be expected to result (whether individually or in the aggregate) in a Purchaser Material Adverse Effect. The representations and warranties set forth in this Section 4.16(e) are made as of the Execution Date and references in this Section 4.16(e) to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

Section 4.17. Purchaser Investment Assets.

(a) Except where failure to be true would not reasonably be likely to have a Purchaser Material Adverse Effect, Purchaser and its Subsidiaries have good and marketable title to all of the Investment Assets owned by Purchaser or its Subsidiaries (the “Purchaser Investment Assets”), free and clear of any Encumbrance (other than a Permitted Encumbrance).

(b) Purchaser Investment Assets are valued on Purchaser Books and Records in accordance with GAAP and SAP, as applicable.

Section 4.18. Purchaser Affiliate Transactions. No Affiliate of Purchaser or any of its Subsidiaries (other than Purchaser or any of its Subsidiaries) is party to any agreement, whether oral or written, with Purchaser or any of its Subsidiaries. No Affiliate of Purchaser or any of its Subsidiaries (other than Purchaser or any of its Subsidiaries) provides any material services to Purchaser or any of its Subsidiaries. No Affiliate of Purchaser or any of its Subsidiaries (other than Purchaser or any of its Subsidiaries) owns any interest in any material asset or property (whether tangible or intangible) used by Purchaser or any of its Subsidiaries in the conduct of the business of Purchaser and its Subsidiaries. Section 4.18 of Purchaser Disclosure Letter sets forth a true, complete and correct list of any and all Contracts or other arrangements or transactions described in the foregoing sentences of this Section 4.18.

Section 4.19. Insurance. Purchaser and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as their management reasonably have determined to be prudent in accordance with industry practices.

Section 4.20. Vote Required. No vote or consent of the holders of any class or series of Purchaser’s Capital Stock is necessary in connection with the transactions contemplated by this Agreement or the Statutory Merger Agreement, including the Merger and the issuance of the Purchaser Issuable Shares. The representations and warranties set forth in this Section 4.20 are made as of the Execution Date and references in this Section 4.20 to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

Section 4.21. Illegal or Unauthorized Payments; Political Contributions; Exports.

(a) None of Purchaser, any Subsidiary or Affiliate or, to the Knowledge of Purchaser, any directors, or officers, agents, or employees, Shareholders, owners (whether direct, indirect, or beneficial), partners, managers, members, or any other Person, in each case acting for or on behalf of Purchaser or any Subsidiary or Affiliate, (i) is in violation of the Anticorruption Laws; (ii) has offered, promised, or given anything of value, directly or indirectly, to a Purchaser Customer to induce or reward the improper performance of Purchaser Customer’s function or the breach of a duty owed by Purchaser Customer to his or her employer, in each case in violation of applicable Anticorruption Laws; (iii) has used or caused to be used, directly or indirectly, any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (iv) has made or caused to be made, directly or indirectly, any unlawful payment to any Government Official; (v) has taken or caused to be taken, directly or indirectly, any corrupt action in furtherance of any offer, payment, promise to pay, or authorization of the payment of any money or anything of value, or any action in furtherance of any offer, gift, promise to give, or authorization of the giving of anything of value, to any Government Official, or to any Person while knowing that all or some portion of the consideration remitted to that Person will be offered, paid, promised, or given to a Government Official, for the purposes of inducing or influencing a Government Official to do or refrain from doing any official act, in order to assist in obtaining or retaining business or directing business to any Person, or securing any improper advantage; or (vi) is a Government Official.

(b) Neither Purchaser nor any of its Subsidiaries or Affiliates has received notice that it has been the subject of any investigation, complaint or claim of any violation of any Trade Law, Anticorruption Laws, or any similar applicable law by any Governmental Authority, nor to the Knowledge of Purchaser have there been any allegations, investigations (formal or informal), inquiries, Actions, charges, or proceedings with regard to any violation or potential violation of the any of the foregoing laws by Purchaser, or any of their Subsidiaries or Affiliates, nor any of their respective directors, officers, employees, Shareholders, agents, or any other Person, in each case acting for or on behalf of Purchaser or any Subsidiary or Affiliate.

Section 4.22. Money Laundering; Sanctions.

(a) The operations of Purchaser and its Subsidiaries are and have, since August 1, 2014, been conducted in material compliance with all applicable anti-money laundering Laws. To the Knowledge of Purchaser, no cause of action, action, claim, suit, demand, proceeding, notice of violation, or investigation, by or before any court or Governmental Authority involving Purchaser or any of its Subsidiaries with respect to such anti-money laundering Laws has been or is pending or threatened.

(b) Purchaser and its Subsidiaries have since August 1, 2014 complied, and currently are in compliance, in all material respects, with all applicable economic sanctions Laws, including, but not limited to the U.S. economic sanctions administered by OFAC. None of Purchaser, its Subsidiaries nor any of their directors or officers, nor, to the Knowledge of Purchaser, any employee or agent acting for or on behalf of Purchaser or its Subsidiaries, is an individual or entity included on, or is owned in the aggregate, directly or indirectly, 50% or more or controlled by any Person that is included on any list of sanctioned parties maintained by the United States, including the list of Specially Designated Nationals and Blocked Persons maintained by OFAC or located, organized or resident in a country or territory that is the subject of comprehensive sanctions imposed by the United States (Crimea, Cuba, Iran, North Korea and Syria). Since August 1, 2014, none of Purchaser nor any of its Subsidiaries have, to the Knowledge of Purchaser, participated, in a material violation of applicable economic sanctions Laws, in any transaction involving such a sanctioned Person, or any country or territory subject to comprehensive sanctions imposed by the United States. Purchaser and its Subsidiaries have not received any written notice alleging any violation or made any voluntary or involuntary disclosure to a Governmental Authority concerning, any actual or alleged violation of, nor have they violated any applicable economic sanctions Laws.

Section 4.23. Anti-Takeover Provisions. No “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other similar antitakeover statute or similar statute or regulation applies to Purchaser or any of its Subsidiaries with respect to this Agreement, the Merger or the issuance of Purchaser Common Shares to the Pre-Closing TWG Holders in the Merger. The representations and warranties set forth in this Section 4.23 are made as of the Execution Date and references in this Section 4.23 to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

Section 4.24. No Brokers. Neither Purchaser nor any of its Subsidiaries has employed any broker, finder or agent or incurred any Liability to any broker, finder, or agent in connection with the transactions contemplated by this Agreement or the Statutory Merger Agreement, other than Morgan Stanley & Co. LLC.

Section 4.25. Privacy and Data Security.

(a) Since August 1, 2014, Purchaser and its Subsidiaries have complied, to the extent applicable, in all material respects with (i) all Data Protection Laws; (ii) binding industry standards to protect the operation, confidentiality, integrity, and security of its software, systems, and websites that are involved in the collection and/or processing of Personal Data; (iii) all binding published, posted, and internal policies, procedures, agreements, and notices of Purchaser and its Subsidiaries relating to the collection, use, or disclosure of Personal Data (“Purchaser Privacy Policies”); and (iv) any applicable regulatory requirements or restrictions relating to the transfer of Personal Data across national borders.

(b) Purchaser Privacy Policies comply in all material respects with applicable Data Protection Laws.

(c) Since August 1, 2014, Purchaser and its Subsidiaries have in all material respects made all required registrations and notifications required by and in accordance with all applicable Data Protection Laws, and any such registrations and notifications are current, complete, and accurate in all material respects.

(d) Since August 1, 2014, neither Purchaser nor any of its Subsidiaries has received any material subpoenas, demands, or other written notices from any Governmental Authority investigating, inquiring into, or otherwise relating to any actual or potential violation of any Data Protection Law, and, to the Knowledge of Purchaser, neither Purchaser nor any of its Subsidiaries is under investigation by any Governmental Authority for any actual or potential material violation of any Data Protection Law. Since August 1, 2014, no material written notice, complaint, claim, Action, or Litigation of any kind has been served on, or, to the Knowledge of Purchaser, initiated against, Purchaser or any of its Subsidiaries under any applicable Data Protection Law.

(e) Since August 1, 2014, there have been no material failures, crashes, security breaches, or other adverse events or incidents related to Personal Data affecting Purchaser or any of its Subsidiaries which would require notification by Purchaser or any of its

Subsidiaries of individuals, law enforcement, or any Governmental Authority or any remedial action by Purchaser or any of its Subsidiaries under any applicable Contract or Data Protection Law. To the Knowledge of Purchaser, there are no pending material complaints, Actions, fines, or other penalties facing Purchaser or any of its Subsidiaries in connection with any such failures, crashes, security breaches, or other adverse events or incidents.

Section 4.26. Sufficiency of Funds. Purchaser will, as of the Closing, have available to it all funds necessary to satisfy the payment of the Aggregate Cash Consideration and the aggregate payoff amount of the Loan Agreement, dated as of August 1, 2014 (as amended to date, the “TWG Credit Agreement”), among Wolverine Acquisitions, Inc., Wolverine Merger Sub, Inc., the Warranty Group, Inc., the lenders party thereto, the financial institutions party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

Section 4.27. Opinion of Financial Advisor. The board of directors of Purchaser has received the opinion of Morgan Stanley & Co. LLC, dated as of the Execution Date, to the effect that, as of such date, subject to the various assumptions, qualifications and limitations set forth therein, the Aggregate Consideration is fair, from a financial point of view, to the Purchaser. All representations and warranties set forth in this Section 4.27 are made as of the Execution Date.

Section 4.28. Debt Financing. Purchaser has delivered to TWG true and complete copies, as of the Execution Date, of the executed Debt Commitment Letter, including all exhibits and schedules thereto and a fee letter customarily redacted in a form removing only the fees, pricing caps, and economic terms (including economic flex terms), which redacted information does not adversely affect the amount, availability, or conditionality of the funding of any portion of the Debt Financing, from each of the Debt Financing Sources party thereto, pursuant to which, upon the terms and subject only to the conditions set forth therein, the Debt Financing Sources party thereto have committed to lend the amounts set forth therein to Purchaser for the purposes set forth therein, including funding the transactions contemplated by this Agreement and the Statutory Merger Agreement. The representations and warranties set forth in this Section 4.28 are made as of the Execution Date and references in this Section 4.28 to “this Agreement” refer to the amendment and restatement of the Original Merger Agreement implemented hereby.

Section 4.29. No Other Representations. Notwithstanding anything to the contrary set forth in Section 3.07 or elsewhere herein or in the Original Merger Agreement, Purchaser acknowledges that none of TWG or TWG Re have made any representation or warranty herein or in the Original Merger Agreement to the effect that the Actuarial Reserves are or will be sufficient or adequate for the purposes for which they were established or that the Actuarial Reserves may not develop adversely or, subject to Section 3.09, that the reinsurance recoverables taken into account in determining the amount of the Actuarial Reserves will be collectible. Except for the representations and warranties expressly contained in Article III or any certificate delivered pursuant to Section 6.03(d), Purchaser acknowledges that neither TWG, TWG Re nor any other Person on behalf of TWG or TWG Re makes or has made any express or implied representation or warranty with respect to TWG, TWG’s Subsidiaries or TWG Re or their respective businesses or with respect to any other information provided to Purchaser or its Representatives or Affiliates in connection with the transactions contemplated hereby, and neither Purchaser nor any of its Subsidiaries is relying on any representation or warranty with respect to TWG, TWG’s other Subsidiaries or TWG Re, other than the representations and warranties expressly contained in Article III or any certificate delivered pursuant to Section 6.03(d).

ARTICLE V

Additional Covenants and Agreements

Section 5.01. Conduct of Business of the TWG Parties.

(a) From and after the Original Execution Date and prior to the Closing or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.01 (the “Termination Date”), each of TWG and TWG Re covenants and agrees that (1) it shall, and TWG shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business, except in connection with, and subject to the terms of, the Reorganization or as expressly required by this Agreement or the Original Merger Agreement, (ii) conduct its business in all material respects in accordance with all applicable Law and (iii) use its reasonable best efforts, in a manner consistent with its ordinary course of business, to preserve its tangible and intangible assets and to maintain its present business relationships and goodwill with its respective employees, TWG Customers, and other material business relations except, in the case of clauses (i) and (iii), (A) as may be required by applicable Law, (B) as set forth in Section 5.01 of the TWG Disclosure Letter or (C) with the prior written consent of Purchaser (such written consent not to be unreasonably withheld, conditioned or delayed) and (2) it shall, and TWG shall cause each of its Subsidiaries to, take no action that would reasonably be likely to adversely affect or materially delay the ability to obtain any Required Approvals or approval under the HSR Act or any Foreign Antitrust Law, or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

(b) Except (1) as may be required by Law, (2) with the prior written consent of Purchaser (such written consent not to be unreasonably withheld, conditioned or delayed (except in the case of Section 5.01(b)(i) – Section 5.01(b)(v) for which such clauses Purchaser’s written consent shall be in its sole discretion)), (3) in connection with, and subject to the terms of, the Reorganization or (4) as set forth in Section 5.01(b) of the TWG Disclosure Letter, prior to the Closing or, if earlier, the Termination Date, TWG and TWG Re shall not, and TWG shall cause its Subsidiaries not to:

(i) adopt or propose any amendments to its Organizational Documents or any amendment to the Second A&R MSA;

(ii) declare, authorize, set aside or pay any dividends on or make any distributions (whether in cash, stock, assets, or other property or any combination thereof) with respect to its outstanding Capital Stock, or other distribution in respect of any shares of Capital Stock or purchase, redeem or otherwise acquire, directly or indirectly, its outstanding Capital Stock, other than (A) dividends paid by any Subsidiaries of TWG solely to TWG or any other Subsidiary of TWG, (B) dividends paid by TWG Re to the holders of any TWG Re Class A Shares to the extent such dividends are TWG Transaction Expenses, (C) dividends paid by TWG Re to the holders of any TWG Re Class B Shares to the extent such dividends are TWG Transaction Expenses, (D) dividends paid by TWG to the holders of any TWG Class A Shares to the extent such dividends are TWG Transaction Expenses, and in the case of clauses (B) - (D), not more than $200,000 in the aggregate, (E) the acceptance of shares of Capital Stock as payment for the exercise price of TWG Stock Options outstanding on the Original Execution Date or for withholding taxes incurred in connection with the exercise of TWG Stock Options outstanding on the Original Execution Date, or (F) the acquisition by TWG of TWG Stock Options outstanding on the Original Execution Date in connection with the forfeiture of such TWG Stock Options outstanding on the Original Execution Date, in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii) (A) issue, grant, sell, transfer, pledge, encumber, or otherwise dispose of, or authorize the issuance, grant, sale, transfer, Encumbrance or other disposition of, any of its Capital Stock, other than issuances, grants, sales, transfers, pledges, Encumbrances, or dispositions (x) to TWG, TWG Re or a Subsidiary of TWG or in accordance with the terms of the Organizational Documents of TWG and its Subsidiaries and TWG Re, or (y) issuances of any additional shares of Capital Stock upon the exercise of TWG Stock Options outstanding on the Original Execution Date, or (B) issue, grant, sell or enter into any subscription, warrant, option, conversion or other right, agreement, commitment, arrangement or understanding of any kind, contingent or otherwise, to purchase or otherwise acquire, any Capital Stock, or any securities convertible into or exchangeable for any Capital Stock;

(iv) split, combine or reclassify any Capital Stock or issue or authorize the issuance of any other stock or securities (including any derivatives securities) in respect of, in lieu of or in substitution for, shares or other interests representing Capital Stock, other than issuances as required pursuant to the terms of the applicable Organizational Documents of TWG and its Subsidiaries and TWG Re as in effect on the Original Execution Date;

(v) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, business combination or other reorganization;

(vi) create or acquire (whether by merger, consolidation, acquisition of stock or assets, or otherwise) any corporation, partnership, or other business organization or Person or any property or assets of any Person, other than acquisitions of assets in the ordinary course of business;

(vii) make or commit to make any capital expenditures in excess of $15,000,000 in the aggregate;

(viii) except as set forth on Section 5.01(b)(viii) of the TWG Disclosure Letter, make any loans or advances to, or investments in, any Person, either by purchase of stock or securities or contributions to capital, other than a Subsidiary of TWG or purchases of Investment Assets in the ordinary course of TWG’s, its Subsidiaries’ and TWG Re’s investment portfolio activities;

(ix) sell, lease, license, or otherwise dispose of or subject to any Encumbrance (other than a Permitted Encumbrance) any of its assets, other than (A) sales, leases, licenses, Encumbrances or other dispositions of assets at fair market value in the ordinary course of business or (B) sales or dispositions of Investment Assets in the ordinary course of TWG’s, its Subsidiaries and TWG Re’s investment portfolio activities;

(x) (i) enter into, materially amend or modify, terminate (other than in accordance with its terms), or grant a waiver of any material rights or obligations under any TWG Material Contract or any Contract that upon such entry, amendment or modification would constitute a TWG Material Contract, other than in the ordinary course of business, (ii) assign, sublease or otherwise grant occupancy rights of any material portion of any of the TWG Real Property or (iii) purchase any real property;

(xi) except as is required by the terms of any TWG Benefit Plan as in effect on the Original Execution Date, (A) grant (other than pursuant to the terms of the plans set forth as items (1) - (3) of Section 5.15(b) of the TWG Disclosure Letter or as required by Law) or increase any severance or termination pay to any current or former director, officer, employee or individual consultant of TWG or any of its Subsidiaries, (B) except in instances in which the following three conditions are satisfied: (1) in the ordinary course of business for TWG, (2) in instances where TWG has granted such agreements to similarly situated employees in such jurisdictions and (3) involving annual payments by TWG or any of its Subsidiaries less than or equal to $200,000, execute any employment, tax gross-up, retention, bonus, consultancy, severance, termination compensation or other similar agreement (or any amendment to any such existing agreement), with any director, officer, employee or individual consultant of TWG or any of its Subsidiaries, (C) increase the compensation or benefits of any current or former director, employee or individual consultant of TWG or any of its Subsidiaries, other than increases made to the annual base salaries of current employees in the ordinary course of business not to exceed 2.0% of each such employee’s annual base salary as of the Original Execution Date, (D) adopt, terminate or materially amend any TWG Benefit Plan or any plan, program, arrangement, or agreement that would be a TWG Benefit Plan if it were in effect on the Original Execution Date, (E) provide for the grant or acceleration of any equity or equity-based award, (F) accelerate the vesting or payment of any compensation or benefit, (G) enter into any collective bargaining agreement or similar agreement, (H) make any loan (other than advances to cover business expenses in the ordinary course of business) to any present or former director, officer, employee, or individual consultant of TWG or any of its Subsidiaries, or forgive or discharge in whole or in part any outstanding loans or advances to any present or former director, officer, employee, or individual consultant, (I) terminate without “cause” any employee of TWG or any of its Subsidiaries with annual base compensation in excess of $250,000 per year, or (J) hire or engage any employee or individual independent contractor of TWG or any of its Subsidiaries with annual base compensation in excess of $250,000 per year; provided that such new employee or individual independent contractor is not entitled to severance payments or benefits upon a termination of employment or service, as applicable, by TWG or any of its Subsidiaries without “cause”;

(xii) except as set forth on Section 5.01(b)(xii) of the TWG Disclosure Letter and other than intercompany Indebtedness among TWG, its Subsidiaries or TWG Re, incur, redeem, prepay, defease, cancel, or, in any material respect, modify any Indebtedness or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person;

(xiii) commence any Action or pay, compromise, settle or come to an arrangement regarding any pending or threatened Action, in each case, other than (A) any individual settlement, compromise or arrangement not in excess of $1,000,000 and that would not impose any material restriction on the business of TWG or its Subsidiaries after the Closing or (B) commencing or, within the applicable policy limits, paying, compromising, settling or coming to an arrangement regarding, any claims under and pursuant to any Insurance Contracts;

(xiv) enter into any agreement, arrangement, or transaction with any of their respective Affiliates or any other Person, including any transfer, pledge, Encumbrance or surrender of assets or incurrence of any Liability, other than agreements, arrangements or transactions solely among TWG, TWG Re and/or its Subsidiaries;

(xv) except as may be reasonably necessary to comply with U.S. Tax Reform, change any material method of Tax accounting, make or change any material Tax election, amend any material Tax Return, settle or compromise any material Tax Liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(xvi) (A) acquire, lease or license any Intellectual Property from any other Person, other than in the ordinary course of business, (B) sell, license or otherwise dispose of any material Intellectual Property or (C) waive, abandon or relinquish any material Intellectual Property, except in each case, in the ordinary course of business;

(xvii) forgive, cancel or compromise any Indebtedness other than (A) in the ordinary course of business or (B) intercompany Indebtedness among TWG, its Subsidiaries or TWG Re;

(xviii) enter into any new line of business;

(xix) voluntarily abandon any material Permit, except to the extent required in order to comply with any Law, or voluntarily terminate, fail to renew or permit to lapse any material Permit;

(xx) terminate, cancel or amend, or cause the termination, cancellation or amendment of, any material insurance coverage (and any surety bonds, letters of credit, cash collateral or other deposits related thereto required to be maintained with respect to such coverage) that is not replaced by comparable insurance coverage;

(xxi) (A) amend, extend, renew or otherwise modify in any material respect any of the TWG Real Property Leases, (B) assign, sublease or otherwise grant occupancy rights of any material portion of any of the TWG Real Property or (C) enter into any new material lease, terminate any TWG Real Property Lease or purchase any real property;

(xxii) materially change any method of accounting or accounting or actuarial methods, principles or practices, including reserving or underwriting practices, by TWG or its Subsidiaries or TWG Re, except for any such change as may be necessary and appropriate to conform to changes in applicable Law, changes in GAAP or SAP or as required by independent auditors or any applicable regulatory authority;

(xxiii) unless required by Law or the terms of any TWG Benefit Plan as in effect on the Original Execution Date, (A) modify, extend, or enter into any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, or (B) recognize or certify any labor union, labor organization, works council, or group of employees of TWG or its Subsidiaries as the bargaining representative for any employees of TWG or its Subsidiaries;

(xxiv) waive any restrictive covenants applicable to employees at TWG, TWG Re or its Subsidiaries;

(xxv) enter into or amend or modify in any material respect, or extend or expand any Reinsurance Contract, reinsurance arrangement, quota share treaty or similar agreement or arrangement with any Person with jurisdiction in or operating out of the Cayman Islands; or

(xxvi) enter into any Contract, commitment or arrangement to do any of the foregoing except as otherwise expressly contemplated and permitted by this Agreement.

(c) For any fiscal year end or quarterly interim period (other than the fourth quarter of any fiscal year) of TWG ending at least ninety (90) days prior to the Closing Date (in the case of fiscal year end) or sixty (60) days prior to the Closing Date (in the case of any quarterly interim period), TWG shall, to the extent available prior to the Closing Date, as promptly as reasonably practicable following the availability thereof, make available to Purchaser true and complete copies of:

(i) (x) the unaudited, consolidated balance sheet of TWG as at the last date of each such quarterly interim period (other than the fourth quarter of any fiscal year) and the related unaudited consolidated statements of income and retained earnings, and cash flows of TWG for the relevant interim period ended on such date and the same date in the prior year, and (y) the audited, consolidated balance sheet of TWG as at the last date of each such fiscal year and the related audited, consolidated statements of income and retained earnings, and cash flows of TWG for the fiscal year then ended;

(ii) the following audited and unaudited financial statements, in each case together with all exhibits, schedules and notes thereto and any affirmations and certifications filed therewith: the unaudited, consolidating balance sheets of each of the TWG Warranty Subsidiaries as at the last date of such quarterly interim period and the related unaudited statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows of each of the TWG Warranty Subsidiaries for the relevant interim period ended on such date and the same date in the prior year, and the consolidating balance sheets of each of the TWG Warranty Subsidiaries as at the last date of each such fiscal year and the related consolidating statements of income, change in financial position and stockholders’ equity of each of the TWG Warranty Subsidiaries for the fiscal year then ended; and

(iii) the following statutory statements, in each case together with all exhibits, schedules and notes thereto and any affirmations and certifications filed therewith: the audited annual statement of each TWG Insurance Subsidiary as at the last date of any such fiscal year and quarterly statutory statements for any such quarterly interim period.

Section 5.02. Conduct of Business of Purchaser.

(a) From and after the Original Execution Date and prior to the earlier of the Closing or the Termination Date, Purchaser covenants and agrees that (1) Purchaser shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business, (ii) conduct its business in all material respects in accordance with all applicable Law and (iii) use its reasonable best efforts, in a manner consistent with its ordinary course of business, to preserve its tangible and intangible assets and to maintain its present business relationships and goodwill with its respective employees, customers, and other material business relations except, in the case of clauses (i) and (iii), (A) as may be required by applicable Law or (B) with the prior written consent of TWG (such written consent not to be unreasonably withheld, conditioned or delayed) and (2) Purchaser shall, and shall cause each of its Subsidiaries to, take no action that would reasonably be likely to adversely affect or materially delay the ability to obtain any Required Approvals or approval under the HSR Act or any Foreign Antitrust Law, or to perform their respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

(b) Except (1) as may be required by Law, (2) with the prior written consent of TWG (such written consent not to be unreasonably withheld, conditioned or delayed (except in the case of Sections 5.02(b)(i) – Section 5.02(b)(iii) and 5.02(b)(viii) for which such clauses TWG’s written consent shall be in its sole discretion)) or (3) as set forth in Section 5.02(b) of the Purchaser Disclosure Letter, prior to the Closing or, if earlier, the Termination Date, Purchaser shall not, and shall cause its Subsidiaries not to:

(i) adopt or propose any amendments to its Organizational Documents;

(ii) declare, authorize, set aside or pay any dividends on or make any distributions (whether in cash, stock, assets, or other property or any combination thereof) with respect to its outstanding Capital Stock, or other distribution in respect of any shares of Capital Stock other than (A) regular quarterly dividends by Purchaser subject to the provisions set forth in Section 5.02(b) of the Purchaser Disclosure Letter (each, a “Purchaser Regular Quarterly Dividend”), (B) dividends or other distributions paid by any Subsidiaries of Purchaser solely to Purchaser or any other Subsidiary of Purchaser, (C) the acceptance of shares of Capital Stock as payment for withholding Taxes incurred in connection with the exercise, vesting or settlement of Purchaser Equity Awards, or (D) the acquisition by Purchaser of Purchaser Equity Awards in connection with the forfeiture of such equity awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii) split, combine or reclassify any Capital Stock or issue or authorize the issuance of any other stock or securities (including any derivatives securities) in respect of, in lieu of or in substitution for, shares or other interests representing Capital Stock;

(iv) change any method of accounting or accounting principles or practices by Purchaser or any Purchaser Subsidiary, except for any such change required by applicable Law or by a change in applicable Law, GAAP or SAP;

(v) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of Purchaser;

(vi) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, merger, consolidation, share exchange or other business combination, other than in the ordinary course of business or in connection with investments that are not reasonably expected to prevent, materially hinder or materially delay the receipt of the necessary or required waiting period expirations or terminations, consents, approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act, any Foreign Antitrust Law or any Required Approval;

(vii) except as may be reasonably necessary to comply with U.S. Tax Reform, change any material method of Tax accounting, make or change any material Tax election, amend any material Tax Return, settle or compromise any material Tax Liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(viii) take any action that could cause the transactions contemplated by this Agreement to require the approval of Purchaser’s stockholders, including, issuing any securities in connection with any Financing if the issuance thereof could require, or could cause the consummation of the transactions contemplated by this Agreement to require, stockholder approval under NYSE Listed Company Manual 312.03 or other applicable law or rule (it being understood that compliance with this Section 5.02(b)(viii) shall be tested without giving effect to Section 2.02(e)(iii)); or

(ix) enter into any Contract, commitment or arrangement to do any of the foregoing.

(c) Prior to the Effective Time, Merger Sub shall not, and Purchaser shall not permit Merger Sub to, (i) incur any Liabilities of any nature other than related and incidental to Merger Sub’s formation and pursuant to the transactions contemplated by this Agreement and the Statutory Merger Agreement or (ii) engage in any business activities other than as may be directly related to the transactions contemplated by this Agreement and the Statutory Merger Agreement.

(d) Nothing in this Agreement shall give TWG, TWG Re or Purchaser, directly or indirectly, the right to control or direct the operations of the other parties or any of its respective Subsidiaries prior to the Closing. Prior to the Closing, TWG, TWG Re and Purchaser shall exercise, consistent with the provisions of this Agreement, complete control and supervision over their and their respective Subsidiaries’ business.

Section 5.03. TWG – No Solicitation. Neither TWG Re, TWG nor any of its Subsidiaries shall (whether directly or indirectly through controlled Affiliates, Representatives or other intermediaries), nor shall (directly or indirectly) TWG authorize or permit any of its or their controlled Affiliates, Representatives or other intermediaries or Subsidiaries to: directly or indirectly solicit, initiate, facilitate or knowingly encourage the submission of any inquiries regarding, or the making of any proposal or offer that relates to, or would reasonably be expected to lead to, an Alternative Transaction, or engage in, continue or otherwise participate in any discussions (other than to direct any such Person to the obligations set forth in this Section 5.03) or negotiations regarding, or furnish to any other Person any information in connection with or relating to, or for the purpose of encouraging or facilitating, an Alternative Transaction, or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to an Alternative Transaction. As used in this Agreement, “Alternative Transaction” means any direct or indirect acquisition (including by means of reinsurance) by any Person or group (other than Purchaser and its Subsidiaries) of a substantial portion of the assets or Capital Stock of TWG, TWG Re or TWG’s Subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving TWG or any of its Subsidiaries pursuant to which such Person or group (or the Shareholders of any such Person or group) would acquire, directly or indirectly, any of the voting power of TWG or any of such Subsidiaries or of the surviving entity in a merger involving TWG or any of such Subsidiaries or the resulting direct or indirect parent of TWG, any of such Subsidiaries or such surviving entity except, in each case, that the Reorganization shall not be considered an Alternative Transaction. TWG Re and TWG shall immediately cease, and direct their Representatives and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Alternative Transaction.

Section 5.04. Notice of Certain Events.

(a) From the Original Execution Date until the earlier of the date this Agreement is terminated pursuant to Article VII and the Effective Time, TWG shall promptly notify Purchaser in writing of: (i) any circumstance, event or action the existence, occurrence or taking of which has had or would reasonably be expected to have, individually or in the aggregate, a TWG Material Adverse Effect or could result in the failure of the Closing to occur; (ii) any written notice or other communication in writing received from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (iv) any Litigation commenced or, to the Knowledge of TWG, threatened against, relating to or involving or otherwise affecting TWG or any of its Affiliates that, if pending on the Original Execution Date, would have been required to have been disclosed pursuant to Section 3.13 or that relates to the consummation of the transactions contemplated by this Agreement; provided, that a failure to comply with this Section 5.04(a) shall not constitute the failure of any condition set forth in Article VI to be satisfied unless the underlying TWG Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VI to be satisfied or to the extent such failure worsens the effect of an underlying TWG Material Adverse Effect or material breach that independently results in the failure of a condition set forth in Article VI to be satisfied.

(b) From the Original Execution Date until the earlier of the date this Agreement is terminated pursuant to Article VII and the Effective Time, Purchaser shall promptly notify TWG in writing of: (i) any circumstance, event or action the existence, occurrence or taking of which has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or could result in the failure of the Closing to occur; (ii) any written notice or other communication in writing received from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (iv) any Litigation commenced or, to the Knowledge of Purchaser, threatened against, relating to or involving or otherwise affecting Purchaser or any of its Affiliates that relates to the consummation of the transactions contemplated by this Agreement; provided, that a failure to comply with this Section 5.04(b) shall not constitute the failure of any condition set forth in

Article VI to be satisfied unless the underlying Purchaser Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VI to be satisfied or to the extent such failure worsens the effect of an underlying Purchaser Material Adverse Effect or material breach that independently results in the failure of a condition set forth in Article VI to be satisfied.

Section 5.05. Public Announcements. Prior to the Effective Time, no party to this Agreement or any Affiliate or Representative of such party shall issue or cause the publication of any press release or other public announcement or otherwise communicate with any news media in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or applicable securities exchange rules, in which case the party required to publish such press release or other public announcement shall allow the other parties a reasonable opportunity to comment on such press release or other public announcement in advance of such publication.

Section 5.06. Reasonable Best Efforts.

(a) From and after the Execution Date and prior to the earlier of the Closing or the Termination Date, each party shall, and shall cause each of its controlled Affiliates to, use its reasonable best efforts to take, as promptly as reasonably practicable, or cause to be taken, as promptly as reasonably practicable, all actions, and to do, as promptly as reasonably practicable, or cause to be done, as promptly as reasonably practicable, and to reasonably assist and reasonably cooperate with the other parties in doing, all things necessary, proper or advisable on its part under this Agreement to consummate and make effective the transactions contemplated hereby, including preparing and filing all documentation to effect all notices, withdrawals of any Specified Filings, reports, and other filings and to obtain all consents, approvals, registrations, authorizations, waivers, Permits, and Orders necessary to be obtained from any third party (including any Governmental Authority) in order to consummate the transactions contemplated hereby. Without limiting the applicability of the foregoing, controlling Affiliates of TWG shall, and shall cause their controlled Affiliates to, use reasonable best efforts to comply promptly with any inquiries or requests for information from Governmental Authorities in connection with obtaining the Required Approvals.

(b) Without limiting the generality of Section 5.06(a), each party shall, as promptly as reasonably practicable following the Execution Date, file, make, or otherwise cause to be filed or made, and assist the other party in filing, making or otherwise causing to be filed or made (i) the notification and report form required under the HSR Act or any Foreign Antitrust Law, (ii) all notifications and other filings required in order to obtain the Required Approvals, including any amendments to any filings (other than any Specified Filings) made prior to the Execution Date pursuant to the Original Merger Agreement and the transactions contemplated thereby and withdrawals of any Specified Filings and (iii) all other pre-Closing applications, notifications, filings requests for consent, and other information and forms required to be filed or made with any Governmental Authority in connection with the transactions contemplated hereby. Prior to Closing (but subject to the last sentence of Section 5.24), no party shall, in connection with the transactions contemplated by this Agreement, file or submit any application with or request for non-disapproval by any Governmental Authority with respect to any inter-

Affiliate agreement or transaction between TWG Re, any TWG Insurance Subsidiary or any Purchaser Insurance Subsidiary, on the one hand, and TWG, TWG Re or any of TWG’s Subsidiaries, on the other hand, that would require approval or non-disapproval under applicable Law. Each party shall, subject to Section 5.06(e), use their reasonable best efforts to obtain early termination of any applicable waiting period, to the extent required, from the applicable Governmental Authorities. All filing fees payable in connection with any of the foregoing shall be borne equally by Purchaser and TWG. As used herein, “Specified Filing” means any filing made prior to the Execution Date in respect of any “Required Approval” (as defined in the Original Merger Agreement) that is not a Required Approval hereunder.

(c) Without limiting the generality of Section 5.06(a), each party shall, and shall cause each of its controlled Affiliates to, subject to Section 5.06(e), use reasonable best efforts to take or cause to be taken all actions reasonably necessary, including to comply promptly with any inquiries or requests for information from Governmental Authorities, to obtain the Required Approvals, and each other clearance, waiver, approval, or authorization required under applicable Laws from any Governmental Authority, in each case in order to promptly consummate the transactions contemplated hereby.

(d) Each party shall, and shall cause each of its controlled Affiliates to, subject to applicable Laws, (i) promptly notify the other parties of any material communication to that party or any such Affiliate of such party from any Governmental Authority (including the United States Federal Trade Commission and the United States Antitrust Division of the Department of Justice) whose consent, approval, authorization or waiver, or any filing with, is required for the consummation of the transactions contemplated hereby and permit the other parties to review in advance any material proposed written communication or response to any such Governmental Authority, (ii) not agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation, or other inquiry with respect to this Agreement and the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat, in each case, to the extent practicable, (iii) furnish the other parties with copies of all written correspondence, filings, and communications (and memoranda setting forth the substance thereof) between it and its Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby, and (iv) furnish the other parties with such information, assistance and cooperation as the other parties may reasonably request in connection with their preparation of necessary filings, registrations, or submissions of information to any Governmental Authority in connection with this Agreement and the transactions contemplated hereby.

(e) Without limiting the foregoing, each party shall, and shall cause each of its controlled Affiliates to, use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under the HSR Act, any Foreign Antitrust Law or by any Governmental Authority, which reasonable best effort shall include an obligation to contest or resist (including through any applicable appeals process) any Action which may be instituted challenging the transactions contemplated hereby and to seek to have vacated, lifted, reversed, or overturned any decree, judgment, injunction, or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated hereby; provided, that the parties hereto understand and agree that reasonable best efforts of any party and its Affiliates shall not be deemed to include litigating or initiating any claim against a Governmental Authority. Notwithstanding anything in this Agreement to the contrary, no party shall be obligated to take or refrain from taking, or agree to take or refrain from taking or agree to cause its controlled Affiliates, Subsidiaries or TWG Re to take or refrain from taking, any action or suffer to exist any condition, qualification, limitation, restriction or requirement that, individually or in the aggregate with any other actions, qualifications, conditions, limitations, restrictions or requirements, would or would reasonably be expected to result in a Burdensome Condition. A “Burdensome Condition” shall mean any condition, qualification limitation, restriction or requirement that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business or reasonable prospects of Purchaser and its Subsidiaries and TWG Re, taken as a whole, after giving effect to the Merger; provided, that any benefits that TWG or Purchaser may expect from any inter-Affiliate agreement or transaction between TWG Re, any TWG Insurance Subsidiary or any Purchaser Insurance Subsidiary, on the one hand, and Purchaser, TWG Re or any of Purchaser’s Subsidiaries (including, following the Closing, TWG and its Subsidiaries), on the other hand, shall not be taken into account in determining whether a “Burdensome Condition” has occurred.

(f) Notwithstanding anything to the contrary contained in this Agreement, and other than fulfillment of information or similar requests, in no event shall TWG or its Affiliates be required to agree to take or enter into any action contemplated by an Order from any Governmental Authority relating to the consummation of the transactions contemplated by this Agreement that is not conditioned upon the Closing.

Section 5.07. Reorganization. Prior to the Closing, each of the actions required to be taken by TWG or any of its Affiliates prior to the Closing to effect the Reorganization will be taken and TWG shall, and shall cause TWG’s Subsidiaries and TWG Re to, effect the Reorganization contemporaneously with the Merger.

Section 5.08. Stock Exchange Listing. Purchaser shall use its reasonable best efforts to cause, and TWG shall cooperate with Purchaser’s efforts to cause, the Purchaser Issuable Shares to be issued to the Pre-Closing TWG Holders in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing. All reasonable out-of-pocket costs, fees and other expenses incurred in connection with such listing shall be borne equally by Purchaser and TWG as and when incurred.

Section 5.09. Affiliate Transactions. Except as expressly agreed by Purchaser and TWG in connection with the Reorganization, all TWG Affiliate Transactions will be terminated and all intercompany balances between TWG or any of its Subsidiaries, on the one hand, and any of their Affiliates (other than TWG or any of its Subsidiaries), on the other hand will be paid in full and settled prior to the Closing Date.

Section 5.10. Further Assurances.

(a) Subject to the other terms and conditions of this Agreement, at the request of any party hereto prior to the Closing, each of the other parties hereto shall, and shall cause its controlled Affiliates to, and shall direct its Representatives to, at the sole cost and expense of the party making such request, execute and deliver such additional instruments and documents, and take such other actions as may be reasonably necessary or reasonably requested by the party making such request in order to consummate the transactions contemplated hereby.

(b) TWG shall provide, and shall use reasonable best efforts to cause TWG’s Subsidiaries and Representatives to provide, to Purchaser, on a timely basis and at Purchaser’s sole cost and expense, all cooperation reasonably requested by Purchaser that is necessary and customary in connection with the Financing. Without limiting the generality of the foregoing, such cooperation and reasonable best efforts for purposes of this Section 5.10(b) in any event shall include to: (i) use reasonable best efforts to provide Purchaser and the Financing Sources and their respective agents with (A) the financial statements and other financial information regarding TWG and its Subsidiaries identified in paragraph 4 of Exhibit B to the Debt Commitment Letter (as in effect on the Execution Date) (provided that, notwithstanding anything to the contrary in paragraph 4 of Exhibit B to the Debt Commitment Letter, TWG, its Subsidiaries and Representatives shall only be required to use such reasonable best efforts to ensure that such financial statements and other financial information in respect of interim period financials has been reviewed by the independent accountants for TWG as provided in Statement of Auditing Standards No. 100) (all information required to be delivered pursuant to this clause (i)(A) being referred to as the “Required Information”); and (B) such financial information related to TWG and its Subsidiaries as is reasonably required by Purchaser for Purchaser to prepare the pro forma financial statements identified in paragraph 4 of Exhibit B to the Debt Commitment Letter (as in effect on the Execution Date); provided that TWG and its Subsidiaries shall have no obligation to prepare or provide any pro forma financial statements or projections; (ii) use reasonable best efforts to participate (including by making members of senior management with appropriate seniority and expertise, reasonably available to participate alongside senior management of Purchaser) in customary syndication and marketing activities, including sessions with the ratings agencies, in connection with the Financing; (iii) reasonably cooperate with the Financing Sources’ and their respective agents’ customary due diligence; (iv) reasonably cooperate with the marketing efforts for any portion of the Financing; (v) use reasonable best efforts to assist Purchaser in the Purchaser’s preparation of customary bank information memoranda, lender presentations, offering memoranda, private placement memoranda (including under Rule 144A and/or Regulation S under the Securities Act), registration statements, prospectuses and prospectus supplements under the Securities Act and other materials in connection with a syndicated bank financing, securities offering or other debt, equity or equity-linked securities offering in connection with such Financing to the extent relating to TWG and its Subsidiaries, including executing customary authorization letters authorizing the distribution of information about TWG and its Subsidiaries to prospective lenders, which authorization letters may contain a customary “10b-5” representation to the Financing Sources and a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about TWG and its Subsidiaries or its or their securities; (vi) use reasonable best efforts to request its certified independent auditors to provide (x) consent to use of their reports in any materials relating to the Financing, including SEC filings and offering memoranda that include or incorporate TWG’s consolidated financial information and their reports thereon in accordance with normal customary practice and (y) customary auditors reports and comfort letters (including “negative assurances” comfort) with respect to financial information relating to TWG and its Subsidiaries in customary form; (vii) subject to clause (2)(i) below, use reasonable best efforts to provide (including using reasonable best efforts to obtain such documents from its advisors) customary certificates and other customary closing documents as may be reasonably requested by Purchaser or the Financing Sources; (viii) [reserved]; and (ix) subject to clause (2)(i) below, to the extent necessary, use reasonable best efforts to facilitate the pledging of collateral and executing and delivering pledge and security documents (and any other documents or instruments required for the creation and perfection of security interests in the collateral securing the Debt Financing) or other definitive financing documents reasonably requested by Purchaser or the Financing Sources (including guarantees and other deliverables); (x) so long as such information is reasonably requested by Purchaser at least ten (10) Business Days prior to the Closing Date, use reasonable best efforts to provide, at three (3) Business Days prior to the Closing Date, to the Financing Sources all documentation and other information with respect to TWG and its Subsidiaries and reasonably requested by such Financing Sources that such Financing Sources reasonably determine is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act; provided that, notwithstanding the foregoing, (1) this Section 5.10(b) shall be subject to the proviso in Section 5.19(a) and (2) nothing shall require (i) the cooperation described in this Section 5.10 to the extent such cooperation could interfere unreasonably with the business or day-to-day operations of TWG, its Subsidiaries or TWG Re, (ii) any party hereto or any of their respective Subsidiaries or Affiliates to take any action (including any corporate action) that is not contingent upon the Closing or enter into or execute any agreement or document unless the effectiveness thereof shall be conditioned upon, or become operative upon or after, the occurrence of the Closing, (iii) TWG, its Subsidiaries or TWG Re to (A) pay any commitment or other similar fee or make any other payment or incur any other Liability or provide or agree to provide any indemnity in connection with any such Debt Financing prior to the occurrence of the Closing, (B) take any action or permit the taking of any action that would conflict with or violate any Law, the Organizational Documents of TWG, its Subsidiaries or TWG Re or any TWG Material Contract, (C) deliver any financial information that is not prepared in the ordinary course of business of any such Person, (D) take or permit the taking of any action that would (I) cause any covenant, representation or warranty in this Agreement to be breached by TWG, its Subsidiaries or TWG Re or (II) cause any director, officer or employee of TWG, its Subsidiaries, TWG Re, any of their Affiliates or any director, officer, employee or partner of any such Affiliate to incur any personal Liability, (E) provide any information the disclosure of which is prohibited or restricted under applicable Law or is legally privileged (unless such information would otherwise be customarily provided in connection with due diligence efforts or is otherwise necessary to establish or maintain a due diligence defense of any Financing Source in connection with a securities offering the primary purpose of which is to fund the transactions contemplated by this Agreement) or (F) take any corporate action (including any board approvals) in connection with the Financing that will be effective prior to the Closing Date. Purchaser shall promptly indemnify and hold harmless TWG, its Subsidiaries and TWG Re and their respective Representatives and Affiliates from and against any and all Liabilities and losses suffered or incurred by any of them in connection with any claims asserted by any Financing Sources in connection with the arrangement of any such Financing, including any Liabilities and losses incurred in connection with the cooperation by TWG, its Subsidiaries and TWG Re in accordance with this Section 5.10(b) (other than to the extent such Liabilities and losses arise from the gross negligence or willful misconduct of or breach of this Agreement by TWG or

TWG Re) and any information used in connection therewith (other than information relating to TWG, its Subsidiaries and TWG Re provided to Purchaser by or on behalf of TWG, its Subsidiaries, TWG Re or their Representatives or Affiliates expressly for use in connection with the Financing) and any action taken by TWG, its Subsidiaries, TWG Re or their Representatives or Affiliates pursuant to this Section 5.10(b). Purchaser shall, without set-off, promptly upon written request of TWG, reimburse (as requested) TWG and its Subsidiaries for all reasonable and documented out-of-pocket costs (including those of its and their accountants, consultants, legal counsel, agents and other Representatives) that have been incurred by TWG or its Subsidiaries in connection with their performance of this Section 5.10(b). TWG hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing as is reasonably appropriate and customary for such purpose; provided that such logos are not used in a manner that is intended to or reasonably likely to harm, disparage or otherwise adversely affect TWG or any of its Subsidiaries or the reputation or goodwill of TWG or any of its Subsidiaries. Purchaser acknowledges and agrees that the obtaining of the Financing is not a condition to Closing or its obligations under this Agreement.

Section 5.11. Stockholder Litigation. Each of TWG and Purchaser shall keep the other informed of, and reasonably cooperate with such party in connection with, any stockholder Litigation or claim against such party and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement. Subject to Purchaser’s right to control any such stockholder Litigation, Purchaser shall give TWG the opportunity to participate at TWG’s own expense in the defense or settlement of any such stockholder Litigation against Purchaser and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement; provided, however, that no settlement in connection with such stockholder Litigation that purports to directly bind any current Shareholders of TWG shall be agreed to without TWG’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.12. Maintenance of Insurance. Each of Purchaser and TWG will use reasonable best efforts to maintain in full force and effect through the Closing Date all material insurance policies applicable to Purchaser and its Subsidiaries and TWG and its Subsidiaries, respectively, and their respective properties and assets in effect on the Original Execution Date. If reasonably requested by Purchaser, TWG will use commercially reasonable efforts to cause TWG’s insurers to waive any provisions in such insurance policies that would allow the insurer to terminate or adversely modify coverage upon consummation of the Merger (it being understood that any failure by such insurer to so waive any such provisions shall not, on its own, be considered a breach of this covenant).

Section 5.13. R&W Policy. On or prior to the Closing Date, Purchaser may, at the sole cost and expense of Purchaser, obtain a buyer-side representations and warranties insurance policy from AIG Specialty Insurance Company and certain other insurers (the “R&W Insurance Policy”) substantially in the form provided to TWG prior to the execution and delivery of this Agreement, insuring Purchaser for losses due to breaches of representations and warranties of TWG and TWG Re under Article III of this Agreement. TWG shall, and shall cause its Subsidiaries to, provide reasonable assistance to Purchaser in connection with Purchaser’s option under this Section 5.13 to obtain the R&W Insurance Policy on or prior to the Closing Date, including by providing AIG Specialty Insurance Company and certain other insurers with such information as may be reasonably requested by such insurers in connection with the underwriting of such R&W Insurance Policy. Purchaser shall, without set-off, promptly upon request of TWG reimburse (as requested) TWG and its Subsidiaries, as applicable, for all reasonable and documented out-of-pocket costs (including those of its and their accountants, consultants, legal counsel, agents and other Representatives) that have been incurred by such Persons in connection with their performance of this Section 5.13.

Section 5.14. West Jackson Leased Property. TWG shall keep Purchaser informed of all updates, modifications or changes (whether oral or written) in connection with the early termination by West Jackson Tenant of the West Jackson Leased Property. TWG shall ensure that that West Jackson Tenant complies with all of the terms, conditions and covenants of the West Jackson Lease Amendment and the TWG Real Property Lease for the West Jackson Leased Property as they relate to such early termination, including but not limited to all obligations of West Jackson Tenant in connection with (i) the surrender of the West Jackson Leased Property and (ii) West Jackson Tenant’s relocation to Suite 800 pursuant to the West Jackson Lease Amendment.

Section 5.15. Employee Matters.

(a) For a period commencing on the Closing Date and ending on December 31, 2018 (or such shorter period of employment, as the case may be), each employee of TWG or its Subsidiaries who remains employed by the Purchaser or any of its Affiliates (including TWG and its Subsidiaries) (each, a “Continuing Employee”) shall receive from Purchaser (or its applicable Affiliate) (i) a base salary that is no less favorable than the base salary to which such Continuing Employee was entitled immediately prior to the Closing; (ii) an annual cash incentive compensation opportunity that is no less favorable than the annual cash incentive compensation opportunity then provided to similarly-situated employees of Purchaser; and (iii) retirement and welfare benefits that are substantially comparable in the aggregate to those retirement and welfare benefits that are provided to similarly situated employees of Purchaser from time to time or, at Purchaser’s discretion, as provided to the Continuing Employee immediately prior to the Closing.

(b) Any Continuing Employee who incurs a termination of employment during the period commencing on the Closing Date and ending on the first anniversary of the Closing Date shall be entitled to receive the severance payments and benefits that such Continuing Employee would have been entitled to receive from TWG and its Subsidiaries as a result of such termination of employment under their respective severance plans and policies as in effect immediately prior to the Closing and set forth in Section 5.15(b) of the TWG Disclosure Letter, subject to the Continuing Employee’s execution of a general release of claims in favor of TWG and its Affiliates in a form reasonably acceptable to TWG that becomes effective within sixty (60) days of such termination.

(c) To the extent applicable pursuant to this Section 5.15, as of the Closing, Purchaser shall, and shall cause any applicable Affiliate to, use commercially reasonable efforts to (i) waive all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans in which such Continuing Employee may be eligible to participate after the Closing and to credit each Continuing Employee for any copayments, deductibles, offsets or similar payments made under any such plan during the plan year that includes the Closing for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable plans of TWG or any of its Affiliates; (ii) credit to Continuing Employees the amount of vacation that such employees had accrued under any applicable welfare plans as of the Closing; and (iii) give Continuing Employees full credit for purposes of eligibility, vesting, participation in and determination of level of benefits (and benefit accrual) under any employee benefit and compensation plans or arrangements in which such Continuing Employees may be eligible to participate after the Closing for such Continuing Employees’ service with TWG or any of its Subsidiaries to the same extent that such service was credited for purposes of any comparable plan immediately prior to the Closing, except, in each case, (i) to the extent such treatment would result in duplicative benefits, (ii) for accruals under any defined benefit pension plan, (iii) in respect of any retiree medical benefit, (iv) to the extent credit was not recognized under a similar TWG Benefit Plan immediately prior to Closing, or (v) to the extent service is not recognized for similarly situated employees of TWG in respect of the applicable plan.

(d) The provisions of this Section 5.15 are solely for the benefit of the parties, and no Continuing Employee shall be regarded for any purpose as a third-party beneficiary of this Section 5.15. In no event shall the terms of this Agreement be deemed to confer upon any Continuing Employee any right to continued employment with Purchaser or any of its Affiliates (including TWG and its Subsidiaries) or to limit the ability of Purchaser or any of its Affiliates (including TWG and its Subsidiaries) to terminate any such employment at any time and for any reason. Nothing herein shall be deemed to establish, amend, modify or cause to be adopted any TWG Benefit Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by TWG or any of its Subsidiaries.

Section 5.16. Treatment of Indebtedness. At least two (2) Business Days prior to the Closing Date, TWG shall deliver to Purchaser a copy of an executed payoff letter (the “Payoff Letter”) with respect to the TWG Credit Agreement, in customary form, which Payoff Letter shall (a) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the TWG Credit Agreement as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (b) state that upon receipt of the Payoff Amount under such Payoff Letter, the TWG Credit Agreement and all related loan documents shall be terminated and (c) provide that all Encumbrances and all guarantees in connection therewith relating to the assets and properties of TWG or any of its Subsidiaries securing such obligations shall be released and terminated upon the payment of the Payoff Amount on the Closing Date. At the Closing, Purchaser shall repay any outstanding amount of indebtedness of TWG and its Subsidiaries pursuant to the TWG Credit Agreement by wire transfer of immediately available funds as provided for in the Payoff Letter.

Section 5.17. GLOW. TWG shall use reasonable best efforts to implement the Global Warranty (GLOW) change program (“GLOW”). TWG shall keep Purchaser reasonably informed of TWG’s efforts and progress in the implementation of GLOW.

Section 5.18. S-3 Registration Statement. TWG and Purchaser shall cooperate in preparing and use commercially reasonable efforts to cause to be filed within ninety (90) days following the Closing Date (or if a later time for filing is requested by the TPG Shareholders at such later time) with the SEC a shelf registration statement on Form S-3 (or successor form) pursuant to Rule 415 under the Securities Act relating to the offer and resale of Registrable Securities (as defined in the Registration Rights Agreement) by any TPG Shareholder at any time and from time to time following the expiration of the ninety (90) day period beginning on the Closing Date.

Section 5.19. Access.

(a) Upon reasonable prior notice, each of Purchaser, TWG Re and TWG shall (and shall cause its respective Subsidiaries to) afford to the other parties hereto and their Representatives (including potential Debt Financing Sources and their representatives) reasonable access during normal business hours, during the period prior to the Closing, to all its officers, employees, properties, offices, plants and other facilities and to all books and records, including financial statements, other financial data and monthly financial statements within the time such statements are customarily prepared, and, during such period, each of Purchaser, TWG Re and TWG shall (and shall cause its respective Subsidiaries to) furnish as promptly as reasonably practicable to the other party hereto and its Representatives (including Debt Financing Sources and their representatives), consistent with its legal obligations, all other information concerning its business, properties and personnel as such Person may reasonably request, including, in the case of Purchaser requesting from TWG, for the period beginning one month prior to the anticipated Closing Date (and in any event for the fifteen (15) Business Days prior to the Closing), any and all information, books and records, or access to employees or officers as Purchaser may reasonably request in connection with Purchaser confirming the compliance by TWG and TWG Re and each of their respective Subsidiaries with the obligations set forth in Section 5.01; provided, however, that either party hereto may restrict the foregoing access to the extent that, in such Person’s reasonable judgment, (i) providing such access could reasonably result in the disclosure of any trade secrets or could reasonably violate any of its obligations to any third party with respect to confidentiality if such Person shall have used all reasonable efforts to obtain the consent of such third party to such access, (ii) any Law applicable to such Person may require such Person or its Subsidiaries to preclude the other party and its representatives from gaining access to any properties or information or (iii) such access could such interfere unreasonably with the business or day-to-day operations of TWG, its Subsidiaries or TWG Re or Purchaser or its Subsidiaries. Each party hereto will hold any such information that is non-public in confidence to the extent required by, and in accordance with, Section 5.20.

(b) Upon reasonable prior notice, each of Purchaser and the Surviving Company shall (and shall cause its respective Subsidiaries to) afford to the TPG Shareholders and their Representatives reasonable access during normal business hours, to all books and records, for the purpose of preparing such TPG Shareholder’s Tax Returns or other similar or related Tax purposes. Each of Purchaser and the Surviving Company shall (and shall cause its respective Subsidiaries to) furnish as promptly as reasonably practicable to the TPG Shareholders and its Representatives, consistent with its legal obligations, all other information concerning the preparation of the TPG Shareholder’s Tax Returns or other related Tax purposes as such TPG Shareholder may reasonably request.

Section 5.20. Confidentiality. From and after the Original Execution Date through the Closing (or, if this Agreement is terminated in accordance with Article VII, the two (2) year anniversary of the Termination Date), unless otherwise agreed to in writing by the other party, each of Purchaser, on the one hand, and TWG and TWG Re, on the other hand (each, in such capacity, the “Receiving Party”) agrees (a) not to, and to cause its Subsidiaries and Representatives not to, use any Confidential Information of the other party or the Subsidiaries of the Disclosing Party (collectively, the “Disclosing Party”) for any purpose other than verifying the representations and warranties of the Disclosing Party and preparing for the Merger and the other matters contemplated by this Agreement and (b) except as otherwise permitted by this Section 5.20, to hold all Confidential Information of the Disclosing Party in confidence and not to disclose or reveal in any manner whatsoever any Confidential Information of the Disclosing Party to any Person other than the Receiving Party and its Affiliates and Representatives who are actively and directly participating in the Merger or otherwise need to know the Confidential Information of the Disclosing Party for the purpose of verifying the representations and warranties of the Disclosing Party and who have been advised by the Receiving Party of, and have agreed to be bound by, the terms and conditions of this Section 5.20. The Receiving Party shall make reasonable, necessary and appropriate efforts to safeguard the Confidential Information of the Disclosing Party from disclosure to any Person other than as permitted by this Section 5.20 and the Receiving Party shall be responsible for any breach of the terms of this Section 5.20 by the Receiving Party, any of its Subsidiaries or any of its Representatives. In the event that the Receiving Party, any of its Subsidiaries or any of its Representatives are requested pursuant to, or required by, applicable Law or by legal process to disclose any Confidential Information of the Disclosing Party, the Receiving Party, any such Subsidiary or any such Representatives may disclose such Confidential Information as so compelled provided that the Receiving Party shall promptly notify the Disclosing Party in writing of such request(s) or requirement(s) to enable the Disclosing Party to seek an appropriate protective order, waive compliance with the provisions of this Section 5.20 or take other appropriate action to the extent not prohibited by such applicable Law or legal process. The Receiving Party shall use reasonable commercial efforts, at the Disclosing Party’s sole expense, to assist the Disclosing Party, the Disclosing Party’s Subsidiaries and the Disclosing Party’s Representatives and Affiliates in obtaining such a protective order. If, in the absence of a protective order or the receipt of a waiver hereunder, the Receiving Party or any of its Subsidiaries or any of its Representatives are nonetheless, in the reasonable opinion of the Receiving Party’s counsel, legally compelled to disclose the Confidential Information of the Disclosing Party or its Subsidiaries to any Governmental Authority or else stand liable for contempt or suffer other censure or significant penalty, the Receiving Party or such Representative, after notice to the Disclosing Party, may disclose to such Governmental Authority only such Confidential Information that such counsel advises is legally required to be disclosed. As used in this Section 5.20, “Confidential Information” of any Person means any Evaluation Material (as defined in the Confidentiality Agreement) and all information furnished by or on behalf of Purchaser or TWG or any of their respective Subsidiaries or TWG Re pursuant to Section 5.19(a) and shall include all information concerning the Disclosing Party, its Subsidiaries and, if the Disclosing Party is TWG, TWG Re, and the business strategies and operations of the Disclosing Party, its Subsidiaries and, if the Disclosing Party is TWG, TWG Re, obtained or ascertained by the Receiving Party or any of its

Representatives as a result of any visit to any facility occupied by the Disclosing Party, its Subsidiaries and, if the Disclosing Party is TWG, TWG Re, or furnished to the Receiving Party or its Representatives by or on behalf of the Disclosing Party or its Representatives, whether prepared by the Disclosing Party, its Representatives or otherwise and whether obtained or furnished before or after the Original Execution Date and regardless of the manner in which it is furnished, together with all reports, analyses, compilations, memoranda, notes, studies or other documents or records or electronic media prepared by the Receiving Party or its Representatives that contain or otherwise reflect or are generated from such information, but does not include information which (A) is or becomes generally available to the public other than as a result of a disclosure by the Receiving Party or its Representatives, (B) was available to the Receiving Party or its Representatives on a non-confidential basis prior to its disclosure to the Receiving Party by or on behalf of the Disclosing Party or its Representatives, or (C) becomes available to the Receiving Party or its Representatives on a non-confidential basis from a Person other than the Disclosing Party or its Representatives who is not otherwise known to the Receiving Party upon due inquiry to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation.

Section 5.21. Purchaser Common Shares; Exempt Transaction.

(a) TWG hereby acknowledges and agrees that the Purchaser Common Shares to be delivered to the Pre-Closing TWG Holders pursuant to this Agreement as Fully Diluted Per Share Stock Consideration will not be registered at the time of issuance under the Securities Act, or any federal, state, domestic, foreign or other securities laws on the grounds that the offer and sale of Purchaser Common Shares contemplated by this Agreement are exempt from registration under the Securities Act and applicable state securities or blue sky laws, and that Purchaser’s reliance upon such exemptions is predicated upon the representations and warranties of the TWG Parties set forth in this Agreement and any applicable certificate delivered hereunder.

(b) TWG hereby acknowledges and agrees that the Purchaser Common Shares to be delivered to the Pre-Closing TWG Holders pursuant to this Agreement as Fully Diluted Per Share Stock Consideration must be held indefinitely unless such shares are subsequently registered under the Securities Act and qualified under state law or unless an exemption from such registration and such qualification is available in respect of any sale, transfer or other disposition.

(c) The parties hereby agree that the certificates, if any, evidencing the Purchaser Common Shares to be delivered to the Pre-Closing TWG Holders who become entitled to receive Purchaser Issuable Shares pursuant to this Agreement as Fully Diluted Per Share Stock Consideration, or the book entry notation for such shares at Purchaser’s transfer agent, will bear substantially the following legend, in addition to any other legend as may be required pursuant to the Stockholder Rights Agreement or otherwise, reflecting the applicable restrictions on the transfer of such securities:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE BEEN

REGISTERED UNDER THAT ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.”

(d) Notwithstanding the foregoing, and subject to compliance with the terms of the Stockholder Rights Agreement, where applicable, and any applicable securities Laws, upon the request of any TPG Shareholder holding any Purchaser Common Shares delivered to such TPG Shareholder pursuant to the terms of this Agreement as Fully Diluted Per Share Stock Consideration, which such request shall include such customary representations and warranties of such TPG Shareholder as Purchaser deems reasonably necessary, Purchaser agrees that it shall cause, and take all actions necessary to ensure, the prompt removal of the legend contemplated by this Section 5.21 (together with the elimination or termination of any notations or arrangements described in this Section 5.21) from such Purchaser Common Shares (including executing and delivering an instruction letter satisfactory to the transfer agent of Purchaser Common Shares); provided, that, in each case, the restrictions described in such legends (or notations or arrangements) are no longer applicable.

Section 5.22. Tax Matters.

(a) Purchaser, Merger Sub, TWG and the Surviving Company shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any affiliate or any subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying, as a taxable stock purchase of TWG shares by Purchaser.

(b) Purchaser and the Surviving Company shall treat, and shall not take any Tax reporting position inconsistent with the treatment of, the Merger as a taxable stock purchase of TWG shares by Purchaser for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) Purchaser shall not make any election under Section 338 of the Code (such as Section 338(g) of the Code) with respect to the Surviving Company or take any action, or cause or allow any Affiliate of Purchaser to take any action, that could cause the Purchaser to be deemed to have made an election under Section 338 of the Code (such as pursuant to Section 338(e) of the Code).

Section 5.23. Bermuda Required Actions. Prior to the Closing, TWG shall (i) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of its officers and (ii) prepare a duly certified copy of TWG’s shareholder resolutions evidencing the TWG Shareholder Approval and deliver such documents to Purchaser.

Section 5.24. Purchaser Acknowledgments and Consents. Purchaser acknowledges that, prior January 1, 2018, TWG Re and the TWG Insurance Subsidiaries set forth on Section 5.24 of the TWG Disclosure Letter entered into commutation agreements, pursuant to which TWG Re and such TWG Insurance Subsidiaries agreed to commute, effective upon approval by the Cayman Islands Monetary Authority and retroactive to January 1, 2018, the reinsurance agreements set forth on Section 5.24 of the TWG Disclosure Letter, and Purchaser hereby ratifies such commutation agreements and the commutations contemplated thereby, and confirms that neither the entry into such commutation agreements nor the consummation of the commutations contemplated thereby constitutes a breach or inaccuracy of any representation or warranty made by TWG, TWG Merger Sub or TWG Re in Article III of this Agreement or Article III of the Original Merger Agreement, or a breach of any covenant or agreement of TWG, TWG Merger Sub or TWG Re under this Agreement or the Original Merger Agreement. In respect of the amendments to the Original A&R MSA effected by the Second A&R MSA, Purchaser hereby provides the consent required under Section 4.11 of the Original A&R MSA. TWG and TWG Re hereby agree to, and to cause the TWG Insurance Subsidiaries to, use reasonable best efforts to gain the approval of the Cayman Islands Monetary Authority described in the first sentence of this Section 5.24.

Section 5.25. Accredited Investor Questionnaires. TWG shall use reasonable best efforts to cause each holder of Specified TWG Options it has reason to believe may qualify as an “accredited investor” (as defined in Rule 501 of Regulation D under the Securities Act) to accurately submit to Purchaser a duly executed and completed Accredited Investor Questionnaire (in the form attached hereto as Exhibit E), prior to the close of business on the fourth (4th) Business Day prior to the Closing.

Section 5.26. 280G. To the extent necessary to avoid the application of Section 280G of the Code and the Treasury regulations thereunder, no later than five (5) Business Days prior to the Closing Date, TWG shall use reasonable best efforts to (i) obtain waivers (in form and substance reasonably satisfactory to Purchaser) from each Person who has a right to any payments and/or benefits as a result of or in connection with the transactions contemplated by this Agreement that would reasonably be expected to constitute “parachute payments” within the meaning of Section 280G of the Code and as to which such Person waives his or her rights to some or all of such payments and/or benefits (the “Waived 280G Benefits”) applicable to such Person so that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code), and (ii) following the execution of the waivers described in clause (i), solicit the approval of the shareholders of TWG who are entitled to vote of any Waived 280G Benefits pursuant to a vote intended to meet the requirements of Section 280G(b)(5)(B) of the Code and the Treasury regulations thereunder, in a manner and with a disclosure document that shall be in form and substance reasonably satisfactory to Purchaser. At least five (5) Business Days prior to obtaining any waiver or soliciting shareholder approval, TWG shall provide Purchaser with copies of all Section 280G-related documents, including any Section 280G analysis prepared by TWG, the shareholder disclosure document, waivers and shareholder consents, for Purchaser’s review and approval (which approval shall not be unreasonably withheld, conditioned or delayed) and shall consider all reasonable comments made thereto by Purchaser. Prior to the Closing Date, TWG shall deliver to Purchaser evidence that a vote of the shareholders of TWG who are entitled to vote was solicited in accordance with the foregoing provisions of this Section 5.26 and that either (A) the requisite number of votes were obtained with respect to the Waived 280G Benefits (the “Section 280G Approval”), or (B) that the Section 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made or provided.

ARTICLE VI

Conditions Precedent

Section 6.01. Mutual Conditions. The respective obligations of each party hereto to consummate the Closing shall be subject to the satisfaction (or written waiver by Purchaser (including on behalf of Merger Sub) and TWG, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) No Law, material injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority that has the effect of preventing, prohibiting, enjoining or otherwise restraining consummation of the Reorganization, the Merger or the other transactions contemplated hereby (collectively, “Restraints”) shall be in effect.

(b) The Purchaser Issuable Shares to be issued to the Pre-Closing TWG Holders in the Merger shall have been approved for listing on the NYSE subject to official notice of issuance.

(c) Each of the Required Approvals shall have been obtained and be in full force and effect without the imposition of any Burdensome Condition.

(d) All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated without the imposition of any Burdensome Condition.

(e) All applicable approvals have been obtained, and all applicable waiting periods (and any extensions thereof) have expired or otherwise terminated, under the Foreign Antitrust Laws set forth on Schedule 6.01(e) without the imposition of any Burdensome Condition.

Section 6.02. Conditions to the Obligations of the TWG Parties to Effect the Merger. The obligations of each of the TWG Parties to effect the Merger and consummate the Closing shall be subject to the satisfaction (or waiver by TWG) at or prior to the Closing of the following conditions:

(a)

(i) The representations and warranties of Purchaser and Merger Sub set forth in Sections 4.01(a), 4.04(a) (other than the first sentence thereof), 4.08(b) and 4.24 of this Agreement (after giving effect to the lead in to Article IV) shall be true and correct in all respects (other than in respect of Section 4.04(a) (other than the first sentence thereof) for any de minimis exceptions) as of the Original Execution Date and as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date). The representations and warranties of Purchaser and Merger Sub set forth in Sections 4.01(b) and 4.01(d)

of this Agreement (after giving effect to the lead in to Article IV and disregarding all qualifications, limitations and exceptions therein regarding materiality or a Purchaser Material Adverse Effect) shall be true and correct in all material respects as of the Original Execution Date and as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be so true and correct in all material respects on and as of such earlier date). The other Original Execution Date Representations of Purchaser and Merger Sub set forth in Article IV of this Agreement (after giving effect to the lead in to Article IV and disregarding all qualifications, limitations and exceptions therein regarding materiality or a Purchaser Material Adverse Effect) shall be true and correct in all respects as of the Original Execution Date and as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects as of such earlier date), except to the extent that the failure of such representations and warranties to be so true and correct as of the Original Execution Date, the Closing Date or such earlier date, as the case may be, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(ii) The representations and warranties of Purchaser and Merger Sub set forth in the first sentence of Section 4.04(a) and the representations and warranties of Purchaser and Merger Sub set forth in Sections 4.02(a), 4.04(b), 4.20 and 4.23 of this Agreement (after giving effect to the lead in to Article IV) shall be true and correct in all respects (other than in respect of the first sentence of Section 4.04(a) for any de minimis exceptions) as of the Execution Date and as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date). The other Execution Date Representations of Purchaser and Merger Sub set forth in Article IV of this Agreement (after giving effect to the lead in to Article IV and disregarding all qualifications, limitations and exceptions therein regarding materiality or a Purchaser Material Adverse Effect) shall be true and correct in all respects as of the Execution Date and as of the Closing Date, as though made on the Closing Date, except to the extent that the failure of such representations and warranties to be so true and correct as of the Execution Date or the Closing Date, as the case may be, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Each of Purchaser and Merger Sub shall have performed in all material respects all of the covenants required to be performed by it under this Agreement prior to the Closing.

(c) No event, development, circumstance or occurrence shall have occurred, since the Original Execution Date that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

(d) Each of Purchaser and Merger Sub shall have delivered to TWG a certificate, dated as of the Closing Date and signed on behalf of Purchaser by each of the Chief Executive Officer and the Chief Financial Officer of Purchaser and one or more executive officers of Merger Sub, certifying to the effect that the conditions set forth in Sections 6.02(a), (b) and (c) have been satisfied.

(e) Purchaser shall have delivered to the TPG Shareholders the signature pages required by Section 1.07(a)(i).

(f) Purchaser shall have delivered to the TPG Shareholders the signature pages required by Section 1.07(a)(ii).

Section 6.03. Conditions to the Obligations of Purchaser and Merger Sub to Effect the Merger. The obligations of each of Purchaser and Merger Sub to effect the Merger and consummate the Closing shall be subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following conditions:

(a)

(i) The representations and warranties of TWG and TWG Re set forth in Sections 3.01(a), 3.04(a), 3.10(b) and 3.25 of this Agreement (after giving effect to the lead in to Article III) shall be true and correct in all respects (other than in respect of Section 3.04(a) for any de minimis exceptions) as of the Original Execution Date and as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date). The representations and warranties of TWG and TWG Re set forth in Sections 3.01(e), 3.01(f) and 3.04(d) of this Agreement (after giving effect to the lead in to Article III and disregarding all qualifications, limitations and exceptions therein regarding materiality or a TWG Material Adverse Effect) shall be true and correct in all material respects as of the Original Execution Date and as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be so true and correct in all material respects on and as of such earlier date). The other Original Execution Date Representations of TWG and TWG Re set forth in Article III of this Agreement (after giving effect to the lead in to Article III and disregarding all qualifications, limitations and exceptions therein regarding materiality or a TWG Material Adverse Effect) shall be true and correct in all respects as of the Original Execution Date and as of the Closing Date, as though made on the Closing Date, except to the extent representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects as of such earlier date), except to the extent that the failure of such representations and warranties to be so true and correct as of the Original Execution Date, the Closing Date or such earlier date, as the case may be, individually or in the aggregate, has not had and would not reasonably be expected to have a TWG Material Adverse Effect.

(ii) The representations and warranties of TWG and TWG Re set forth in Sections 3.02(a) of this Agreement (after giving effect to the lead in to Article III) shall be true and correct in all respects as of the Execution Date and as of the Closing Date, as though made on the Closing Date. The other Execution Date Representations of TWG and TWG Re set forth in Article III of this Agreement (after giving effect to the lead in to Article III and disregarding all qualifications, limitations and exceptions therein regarding materiality or a TWG Material Adverse Effect) shall be true and correct in all respects as of the Execution Date and as of the Closing Date, as though made on the Closing Date, except to the extent that the failure of such representations and warranties to be so true and correct as of the Execution Date or the Closing Date, as the case may be, individually or in the aggregate, has not had and would not reasonably be expected to have a TWG Material Adverse Effect.

(b) Each of the TWG Parties shall have performed in all material respects all of the covenants required to be performed by it under this Agreement prior to the Closing.

(c) No event, development, circumstance or occurrence shall have occurred, since the Original Execution Date that, individually or in the aggregate, has had or would reasonably be expected to have a TWG Material Adverse Effect.

(d) TWG shall have delivered to Purchaser a certificate, in the form attached hereto as Exhibit F, dated as of the Closing Date and signed on behalf of TWG by each of the Chief Executive Officer and the Chief Financial Officer of TWG, certifying to the effect that the conditions set forth in Sections 6.03(a), (b) and (c) have been satisfied.

(e) TWG shall have delivered to Purchaser evidence that the TWG Affiliate Transactions set forth on Section 6.03(e) of the TWG Disclosure Letter have been terminated, paid in full and settled as of the Closing Date.

(f) The Reorganization shall be capable of being consummated substantially contemporaneously with the Merger and substantially in accordance with the steps set forth on Exhibit B and shall be so effected by TWG contemporaneously with the Merger.

(g) TWG shall have delivered to Purchaser the signature pages required by Section 1.07(b)(i).

(h) TWG shall have delivered to Purchaser the signature pages required by Section 1.07(b)(ii).

(i) The Second A&R MSA shall be in full force and effect.

Section 6.04. Frustration of Closing Conditions. None of the TWG Parties, Merger Sub or Purchaser may rely on the failure of any condition set forth in Section 6.01 or the applicable Section 6.02 or Section 6.03 to be satisfied if such failure was caused by the failure of such Person, as the case may be, to perform in all material respects any of such party’s obligations under this Agreement.

Section 6.05. Trigger Events.

(a) Purchaser Downside Stock Price Trigger. If (i) all of the conditions set forth in Sections 6.01 and 6.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing; provided such conditions are and remain capable of being satisfied as of the Closing) or waived, and (ii) as of the date that such conditions have been so satisfied or waived, the Purchaser Pre-Closing Stock Price is less than the Downside Trigger Price, TWG shall deliver a notice to Purchaser certifying that the Purchaser Downside Stock Price Trigger has occurred. Purchaser shall have the right (the “Purchaser Downside Stock Price Cure Right”), within four (4) Business Days of receipt of such notice, to deliver to TWG a notice, indicating that Purchaser elects to cure the Purchaser Downside Stock Price Trigger by increasing the Aggregate Cash Consideration by the sum of (A) the amount contemplated by Section 2.02(e)(ii) and (B) the Purchaser Downside Stock Price Trigger Cure Amount.

(b) Purchaser Upside Stock Price Trigger. If (i) all of the conditions set forth in Sections 6.01 and 6.03 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing; provided such conditions are and remain capable of being satisfied as of the Closing) or waived, and (ii) as of the date that such conditions have been so satisfied or waived, the Purchaser Pre-Closing Stock Price is greater than the Upside Trigger Price, Purchaser shall deliver a notice to TWG certifying that the Purchaser Upside Stock Price Trigger has occurred. TWG shall have the right (the “Purchaser Upside Stock Price Cure Right”), within four (4) Business Days of receipt of such notice, to deliver to Purchaser a notice, indicating that TWG elects to cure the Purchaser Upside Stock Price Trigger by decreasing the Aggregate Cash Consideration (after accounting for the reduction pursuant to Section 2.02(e)(i)) by the Purchaser Upside Stock Price Trigger Cure Amount; provided, that, subject to the following sentence, if the Purchaser Upside Stock Price Trigger Cure Amount is greater than the Aggregate Cash Consideration (as reduced pursuant to Section 2.02(e)(i)), then in order to exercise the Purchaser Upside Stock Price Cure Right, (A) the Aggregate Cash Consideration shall be reduced to zero and (B) the number of Purchaser Issuable Shares to which the Pre-Closing TWG Holders would otherwise be entitled to receive pursuant to this Agreement shall be reduced by a number of Purchaser Issuable Shares with an aggregate value (based on the Purchaser Pre-Closing Stock Price) equal to the amount by which the Purchaser Upside Stock Price Trigger Cure Amount exceeds the Aggregate Cash Consideration (after giving effect to any adjustment under Section 2.02(e)(i) but without giving effect to any adjustment under this Section 6.05(b)).

ARTICLE VII

Termination

Section 7.01. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing by action taken or authorized by the board of directors of the terminating party or parties:

(a) by the mutual written consent of TWG and Purchaser;

(b) by either TWG or Purchaser:

(i) if the Merger has not been consummated on or before December 17, 2018 (the “Walk-Away Date”); provided, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to the party seeking to terminate this Agreement if the failure in any material respect of such party to perform any of its obligations under this Agreement required to be performed at or prior to the Closing was the primary cause of the failure of the Closing to occur on or before the Walk-Away Date (it being understood that TWG and the other TWG Parties shall be deemed a single party, on the one hand, and Purchaser and Merger Sub shall be deemed a single party, on the other hand, for purposes of the immediately foregoing proviso); or

(ii) if any Restraint shall be in effect and shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to the party seeking to terminate this Agreement if the failure in any material respect of such party to perform any of its obligations under this Agreement required to be performed at or prior to the Closing was the primary cause of such Restraint, including under Section 5.06 (it being understood that TWG and the other TWG Parties shall be deemed a single party, on the one hand, and Purchaser and Merger Sub shall be deemed a single party, on the other hand, for purposes of the immediately foregoing proviso).

(c) by Purchaser, if any of the TWG Parties shall have breached or failed to perform any of their representations, warranties, covenants, or other agreements contained in this Agreement, which such breach or failure to perform (i) would result in a failure of a condition set forth in Sections 6.01 or 6.03 and (ii) is incapable of cure by the Walk-Away Date or, if capable of cure by the Walk-Away Date, is not cured by the earlier of (A) twenty (20) calendar days after TWG receives written notice from Purchaser that Purchaser intends to terminate this Agreement or (B) the Walk-Away Date; provided, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if Purchaser or Merger Sub is then in material breach of any of its representations, warranties, covenants, or other agreements contained in this Agreement;

(d) by TWG, if Purchaser or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants, or other agreements contained in this Agreement, which such breach or failure to perform (i) would result in a failure of a condition set forth in Sections 6.01 or 6.02 and (ii) is incapable of cure by the Walk-Away Date or, if capable of cure by the Walk-Away Date, is not cured by the earlier of (A) twenty (20) calendar days after Purchaser receives written notice from TWG that TWG intends to terminate this Agreement and (B) the Walk-Away Date; provided, that TWG shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if any of the TWG Parties is then in material breach of any of their representations, warranties, covenants, or other agreements contained in this Agreement;

(e) by TWG, upon three (3) Business Days prior written notice to Purchaser, if there has been a Purchaser Downside Stock Price Trigger and Purchaser has elected not to exercise its Purchaser Downside Stock Price Cure Right; or

(f) by Purchaser, upon three (3) Business Days prior written notice to TWG, if there has been a Purchaser Upside Stock Price Trigger and TWG has elected not to exercise its Purchaser Upside Stock Price Cure Right.

Section 7.02. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 5.05 (Public Announcements), this Section 7.02 (Effect of Termination) and Article VIII, all of which shall survive termination of this Agreement), and there shall be no Liability on the part of Purchaser, Merger Sub, TWG, TWG Merger Sub, TWG Re, or any of their respective directors, officers, equityholders or Affiliates, except, (i) that no such termination shall relieve such party from Liability for any willful and material breach by such party of this Agreement or Fraud and (ii) for any Liability of TWG or Purchaser with respect to expenses pursuant to this Agreement.

ARTICLE VIII

Miscellaneous

Section 8.01. Notices. All notices, requests, demands, waivers and other communications required or permitted to be given or made under, or otherwise made in connection with, this Agreement shall be in writing and shall be deemed to have been duly given or made if (a) delivered personally, (b) mailed by certified or registered mail (return receipt requested) with postage prepaid, (c) sent by next-Business Day or overnight mail or delivery by a reputable courier service, or (d) sent by facsimile or email with receipt confirmed, to the addresses set forth below (or at such other address for a party as shall be specified by like notice):

(a) if to Purchaser or to Merger Sub, to:

Assurant, Inc.

28 Liberty Street, 41st Floor

New York, New York 10005

Telephone:     (212) 859-7000

Fax:                (212) 859-7034

Attention:	Carey Roberts
Email:	carey.roberts@assurant.com

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Telephone:      (212) 728-8000

Fax:                 (212) 728-8111

Attention:	John M. Schwolsky
Laura L. Delanoy
Email:	jschwolsky@willkie.com
ldelanoy@willkie.com

(b)    if to TWG or TWG Merger Sub, to:

TWG Holdings Limited

c/o The Warranty Group

175 W. Jackson Blvd.

Chicago, Illinois 60604

Telephone:      (312) 356-3090

Fax:                 (312) 356-3001

Attention:	Diana M. Chafey
Email:	Diana.Chafey@Thewarrantygroup.com

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Telephone:      (212) 735-3000

Fax:                 (917) 777-3554

Attention:	Sven G. Mickisch
E-mail:	sven.mickisch@skadden.com
Attention:	Jon A. Hlafter
E-mail:	jon.hlafter@skadden.com

(c)    if to TWG Re, to:

TWG Re, Ltd.

c/o The Warranty Group

175 W. Jackson Blvd.

Chicago, Illinois 60604

Telephone:	(312) 356-3090
Fax:	(312) 356-3001
Attention:	Diana M. Chafey

Email:	Diana.Chafey@Thewarrantygroup.com

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Telephone:      (212) 735-3000

Fax:                  (917) 777-3554

Attention:	Sven G. Mickisch
E-mail:	sven.mickisch@skadden.com
Attention:	Jon A. Hlafter
E-mail:	jon.hlafter@skadden.com

All such notices, requests, demands, waivers and other communications will be deemed to have been received (i) if by personal delivery, on the day of such delivery, (ii) if by certified or registered mail, on the fifth (5th) Business Day after the mailing thereof, (iii) if by next-Business Day or overnight mail or delivery, on the day delivered or (iv) if by fax or email prior to 5:00 p.m. at the place of receipt, on the day on which such fax or email was sent; provided that a copy is also sent by next-Business Day or overnight mail or delivery.

Section 8.02. Amendment; Waivers, Etc. No amendment of any provision of this Agreement shall be valid and binding unless it is in writing and signed by each of the parties hereto (other than TWG Merger Sub); provided that, Sections 8.04, 8.05, 8.09, 8.10 or this Section 8.02 (and in each case any related definitions to the extent a modification, waiver or termination of such definitions would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is adverse in any material respect to the Debt Financing Sources, without the prior written consent of the Debt Financing Sources, which consent shall not be unreasonably withheld, conditioned or delayed. No waiver of any right or remedy hereunder, to the extent legally allowed, shall be valid unless the same shall be in writing and signed by the party making such waiver. No waiver by any party of any breach or violation of, default under, or inaccuracy in any representation, warranty, covenant, or agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty, covenant, or agreement hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power, or remedy under this Agreement shall operate as a waiver thereof.

Section 8.03. Expenses. Except as otherwise expressly provided herein, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not consummated, shall be paid by the party incurring such costs, fees or expenses.

Section 8.04. Governing Law; Jurisdiction; Venue; Service of Process; Waiver of Jury Trial.

(a) Governing Law. This Agreement, the negotiation, terms, and performance hereof, the rights of the parties hereunder, and all Actions arising in whole or in part under or in connection with this Agreement or any of the transactions contemplated hereby, shall be governed by and construed in accordance with the domestic substantive Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any other jurisdiction, except to the extent the provisions of the laws of Bermuda are mandatorily applicable to the Merger.

(b) Jurisdiction. Each party to this Agreement, by their execution hereof, hereby irrevocably (i) submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if but only if the Court of Chancery declines jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, for the purpose of any Action between any of the parties hereto arising in whole or in part under or in connection with this Agreement, the negotiation, terms, and performance hereof, the rights of the parties hereunder, or any of the transactions contemplated hereby, (ii) waives to the extent not prohibited by applicable Laws, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that they are not subject personally to the jurisdiction of the above-named courts, that venue in such courts is improper, that their property is exempt or immune from attachment or execution, that any such Action brought in the above-named courts should be dismissed on grounds of forum non conveniens or improper venue, that (subject to clause (i) above) such Action should be transferred or removed to any court other than the above-named courts, that such Action should be stayed by reason of the pendency of some other Action in any other court other than the above-named courts or that this Agreement or the subject matter hereof may not be enforced in or by such courts, and (iii) agrees not to commence or prosecute any such Action other than before the above-named courts. Notwithstanding the foregoing, a party hereto may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by the above-named courts. Notwithstanding the foregoing, a party hereto may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by the above-named courts. Notwithstanding anything herein to the contrary, each of the parties hereto acknowledge and irrevocably agree (i) that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, the transactions contemplated hereby, the Debt Commitment Letter, the Debt Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Action in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 8.01 shall be effective service of process against them for any such Action brought in any such court, (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, (v) to waive and hereby waive any right to trial by jury in respect of any such Action, (vi) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law and (vii) that any such Action shall be governed by, and construed in accordance with, the Laws of the State of New York.

(c) Service of Process. Each party hereto hereby agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 8.01.

(d) Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HERETO HEREBY WAIVE, AND COVENANT THAT THEY SHALL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE NEGOTIATION, TERMS, AND PERFORMANCE HEREOF, THE RIGHTS OF THE PARTIES HEREUNDER, OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING), AND WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. THE PARTIES HERETO AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS SECTION 8.04(d) WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY, AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES HERETO. THE PARTIES HERETO FURTHER AGREE TO IRREVOCABLY WAIVE THEIR RIGHT TO A TRIAL BY JURY IN ANY SUCH PROCEEDING AND ANY SUCH PROCEEDING SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 8.05. Succession and Assignment; No Third-Party Beneficiary. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns and all such successors and permitted assigns shall be deemed to be a party hereto for all purposes hereof. No party may assign, delegate, or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of each of the other parties hereto; provided that, notwithstanding the foregoing, Purchaser may, without the consent of TWG or any of its Affiliates, assign, in whole or in part, its rights under this Agreement to any of the Debt Financing Sources as collateral security. Any purported assignment, delegation or other transfer in breach of this Section 8.05 shall be null and void ab initio. Except for the rights of the Non-Recourse Parties under Section 8.10, Skadden under Section 8.11 and the TPG Shareholders under Section 5.19(b), Section 5.21(d) and Section 5.22, this Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties hereto and such successors and permitted assigns, any legal or equitable rights hereunder, including the right to rely upon the representations and warranties set forth herein; provided that, notwithstanding the foregoing, the Debt Financing Sources are express third party beneficiaries of, and shall be entitled to enforce, the rights of the Debt Financing Sources set forth in Sections 8.02, 8.04, 8.09, 8.10 and this Section 8.05. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement or the Original Merger Agreement as characterizations of actual facts or circumstances as of the Original Execution Date, the Execution Date or as of any other date.

Section 8.06. Entire Agreement. This Agreement, together with the documents, exhibits, schedules, instruments, and certificates referred to herein, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings, and agreements (including any draft agreements) with respect thereto, whether written or oral, none of which shall be used as evidence of the parties’ intent.

Section 8.07. Severability. Any term or provision of this Agreement that is illegal, invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such illegality, invalidity or unenforceability without rendering illegal, invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the legality, validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. In the event that any provision hereof would, under applicable Law, be illegal, invalid or unenforceable in any respect, each party hereto intends that such provision shall be reformed and construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Laws and to otherwise give effect to the intent of the parties.

Section 8.08. Counterparts; Electronic Signature. This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed by facsimile or .pdf signature by any party and such signature shall be deemed binding for all purposes hereof without delivery of an original signature being thereafter required.

Section 8.09. Specific Performance. Each of the parties hereto acknowledges and agrees that the other parties hereto would be damaged irreparably in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or otherwise were breached or violated. Accordingly, each of the parties hereto further agrees that, without any requirement for the posting of any bond or other undertaking and without the necessity of proving the inadequacy of money damages as a remedy, each party hereto shall be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in any Action instituted in any court specified in Section 8.04 in addition to any other remedy to which they may be entitled, at law or in equity. Each of the parties hereto hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance and that an injunction and/or specific performance will not cause an undue hardship to the parties. Each of parties hereto further acknowledges and agrees that the existence of any other remedy contemplated by this Agreement does not diminish the availability of an injunction or specific performance. Each party hereto further agrees that, in the event of any Action for an injunction or specific performance in respect of any such threatened or actual breach or violation, they shall not assert that a remedy at law would be adequate, that the party seeking relief would not be irreparably harmed absent such relief, or that an injunction or specific performance should not be available on the grounds that money damages are adequate or any other grounds. In no event shall TWG or any of its Affiliates be entitled to seek the remedy of specific performance of this Agreement against the Debt Financing Sources.

Section 8.10. Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and other than in respect of Fraud, Purchaser agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any former, current or future director, officer, employee, incorporator, Affiliate, member, manager, partner, equity holder, agent, attorney or representative of any TWG Equityholder or any Affiliate, successor or permitted assignee of any TWG Equityholder (excluding any TWG Equityholder who may be deemed to be a Non-Recourse Party of another TWG Equityholder other than in its role as a TWG Equityholder itself) (collectively, “Non-Recourse Parties”), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal Liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Parties, as such, for any obligation of any TWG Equityholder under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation, or otherwise by reason of this Agreement or its negotiation or execution or the transactions contemplated hereby, and Purchaser waives and releases all such Liabilities and claims against any such Non-Recourse Parties. None of the Debt Financing Sources will have any Liability to TWG, TWG Re or any of their respective Affiliates relating to or arising out of this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise, and none of TWG, TWG Re or any of their respective Affiliates will have any rights or claims against any of the Debt Financing Sources. Each of the Non-Recourse Parties is expressly intended as a third party beneficiary of the penultimate sentence of this Section.

Section 8.11. Attorney-Client Matters.

(a) Recognizing that Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) has acted as legal counsel to the TWG Parties and certain of their respective Affiliates prior to Original Execution Date, and that Skadden intends to act as legal counsel to the pre-Closing holders of Capital Stock of TWG and to Wolverine Advisors II, Inc. (collectively, the “TWG Shareholders”) and their respective Affiliates after the Closing, Purchaser (i) hereby waives, on its own behalf and agrees to cause its controlled Affiliates (including, following the Closing, TWG and its Subsidiaries) to waive, any conflicts that may arise in connection with Skadden representing the TWG Shareholders or their respective Affiliates after the Closing with respect to matters relating to the transactions contemplated hereby, and (ii) shall not, and shall cause its controlled Affiliates (including, following the Closing, TWG and its Subsidiaries) not to, seek to have or have Skadden disqualified from any such representation based on the prior representation of the TWG Parties by Skadden.

(b) Purchaser further agrees that all communications in any form or format whatsoever between or among Skadden, the TWG Parties, or any of their respective

Representatives, that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the TWG Shareholders, shall be controlled by the TWG Shareholders and shall not pass to or be claimed by TWG or any of its Affiliates, including Purchaser following the Closing. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the TWG Shareholders, shall be controlled by the TWG Shareholders and shall not pass to or be claimed by Purchaser or any of its Affiliates (including, following the Closing, TWG and its Subsidiaries). Notwithstanding the foregoing, if Purchaser or any of its Affiliates (including, following the Closing, TWG and its Subsidiaries) intentionally or inadvertently comes into possession of Privileged Deal Communications and in the event that a dispute arises between Purchaser, on the one hand, and a third party other than any of the TWG Shareholders, on the other hand, Purchaser may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that Purchaser may not waive such privilege without the prior written consent of the TWG Shareholders. In the event that Purchaser is legally required by a Governmental Authority or Law or otherwise to access or obtain a copy of all or a portion of the Deal Communications, Purchaser shall immediately (and, in any event, within two (2) Business Days) notify the TWG Shareholders in writing (including by making specific reference to this Section 8.11(b)) so that the TWG Shareholders can seek a protective order and each of TWG and Purchaser agrees to use all commercially reasonable efforts to assist therewith.

(c) This Section 8.11 will be irrevocable, and no term of this Section 8.11 may be amended, waived or modified, without the prior written consent of the Skadden.

Section 8.12. Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, except for those covenants and agreements contained herein and therein which by their terms apply or are to be performed, in whole or in part, after the Closing, including the covenants and agreements set forth in Sections 5.19(b), 5.21(d) and 5.22.

Section 8.13. Definitions. (a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Accredited Investor” means a Person who, as of the close of business on the fourth (4th) Business Day prior to the Closing Date, has submitted to Purchaser a duly executed and completed Accredited Investor Questionnaire (in the form attached hereto as Exhibit E) certifying that such Person is an “accredited investor” (as defined in Rule 501 of Regulation D under the Securities Act).

“Action” means any claim, action, demand, suit, audit, arbitration, summons, subpoena or investigation by or before any Governmental Authority.

“Actuarial Reserves” has the meaning set forth in Section 3.07(e).

“Adjustment Amount” has the meaning set forth in Section 2.02(e)(iii).

“Affiliate” means, with respect to any specified Person at any time, each Person directly or indirectly controlling, controlled by, or under common control with such specified Person at such time, and where “control” (and the related terms “controlling” and “controlled by”) means the power to direct the management and policies of such Person, directly or indirectly, whether by ownership of voting securities, by contract, or otherwise.

“Affordable Care Act” has the meaning set forth in Section 3.16(h).

“Aggregate Cash Consideration” has the meaning set forth in Section 2.02(e).

“Aggregate Cash Consideration Adjustment Cap” means the amount equal to $99,295,248.

“Aggregate Consideration” means the Aggregate Cash Consideration and the Aggregate Share Consideration Number.

“Agreement” has the meaning set forth in the Preamble.

“Aggregate Share Consideration Number” means 10,400,000 Purchaser Common Shares.

“Alternative Transaction” has the meaning set forth in Section 5.03.

“Anticorruption Laws” has the meaning set forth in Section 3.28(a).

“Audited Financials” has the meaning set forth in Section 3.05(a)(ii).

“Burdensome Condition” has the meaning set forth in Section 5.06(e).

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks in New York, New York and Bermuda are open for normal banking business.

“Bye-Laws” has the meaning set forth in Section 1.04(b).

“Capital Stock” means all shares, interests, participations, or other equivalents (however designated) of capital stock of a corporation and any ownership interests in a Person (other than a corporation), including membership interests, partnership interests, joint venture interests, and beneficial interests, and any and all warrants, options, convertible, exercisable or exchangeable securities, or other rights to purchase or otherwise acquire any of the foregoing.

“Certificate of Merger” has the meaning set forth in Section 1.02.

“Class A Redemption Amount” has the meaning set forth in Exhibit B.

“Closing” has the meaning set forth in Section 1.06.

“Closing Date” has the meaning set forth in Section 1.06.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Confidential Information” has the meaning set forth in Section 5.20.

“Confidentiality Agreement” means that certain letter agreement, dated as of April 14, 2017, by and between Purchaser and TPG Global, LLC, as amended on August 22, 2017.

“Continuing Employee” has the meaning set forth in Section 5.15(a).

“Contract” means any contract, agreement, understanding, indenture, note, bond, loan, instrument, lease, conditional sale contract, purchase or sales order, mortgage, license or other enforceable arrangement or agreement, whether in writing or oral.

“Data Protection Laws” means any data protection, data privacy and data security laws and regulations in the United States of America, the European Union, the United Kingdom, or elsewhere in the world that are applicable to the business of TWG and its Subsidiaries as it is operated as of the Original Execution Date.

“Deal Communications” has the meaning set forth in Section 8.11(b).

“Debt Commitment Letter” the commitment letter (as such commitment letter may be replaced pursuant to the Amended and Restated Commitment Letter referred to therein) from the financial institutions party thereto to provide debt financing in an aggregate amount set forth therein and subject to the terms and conditions set forth therein.

“Debt Financing” means the debt financing set forth in the Debt Commitment Letter (together with any replacement debt financing in respect thereof).

“Debt Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including any party to the Debt Commitment Letter and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their successors and assigns.

“Disclosing Party” has the meaning set forth in Section 5.20.

“Disclosure Letters” has the meaning set forth in Section 8.15.

“Downside Trigger Price” means $76.3810.

“Effective Time” has the meaning set forth in Section 1.02.

“Encumbrance” means any charge, lien, pledge, security interest, mortgage, deed of trust, or other similar encumbrance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exception Shares” has the meaning set forth in Section 2.02(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Execution Date” has the meaning set forth in the Preamble.

“Execution Date Representations” means (a) in the case of any representations or warranties made by Purchaser or Merger Sub, the representations and warranties set forth in the first sentence of Section 4.04(a) and the representations and warranties set forth in Sections 4.01(g), 4.02(a), 4.02(b), 4.03, 4.04(b), 4.15(e), 4.16(e), 4.20, 4.23, 4.27 and 4.28 and (b) in the case of any representations or warranties made by TWG, TWG Re or TWG Merger Sub, the representations and warranties set forth in Sections 3.02(a), 3.02(b), 3.03, the sixth sentence of Section 3.15(a), 3.16(f), 3.16(g), the sixth sentence of Section 3.23(b) and 3.24.

“Equity Financing” means any financing obtained through a public offering for cash of any equity or equity-linked securities in the capital markets, or any combination thereof used to fund the Aggregate Cash Consideration or any expenses or other purposes related to the transactions contemplated by this Agreement.

“FCPA” has the meaning set forth in Section 3.28(a).

“FICA” means the Federal Insurance Contributions Act.

“Financials” has the meaning set forth in Section 3.05(a)(ii).

“Financing” means the Debt Financing and the Equity Financing.

“Financing Sources” means (a) the Debt Financing Sources, (b) any agent, arranger, lender, underwriter, initial purchaser, placement agent or other entity that has committed to provide, arrange, underwrite or place, or has entered into definitive agreements related to, the Financing, or (c) any of such Person’s Affiliates or its or their respective (i) officers, directors, employees or representatives, and (ii) partners, trustees, shareholders, controlling persons, agents, successors or assigns.

“Foreign Antitrust Laws” means any applicable foreign antitrust, competition or trade regulation Law.

“Fraud” means an actual fraud involving a knowing and intentional misrepresentation of a fact material to the transactions contemplated by this Agreement, and made with the intent of inducing Purchaser, on the one hand, or the TWG Parties, on the other hand, as applicable, to enter into this Agreement and upon which such Person(s), as applicable, shall have relied to its detriment; provided, however, that “Fraud” shall not include any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory.

“Fully Diluted Per Share Cash Consideration” means the quotient obtained by dividing (a) the sum of (i) the Aggregate Cash Consideration and (ii) the aggregate exercise price of all Specified TWG Options by (b) the Fully Diluted TWG Share Number.

“Fully Diluted Per Share Stock Consideration” means the quotient obtained by dividing the Aggregate Share Consideration Number by the Fully Diluted TWG Share Number.

“Fully Diluted TWG Share Number” means the sum of (i) the number of TWG Ordinary Shares issued and outstanding immediately following the Reclassification and (ii) the number of TWG Class B Shares subject to Specified TWG Options as of immediately prior to the Effective Time.

“GAAP” has the meaning set forth in Section 3.05(b).

“GLOW” has the meaning set forth in Section 5.17.

“Government Official” means any officer, director, or employee of any Governmental Authority. Without limiting the foregoing, “Government Official” includes any government officer, director, or employee, any officer, director, or employees of any government-controlled entity or public international organization, any officer, director, or employee of a government-owned or -controlled (in whole or in part) business, corporation, organization, or entity, any Person acting in an official capacity for or on behalf of any Governmental Authority, or any political party, party official, or candidate for public office.

“Governmental Authority” means any domestic or foreign court, arbitration tribunal or any United States federal, state, or local or any foreign government or administration, or political subdivision thereof or regulatory or other governmental authority, commission, instrumentality, public international organization, bureau, or agency (including any industry or other self-regulating body). Without limiting the foregoing, “Governmental Authority” includes any government-owned or -controlled (in whole or in part) business, corporation, organization, or entity, of any country.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means international financial reporting standards.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business), (d) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (e) all obligations of such Person incurred or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of business), (f) all lease obligations of such Person capitalized on the books and records of such Person, (g) all obligations of others secured by a lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (h) all obligations of such

Person under interest rate, currency or commodity derivatives or hedging transactions, (i) all letters of credit or performance bonds issued for the account of such Person (excluding (1) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business, (2) standby letters of credit relating to workers’ compensation insurance and (3) surety bonds and customs bonds) and (j) all guaranties and arrangements having the economic effect of a guaranty by such Person of any Indebtedness of any other Person.

“Insurance Contract” means any insurance policy, binder, slip, contract, endorsement, certificate or assumed reinsurance treaty, contract, binder, slip or similar arrangement issued, assumed or otherwise entered into by TWG or any of its Subsidiaries.

“Insurance Law” means all Laws applicable to the business of insurance or reinsurance or the regulation of insurance or reinsurance companies.

“Insurance Regulator” means any Governmental Authority regulating the business of insurance under Insurance Laws.

“Intellectual Property” means all intellectual property rights, including rights in the following: (a) patents, (b) copyrights, (c) trademarks, trade names, service marks, and service names, (d) domain names, (e) trade secrets and proprietary information (including proprietary information pertaining to inventions, discoveries, innovations, databases, and computer software), (f) rights embodied in computer software and (g) registrations and applications pertaining to any of the foregoing.

“In-the-Money Option” means each TWG Option that has an exercise price that is less than the sum of (a) the Fully Diluted Per Share Cash Consideration and (b) the value of the Fully Diluted Per Share Stock Consideration (with the value of the Fully Diluted Per Share Stock Consideration determined on the basis of the Purchaser Closing Stock Price), determined immediately prior to the Effective Time.

“Investment Assets” means, with respect to any Person, any investment assets (whether or not required by GAAP to be reflected on a balance sheet) beneficially owned by such Person or any of its Subsidiaries, including bonds, notes, debentures, mortgage loans, real estate and all other instruments of Indebtedness, stocks partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts, derivatives and all other assets acquired for investment purposes.

“IRS” means the United Stated Internal Revenue Service.

“Knowledge of Purchaser” means the actual knowledge (and not any imputed or constructive knowledge), of the individuals listed in Section 8.13(b) of the Purchaser Disclosure Letter after reasonable inquiry. The term “Knowledge of Purchaser” shall be tested as of the Original Execution Date.

“Knowledge of TWG” means the actual knowledge (and not any imputed or constructive knowledge), of the individuals listed in Section 8.13(a) of the TWG Disclosure Letter after reasonable inquiry. The term “Knowledge of TWG,” when used in an Execution Date

Representation, shall be tested as of the Execution Date and, when used in any other representation or warranty set forth in Article III, shall be tested as of the Original Execution Date.

“Law” means any federal, state, provincial or local, domestic or foreign law, statute, legislation, code, treaty, ordinance, or common law or any rule, regulation, direction, Order, agency requirement or other requirement or rule of law of a Governmental Authority.

“Liability” means any and all liabilities, obligations, debts and commitments of any kind, character or description, whether known or unknown, asserted or not asserted, absolute or contingent, fixed or unfixed, matured or unmatured, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, whenever or however incurred or arising (including whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by IFRS or GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Litigation” means any action, cause of action, claim, cease and desist letter, demand, suit, arbitration proceeding, summons, subpoena or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity.

“Material Customer” means each counterparty to any Contract that has generated more than $20,000,000 in gross written premium or other revenue of TWG or its Subsidiaries in twelve (12) month period ending on the Original Execution Date; provided that, in the case of Section 3.11(a)(ix), such period shall be the calendar year ended December 31, 2016.

“Material Supplier” means each counterparty to any Contract which provides for annual payments of $700,000 or more by TWG or its Subsidiaries to any such counterparty.

“Merger” has the meaning set forth in the Recitals.

“Merger Application” has the meaning set forth in Section 1.02.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Shares” has the meaning set forth in Section 2.01.

“Most Recent Balance Sheet Date” has the meaning set forth in Section 3.05(a)(i).

“Most Recent Financials” has the meaning set forth in Section 3.05(a)(i).

“Non-Recourse Parties” has the meaning set forth in Section 8.10.

“NYSE” means the New York Stock Exchange.

“OFAC” has the meaning set forth in Section 3.29(b).

“Off-the-Shelf IT Agreements” means agreements pertaining to the use of, or access to, software, data, data storage, network systems, cloud services, telecommunications contracts, data center services, and other information technology products or services that are obtained from a third party that are: (a) generally available to the public on the Closing Date; (b) subject to such third party’s standard contractual terms and conditions; and (c) have an annual commitment of less than $700,000 per year; provided, that the Off-the-Shelf IT Agreements shall not include any agreements for which a material royalty dependent on TWG’s or Purchaser’s, as applicable, revenue is owed.

“Option Cash Payment Amount” means the aggregate amount of cash payable to holders of any Specified TWG Options pursuant to Section 2.02(c)(ii).

“Option Consideration” has the meaning set forth in Section 2.02(c)(ii).

“Order” means any order, judgment, stipulation, decree, injunction, determination, award, ruling, writ or arbitration award of a Governmental Authority (including any court of competent jurisdiction).

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, organization or on-going business of a Person, including any amendments thereto.

“Original A&R MSA” means that certain Amended and Restated Management Shareholders Agreement, dated as of the Original Execution Date, among TWG, the TPG Shareholders and the other Shareholders of TWG listed on the signature page thereto.

“Original Execution Date” has the meaning set forth in the Preamble.

“Original Execution Date Representations” means (a) in the case of any representations or warranties made by Purchaser or Merger Sub, all representations and warranties of Purchaser or Merger Sub set forth in Article IV other than the Execution Date Representations, and (b) in the case of any representations or warranties made by TWG, TWG Re or TWG Merger Sub, all representations and warranties of TWG, TWG Re or TWG Merger Sub set forth in Article III other than the Execution Date Representations.

“Original Merger Agreement” has the meaning set forth in the Preamble.

“Owned Software” means material software owned or purported to be owned by TWG or Purchaser, as applicable.

“Payoff Amount” has the meaning set forth in Section 5.16.

“Payoff Letter” has the meaning set forth in Section 5.16.

“PBO” means an option to purchase a TWG Class B Share that (a) was granted under the Plan with vesting subject in whole or in part based on the achievement of specified performance objectives set forth in the applicable award agreement and (b) is outstanding immediately prior to the Closing.

“Permits” has the meaning set forth in Section 3.15(a).

“Permitted Encumbrances” means (a) statutory Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which accruals or reserves have been established against the full amount of such Liability on the Most Recent Financials, (b) statutory Encumbrances of carriers, warehousemen, mechanics, materialmen and other similar Encumbrances arising in the ordinary course of business, (c) easements, rights of way, zoning ordinances and other similar Encumbrances of record affecting real property, (d) statutory Encumbrances in favor of lessors arising in connection with any property leased to TWG or any of its Subsidiaries, (e) non-exclusive licenses to Intellectual Property granted in the ordinary course of business and (f) existing trust arrangements, which Encumbrances and other encumbrances described in clauses (b) through (f) do not materially detract from the current value or materially interfere with the current use by (i) Purchaser and its Subsidiaries or (ii) TWG and its Subsidiaries, in each case of the assets, properties or rights affected thereby of such applicable Persons.

“Person” means a natural person, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Data” has the same meaning as the term “personal data,” “personal information,” or the equivalent under applicable Data Protection Laws.

“Plan” means the TWG Holdings Limited 2014 Share Option Plan, as it may be amended from time to time.

“Pre-Closing TWG Holders” has the meaning set forth in Section 2.02(b).

“Privacy Policies” has the meaning set forth in Section 3.27(a).

“Privileged Deal Communications” has the meaning set forth in Section 8.11(b).

“Producer” or “Producers” has the meaning set forth in Section 3.33(a).

“Producer Contract” has the meaning set forth in Section 3.33(b).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Actuarial Reserves” has the meaning set forth in Section 4.06(c).

“Purchaser Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other compensation and benefits plans, policies, programs,

arrangements or payroll practices, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, in each case, that is sponsored, maintained, contributed or required to be contributed to by Purchaser or any of its Subsidiaries, or under which Purchaser or any of its Subsidiaries has any current or potential liability.

“Purchaser Books and Records” means all accounts, ledgers and records (including computer generated, recorded or stored records) relating to the business of Purchaser or any of its Subsidiaries, including customer lists, contract forms, applications, enrollment forms, policy information, policyholder information, claim records, sales records, underwriting records, administrative, pricing, underwriting, claims handling and reserving manuals, corporate and accounting and other records (including the books of account and other records), Tax records (including Tax Returns), disclosure and other documents and filings required under applicable Law, financial records, and compliance records relating to the business of Purchaser and its Subsidiaries, including any database, magnetic or optical media and any other form of recorded, computer generated or stored information or process relating to the operations of Purchaser and its Subsidiaries.

“Purchaser Closing Stock Price” means the VWAP of Purchaser Common Shares for the ten (10) consecutive Trading Days ending on and including the third (3rd) Trading Day prior to the Closing Date, provided that, in the event either (i) TWG delivers the notice contemplated by the first sentence of Section 6.05(a) to Purchaser or (ii) Purchaser delivers the notice contemplated by the first sentence of Section 6.05(b) to TWG, the Purchaser Closing Stock Price shall instead be equal to the Purchaser Pre-Closing Stock Price.

“Purchaser Common Shares” means shares of common stock, par value $0.01, of the Purchaser.

“Purchaser Customer” includes any current or prospective customer of Purchaser or any of its Subsidiaries and anyone who is a direct, indirect, or beneficial owner, Shareholder, employee, director, officer, individual consultant, distributor, reseller, agent, or end-user of a current or prospective customer of Purchaser or any of its Subsidiaries.

“Purchaser Disclosure Letter” means the letter, dated as of the Execution Date, delivered by Purchaser and Merger Sub to TWG, TWG Re and TWG Merger Sub immediately prior to the execution of this Agreement.

“Purchaser Downside Stock Price Cure Right” has the meaning set forth in Section 6.05(a).

“Purchaser Downside Stock Price Trigger” means if, as of the applicable measurement date, the Purchaser Pre-Closing Stock Price is less than the Downside Trigger Price.

“Purchaser Downside Stock Price Trigger Cure Amount” means an amount equal to (a) the difference between (i) the Downside Trigger Price minus (ii) the Purchaser Pre-Closing Stock Price, multiplied by (b) the Aggregate Share Consideration Number.

“Purchaser Equity Awards” means the Purchaser PSUs and Purchaser RSUs.

“Purchaser Equity Plan” means the Purchaser’s Amended and Restated Long Term Equity Incentive Plan, effective as of January 1, 2012, or the Purchaser’s 2017 Long Term Equity Incentive Plan.

“Purchaser Financial Statements” has the meaning set forth in Section 4.05(b).

“Purchaser Insurance Subsidiaries” are those entities listed on Section 8.13(a) of the Purchaser Disclosure Letter.

“Purchaser Insurer Statutory Statements” has the meaning set forth in Section 4.05(e).

“Purchaser Investment Assets” has the meaning set forth in Section 4.17(a).

“Purchaser Issuable Shares” has the meaning set forth in Section 3.02(b).

“Purchaser Material Adverse Effect” means any event, occurrence, fact, condition, change, development or effect that (A) is materially adverse to the business, assets, properties, Liabilities, results of operations or condition (financial or otherwise) of Purchaser and the Purchaser Subsidiaries, taken as a whole, except, with respect to this clause (A), to the extent that such event, occurrence, fact, condition, change, development or effect results from: (i) general economic, financial or security market conditions so long as such conditions do not have a materially disproportionate effect on Purchaser and the Purchaser Subsidiaries, taken as a whole, compared to other similarly situated companies in Purchaser’s industry; (ii) changes in or events affecting the financial services or warranty industry, insurance and insurance services or warranty industries or brokerage industry generally so long as such conditions do not have a materially disproportionate effect on Purchaser and the Purchaser Subsidiaries, taken as a whole, compared to other similarly situated companies in Purchaser’s industry; (iii) any effect arising out of a change in GAAP, SAP or Law so long as such conditions do not have a materially disproportionate effect on Purchaser and the Purchaser Subsidiaries, taken as a whole, compared to other similarly situated companies in Purchaser’s industry; (iv) the announcement or pendency of this Agreement or the Original Merger Agreement and the transactions contemplated hereby or thereby; (v) changes in the market price or trading volume of the Purchaser Common Shares on NYSE (provided that this clause (v) shall not exclude any underlying event, change or circumstance that itself constitutes a Purchaser Material Adverse Effect that may have resulted in or contributed to or is attributable to such change in the market price or trading volume); (vi) any failure by Purchaser to meet any published estimates of revenues, earnings or other financial projections (provided that this clause (vi) shall not exclude any underlying event, change or circumstance that itself constitutes a Purchaser Material Adverse Effect that may have resulted in or contributed to or is attributable to such failure); (vii) natural disasters so long as such natural disasters do not have a materially disproportionate effect on Purchaser and the Purchaser Subsidiaries, taken as a whole, compared to other similarly situated companies in Purchaser’s industry; (viii) the commencement, occurrence or intensification of any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack that does not directly affect the assets or properties of Purchaser or any Purchaser Subsidiary; (ix) changes in the credit, financial strength or other rating of Purchaser, any of its Subsidiaries or its outstanding debt (but not the underlying cause thereof, unless the underlying cause thereof arises directly or indirectly from the proposed refinancing of any outstanding Indebtedness of Purchaser or any of its Subsidiaries, in which case it shall not be deemed to constitute, or be taken into account in determining whether there has been or will be, a Purchaser Material Adverse Effect); (ix) any change in applicable Tax Law as a result of or in relation to U.S. Tax Reform or (x) compliance by Purchaser or Merger Sub with the express terms and conditions of this Agreement or (B) materially delays, prevents or impedes the ability of Purchaser to timely consummate the transaction this Agreement contemplates.

“Purchaser Material Contracts” has the meaning set forth in Section 4.07(b).

“Purchaser Pre-Closing Stock Price” means the VWAP of Purchaser Common Shares for the ten (10) consecutive Trading Days ending on and including the Trading Day immediately prior to the applicable measurement date.

“Purchaser Privacy Policies” has the meaning set forth in Section 4.25(a).

“Purchaser PSU” means a restricted stock unit issued by Purchaser pursuant to a Purchaser Equity Plan that vests in whole or in part upon the achievement of one or more performance goals (notwithstanding that the vesting of such restricted stock unit may also be conditioned upon the continued services of the holder thereof), pursuant to which the holder has a right to receive Purchaser Common Shares after the vesting or lapse of restrictions applicable to such unit. “Purchaser PSU” shall not include Purchaser RSUs.

“Purchaser Reference Stock Price” means $95.4762.

“Purchaser Regular Quarterly Dividend” has the meaning set forth in Section 5.02(b)(ii).

“Purchaser Reports” has the meaning set forth in Section 4.05(c).

“Purchaser RSU” means a restricted stock unit issued by Purchaser pursuant to a Purchaser Equity Plan that vests solely upon the continued service of the holder over a specified period of time, pursuant to which the holder has a right to receive Purchaser Common Shares after the vesting or lapse of restrictions applicable to such unit. “Purchaser RSUs” shall not include Purchaser PSUs.

“Purchaser Upside Stock Price Cure Right” has the meaning set forth in Section 6.05(b).

“Purchaser Upside Stock Price Trigger” means if, as of the applicable measurement date, the Purchaser Pre-Closing Stock Price is greater than the Upside Trigger Price.

“Purchaser Upside Stock Price Trigger Cure Amount” means an amount equal to the product of (a) (i) the Purchaser Pre-Closing Stock Price minus (ii) the Upside Trigger Price, and (b) the Aggregate Share Consideration Number.

“R&W Insurance Policy” has the meaning set forth in Section 5.13.

“Receiving Party” has the meaning set forth in Section 5.20.

“Reclassification” has the meaning set forth in Section 2.02(b).

“Registrar” has the meaning set forth in Section 1.02.

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Released Claims” has the meaning set forth in Section 8.16.

“Reorganization” has the meaning set forth in the Recitals.

“Representatives” means, with respect to any Person, any member, manager, partner, director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Required Approvals” means the authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations or terminations of waiting periods required from, any Governmental Authority set forth in Schedule 6.01(c).

“Required Information” has the meaning set forth in Section 5.10(b).

“Restraints” has the meaning set forth in Section 6.01(a).

“SAP” shall have the meaning set forth in Section 3.06(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Second A&R MSA” means that certain Second Amended and Restated Management Shareholders Agreement, dated as of the Execution Date, among TWG, the TPG Shareholders and the other Shareholders of TWG listed on the signature page thereto.

“Section 280G Approval” has the meaning set forth in Section 5.26.

“Securities Act” means the Securities Act of 1933, as amended.

“Segregated Fiduciary Accounts” has the meaning set forth in Section 3.35.

“Service Contract” means any Contract pursuant to which TWG or any of its Subsidiaries provides “extended warranties.”

“Significant Producer” has the meaning set forth in Section 3.33(a).

“Skadden” has the meaning set forth in Section 8.11(a).

“Social Media Accounts” means any social media accounts (e.g., Facebook, Twitter, LinkedIn) that are controlled or purported to be controlled or registered by or on or behalf of TWG or Purchaser, as applicable, and its Subsidiaries.

“Specified TWG Options” has the meaning set forth in Section 2.02(b).

“Sponsors” means the TPG Shareholders and their permitted transferees.

“Statutory Merger Agreement” has the meaning set forth in the Recitals.

“Stockholder Rights Agreement” has the meaning set forth in the Recitals.

“Stock Reduction Amount” has the meaning set forth in Section 2.02(e)(iii).

“Stockholders” and “Shareholders” means with respect to any Person, holders of the Capital Stock of such Person.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests (a) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (b) representing at least 50% of such securities or ownership interests are at the time directly or indirectly owned by such Person; provided, that, for the purposes of this Agreement, TWG Re shall not be a Subsidiary of TWG.

“Surviving Company” has the meaning set forth in Section 1.01.

“Tax” or “Taxes” means: (a) any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind, including any interest, penalty, or addition thereto, or (b) any Liability for the payment of or in respect of any amounts of the type described in clause (a) of this definition as a result of being a member of a consolidated or other similar group for Tax purposes for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s Taxes as a transferee or successor, by Contract or otherwise other than any Contract entered into in the ordinary course of business not primarily related to Taxes.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with any Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“TBO” means an option to purchase a TWG Class B Share that was granted under the Plan, is outstanding immediately prior to the Closing and is subject to vesting based on the continued service of the recipient in accordance with the applicable share option agreement.

“Termination Date” has the meaning set forth in Section 5.01(a).

“TPG Shareholders” means TPG VI Wolverine, LP and TPG VI Wolverine Co-Invest, LP.

“Trade Laws” means all applicable Law related to the sale, marketing, promotion or export of goods and services promulgated or enforced by the Office of Foreign Assets Control in the United States Department of the Treasury, by the United States Department of Commerce, or by the U.S. Customs and Border Protection.

“Trading Day” means any day on which the NYSE is open for trading; provided that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. New York City time.

“TWG” has the meaning set forth in the Preamble.

“TWG Affiliate Transaction” has the meaning set forth in Section 3.21.

“TWG Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other compensation and benefits plans, policies, programs, arrangements or payroll practices, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, in each case, that is sponsored, maintained, contributed or required to be contributed to by TWG or any of its Subsidiaries, or under which TWG or any of its Subsidiaries has any current or potential liability.

“TWG Books and Records” means all accounts, ledgers and records (including computer generated, recorded or stored records) relating to the business of TWG or any of its Subsidiaries, including TWG Customer lists, contract forms, applications, enrollment forms, policy information, policyholder information, claim records, sales records, underwriting records, administrative, pricing, underwriting, claims handling and reserving manuals, corporate and accounting and other records (including the books of account and other records), Tax records (including Tax Returns), disclosure and other documents and filings required under applicable Law, financial records, and compliance records relating to the business of TWG and its Subsidiaries, including any database, magnetic or optical media and any other form of recorded, computer generated or stored information or process relating to the operations of TWG and its Subsidiaries.

“TWG Class A Shares” means the class “A” voting common shares of par value US $0.0001160628 each of TWG.

“TWG Class B Shares” means the class “B” non-voting common shares of par value US $1.00 each of TWG.

“TWG Computer Systems” has the meaning set forth in Section 3.22(h).

“TWG Credit Agreement” has the meaning set forth in Section 4.26.

“TWG Customer” includes any current or prospective customer of TWG or any of its Subsidiaries and anyone who is a direct, indirect, or beneficial owner, shareholder, employee, director, officer, individual consultant, distributor, reseller, agent, or end-user of a current or prospective customer of TWG or any of its Subsidiaries.

“TWG Disclosure Letter” means the letter, dated as of the Execution Date, delivered by TWG to Purchaser immediately prior to the execution of this Agreement.

“TWG Equityholder” means any equity holder of TWG.

“TWG Holder Payment Schedule” has the meaning set forth in Section 2.02(d).

“TWG Insurance Subsidiaries” are those entities listed in Section 8.13(b) of the TWG Disclosure Letter.

“TWG Insurer Statutory Statements” has the meaning set forth in Section 3.06(a).

“TWG IP Contracts” has the meaning set forth in Section 3.22(c).

“TWG Leased Real Property” has the meaning set forth in Section 3.23(b).

“TWG Material Adverse Effect” means any event, occurrence, fact, condition, change, development or effect that (A) is materially adverse to the business, assets, properties, Liabilities, results of operations or condition (financial or otherwise) of TWG and its Subsidiaries, taken as a whole, except, with respect to this clause (A), to the extent that such event, occurrence, fact, condition, change, development or effect results from: (i) general economic, financial or security market conditions so long as such conditions do not have a materially disproportionate effect on TWG and its Subsidiaries, taken as a whole, compared to other similarly situated companies in TWG’s industry; (ii) changes in or events affecting the financial services or warranty industry, insurance and insurance services or warranty industries or brokerage industry generally so long as such conditions do not have a materially disproportionate effect on TWG and its Subsidiaries, taken as a whole, compared to other similarly situated companies in TWG’s industry; (iii) any effect arising out of a change in GAAP, SAP or Law so long as such conditions do not have a materially disproportionate effect on TWG and its Subsidiaries, taken as a whole, compared to other similarly situated companies in TWG’s industry; (iv) the announcement or pendency of this Agreement or the Original Merger Agreement and the transactions contemplated hereby or thereby; (v) any failure by TWG to meet any published estimates of revenues, earnings or other financial projections (provided that this clause (v) shall not exclude any underlying event, change or circumstance that itself constitutes a TWG Material Adverse Effect that may have resulted in or contributed to or is attributable to such failure); (vi) natural disasters so long as such natural disasters do not have a materially disproportionate effect on TWG and its Subsidiaries, taken as a whole, compared to other similarly situated companies in TWG’s industry; (vii) the commencement, occurrence or intensification of any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack that does not directly affect the assets or properties of TWG and its Subsidiaries; (viii) changes in the credit, financial strength or other rating of TWG, any of its Subsidiaries or its outstanding debt (but not the underlying cause thereof, unless the underlying cause thereof arises directly or indirectly from the proposed funding of the Aggregate Consideration or the proposed refinancing of any outstanding indebtedness of TWG or any of its Subsidiaries, in which case it shall not be deemed to constitute, or be taken into account in determining whether there has been or will be, a TWG Material Adverse Effect), (ix) any change in applicable Tax Law as a result of or in relation to U.S. Tax Reform or (x) compliance by TWG with the express terms and conditions of this Agreement or (B) materially delays, prevents or impedes the ability of any of the TWG Parties to timely consummate the transaction this Agreement contemplates.

“TWG Material Contracts” has the meaning set forth in Section 3.11(d).

“TWG Options” means the PBOs and the TBOs.

“TWG Ordinary Shareholders” has the meaning set forth in Section 2.02(d).

“TWG Ordinary Shares” has the meaning set forth in the Recitals.

“TWG Owned Real Property” has the meaning set forth in Section 3.23(a).

“TWG Parties” has the meaning set forth in the Preamble.

“TWG Re” has the meaning set forth in the Preamble.

“TWG Re Class A Shares” means the voting shares of TWG Re of a par value of US$1.00 and designated as a “Class A Common Share.”

“TWG Re Class B Shares” means the non-voting shares of TWG Re of a par value of US$1.00 and designated as a “Class B Common Share.”

“TWG Re Ordinary Shares” has the meaning set forth in Section 3.04(d).

“TWG Re Shareholder Approval” has the meaning set forth in the Recitals.

“TWG Real Property” has the meaning set forth in Section 3.23(b).

“TWG Real Property Leases” has the meaning set forth in Section 3.23(b).

“TWG Reinsurance Agreement” means any reinsurance or retrocessional treaty or agreement to which TWG, TWG Re or any of TWG’s Subsidiaries is a party (a) that was (i) in-force as of the Original Execution Date or (ii) terminated or expired as of the Original Execution Date but under which TWG or any of its Affiliates may continue to receive benefits or have obligations and (b) under which (i) any TWG Insurance Subsidiary is the cedent of at least $20,000,000 in annual premiums or $20,000,000 in ceded liabilities or (ii) TWG Re or any Subsidiary of TWG has assumed liabilities in excess of $20,000,000.

“TWG Shareholder Approval” has the meaning set forth in the Recitals.

“TWG Shareholders” has the meaning set forth in Section 8.11(a).

“TWG Shareholders Agreement” means that certain Shareholders Agreement, dated as of August 1, 2014, among TWG and the TPG Shareholders.

“TWG Shares” means the TWG Class A Shares, the TWG Class B Shares and the TWG Ordinary Shares.

“TWG Stock Options” has the meaning set forth in Section 3.16(j).

“TWG Subleases” has the meaning set forth in Section 3.23(c).

“TWG Transaction Expenses” means any of the following, whether paid prior to, at or following the Closing, (i) the obligations of TWG and/or any of its Subsidiaries for all legal, consulting, accounting and other third party expenses (excluding, for the avoidance of doubt, any filing or other similar fees payable in connection with the transactions contemplated by the Original Merger Agreement or this Agreement but including any such expenses owed to non-Subsidiary Affiliates of TWG or their Representatives) incurred in connection with the transactions contemplated by this Agreement (including any success-based fees) determined as of the Closing, (ii) the amount of any transaction-related bonuses, sales bonuses, change of control payments or other similar compensatory payments, in each case, payable by TWG and/or any of its Subsidiaries solely as a result of the transactions contemplated by this Agreement, but in each case, excluding any amount of consideration payable in respect of any Specified TWG Options under Article II of this Agreement, (iii) the employer portion of any payroll, social security, unemployment or similar Tax imposed on the amounts payable pursuant to clause (ii) above, (iv) the Class A Redemption Amount, (v) any dividends paid by TWG Re after the date hereof pursuant to Section 5.01(b)(ii)(B) and (vi) any dividends paid by TWG after the date hereof pursuant to Section 5.01(b)(ii)(D). Purchaser acknowledges and agrees that, for purposes of Section 2.02(e), up to $13,000,000 in respect of any unpaid obligations of TWG and/or any of its Subsidiaries, and any amount paid by TWG and/or any of its Subsidiaries after October 17, 2017 and at, prior to or following the Closing, in each case, pursuant to the Management Services Agreement, dated as of August 1, 2014, by and among The Warranty Group, Inc., Wolverine Acquisitions, Inc., Wolverine InterCo, Inc. and TWG, shall not be considered a “TWG Transaction Expense,” but any such amount in excess of $13,000,000 shall be considered a “TWG Transaction Expense.”

“TWG Warranty Subsidiaries” are those entities listed in Section 8.13(c) of the TWG Disclosure Letter.

“TWG Warranty Subsidiaries Financial Statements” has the meaning set forth in Section 3.05(a)(iii).

“U.S. Tax Reform” means U.S. federal public law number 115-97, commonly referred to as H.R. 1, the Tax Cuts and Jobs Act, and any rule or regulation issued by a Governmental Authority implementing or relating to the same.

“Unvested PBO” means any PBO that, immediately following the Effective Time (but determined by TWG prior to the anticipated Closing Date) will not vest in accordance with the terms of the Plan.

“Upside Trigger Price” means $114.5714.

“Vested PBO” means any PBO that, immediately following the Effective Time (but determined by TWG prior to the anticipated Closing Date) will vest in accordance with the terms of the Plan.

“VWAP” means, for any Trading Day or series of Trading Days, the volume-weighted average price per Purchaser Common Share on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by TWG and Purchaser).

“Waived 280G Benefits” has the meaning set forth in Section 5.26.

“Walk-Away Date” has the meaning set forth in Section 7.01(b)(i).

“Warranty Regulator” means any Governmental Authority regulating service plans and warranty products under any applicable Laws.

“West Jackson Landlord” has the meaning set forth in Section 3.23(d).

“West Jackson Lease Amendment” has the meaning set forth in Section 3.23(d).

“West Jackson Leased Property” has the meaning set forth in Section 3.23(d).

“West Jackson Tenant” has the meaning set forth in Section 3.23(d).

Section 8.14. Interpretation. Except as otherwise explicitly specified to the contrary, (a) references to a Section, Article, Schedule or Exhibit means a Section or Article of, or Schedule or Exhibit to, this Agreement, (b) except as expressly specified otherwise in Article III or Article IV, all references in Article III and Article IV to “the date hereof” or “the date of this Agreement” shall refer to the Original Execution Date, (c) except as otherwise specified in Article III or Article IV of this Agreement, the representations and warranties set forth in Article III or Article IV relate to the referenced matters on the Original Execution Date and any representation or warranty written in the present tense shall be read as to matters on the Original Execution Date, and not as to matters on the Execution Date, (d) except as otherwise specified in Article III or Article IV of this Agreement and in the lead in to each such Article, each reference to “this Agreement” set forth in Article III and Article IV shall refer to the “Original Merger Agreement,” (e) the word “including” shall be construed as “including without limitation”, (f) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (g) terms defined in the singular have a comparable meaning when used in the plural, and vice versa, (h) words expressed in the masculine shall include the feminine and neuter genders and vice versa, (i) the word “will” shall have the same meaning as the word “shall”, (j) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and shall not simply mean “if”, (k) references to “day” or “days” in the lower case means calendar days, (l) the words “hereby”, “hereof”, “herein”, “hereto”, and “hereunder”, and words of similar import, shall refer to this Agreement as a whole and not any particular provisions of this Agreement, (m) references to dollars or “$” are to United States dollars, (n) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (o) documents and other information “made available” to Purchaser means any document or other information that was (1) provided by TWG or its Representatives to Purchaser or its Representatives prior to the execution and delivery of this Agreement (limited, in the case of any such document provided on or after October 16, 2017, to documents or information provided by electronic mail to the Purchaser’s outside legal counsel) or (2) included in the virtual data room of TWG on or prior to October 15, 2017, (p) references to the “ordinary course of business” means the ordinary course of business consistent with past practice, (q) the words “party” or “parties” shall refer to parties to this Agreement, (r) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, and (s) all time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the date on which the period commences and including the date on which the period ends and by extending the period to the first succeeding Business Day if the last day of the period is not a Business Day. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. All Exhibits, Schedules and Disclosure Letters annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit, Schedule or Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.15. Disclosure Letters. Each of the TWG Disclosure Letter and the Purchaser Disclosure Letter (the “Disclosure Letters”) shall be arranged in sections corresponding to the Sections of this Agreement for the convenience of the parties, and the disclosure of an item in one section of a Disclosure Letter as an exception to a particular representation, warranty or covenant in this Agreement shall be deemed adequately disclosed as an exception with respect to all representations, warranties and covenants made by such party in this Agreement to the extent that the relevance of such item to such other representations or warranties is reasonably apparent on the face of such disclosure. The Disclosure Letters are not intended to constitute, and shall not be construed as constituting, representations and warranties of TWG, Merger Sub or Purchaser, as applicable. The mere inclusion of an item in either Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by any party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a TWG Material Adverse Effect or Purchaser Material Adverse Effect, or is within or outside of the ordinary course of business, and no Person may use the fact of the inclusion of any item in a Disclosure Letter in any dispute or controversy involving such Person as to whether any obligation, item or matter not included in the Disclosure Letter is or is not material to TWG and its Subsidiaries or Purchaser and its Subsidiaries, as applicable, or is within or outside of the ordinary course of business.

Section 8.16. Original Merger Agreement. The parties each hereby agree that any rights and obligations that any party may have had under the Original Merger Agreement are hereby terminated in their entirety effective upon the Execution Date. None of the parties nor any of their respective Affiliates shall have any Liability to any other party or any Affiliate of any other party in connection with the Original Merger Agreement or any breach or violation of any covenant set forth therein, or any breach or inaccuracy of any representation or warranty set forth therein (the “Released Claims”). No party shall commence any Action against any other party or any Affiliate of any other party in respect of any Released Claims.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

Assurant, Inc.

By:	/s/ Alan Colberg
Name: Alan Colberg
Title: President and Chief Executive Officer

Spartan Merger Sub, Ltd.

By:	/s/ Richard Dziadzio
Name: Richard Dziadzio
Title: Director

[Signature Page to Amended and Restated Merger Agreement]

TWG Holdings Limited

By:	/s/ Nelson J. Chai
Name: Nelson J. Chai
Title: President and Chief Executive Officer

Arbor Merger Sub, Inc. (solely for the purposes specified in the Preamble hereto)

By:	/s/ Nelson J. Chai
Name: Nelson J. Chai
Title: President and Chief Executive Officer

TWG Re, Ltd.

By:	/s/ Nelson J. Chai
Name: Nelson J. Chai
Title: Director

[Signature Page to Amended and Restated Merger Agreement]